Exhibit 99.2

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the year ended October 31, 2015, compared with the corresponding period in the prior years. This MD&A should be read in conjunction with the audited Consolidated Financial Statements and related Notes for the year ended October 31, 2015. This MD&A is dated December 2, 2015. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current year.

	Financial results overview		Group Financial condition
6	Net Income	30	Balance Sheet Review
6	Revenue	31	Credit Portfolio Quality
10	Provision for Credit Losses	45	Capital Position
10	Expenses	52	Securitization and Off-Balance Sheet Arrangements
11	Taxes	54	Related-Party Transactions
12	Quarterly Financial Information	55	Financial Instruments

	Business segment analysis		Risk Factors and management
14	Business Focus	55	Risk Factors that May Affect Future Results
17	Canadian Retail	59	Managing Risk
21	U.S. Retail
24	Wholesale Banking		Accounting standards and policies
27	Corporate	92	Critical Accounting Estimates
		94	Current and Future Changes in Accounting Policies
	2014 Financial Results overview	96	Controls and Procedures
28	Summary of 2014 Performance
29	2014 Financial Performance by Business Line	97	ADDITIONAL FINANCIAL INFORMATION

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, including in the Management’s Discussion and Analysis (“2015 MD&A”) under the heading “Economic Summary and Outlook”, for each business segment under headings “Business Outlook and Focus for 2016”, and in other statements regarding the Bank’s objectives and priorities for 2016 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including to successfully complete acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2015 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2016”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 1

Financial results overview

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with approximately 10.2 million active online and mobile customers. TD had $1.1 trillion in assets as at October 31, 2015. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed on Table 2. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank implemented new and amended standards under IFRS, which required retrospective application, effective in fiscal 2015 (2015 IFRS Standards and Amendments). As a result, certain comparative amounts have been restated where applicable. The 2015 IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented prior to fiscal 2015. For more information, refer to Note 4 of the 2015 Consolidated Financial Statements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 1: OPERATING RESULTS – Reported
(millions of Canadian dollars)
	2015	2014	2013
Net interest income	$18,724	$17,584	$16,074
Non-interest income	12,702	12,377	11,185
Total revenue	31,426	29,961	27,259
Provision for credit losses	1,683	1,557	1,631
Insurance claims and related expenses	2,500	2,833	3,056
Non-interest expenses	18,073	16,496	15,069
Income before income taxes and equity in net income of an investment in associate	9,170	9,075	7,503
Provision for income taxes	1,523	1,512	1,135
Equity in net income of an investment in associate, net of income taxes	377	320	272
Net income – reported	8,024	7,883	6,640
Preferred dividends	99	143	185
Net income available to common shareholders and non-controlling interests in subsidiaries	$7,925	$7,740	$6,455
Attributable to:
Non-controlling interests	$112	$107	$105
Common shareholders	7,813	7,633	6,350

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 2

TABLE 2 : NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)
	2015	2014	2013
Operating results – adjusted
Net interest income	$18,724	$17,584	$16,074
Non-interest income[1]	12,713	12,097	11,114
Total revenue	31,437	29,681	27,188
Provision for credit losses[2]	1,683	1,582	1,606
Insurance claims and related expenses	2,500	2,833	3,056
Non-interest expenses[3]	17,076	15,863	14,390
Income before income taxes and equity in net income of an investment in associate	10,178	9,403	8,136
Provision for income taxes[4]	1,862	1,649	1,326
Equity in net income of an investment in associate, net of income taxes[5]	438	373	326
Net income – adjusted	8,754	8,127	7,136
Preferred dividends	99	143	185
Net income available to common shareholders and non-controlling interests
in subsidiaries – adjusted	8,655	7,984	6,951
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	112	107	105
Net income available to common shareholders – adjusted	8,543	7,877	6,846
Adjustments for items of note, net of income taxes
Amortization of intangibles[6]	(255)	(246)	(232)
Restructuring charges[7]	(471)	–	(90)
Charge related to the acquisition of Nordstrom Inc.'s (Nordstrom) credit card portfolio and related
integration costs[8]	(51)	–	–
Litigation and litigation-related charge/reserve[9]	(8)	–	(100)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[10]	55	43	57
Integration charges and direct transaction costs relating to the acquisition of the credit card
portfolio of MBNA Canada[11]	–	(125)	(92)
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[12]	–	(131)	(20)
Impact of Alberta flood on the loan portfolio[13]	–	19	(19)
Gain on sale of TD Waterhouse Institutional Services[14]	–	196	–
Total adjustments for items of note	(730)	(244)	(496)
Net income available to common shareholders – reported	$7,813	$7,633	$6,350
1	Adjusted non-interest income excludes the following items of note: $62 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, as explained in footnote 10; $73 million difference of the transaction price over the fair value of the Nordstrom assets acquired, as explained in footnote 8; 2014 – $49 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 14; 2013 – $71 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio.
2	In 2014, adjusted provision for credit losses (PCL) excludes the following items of note: $25 million release of the provision for the impact of the Alberta flood on the loan portfolio, as explained in footnote 13; 2013 – $25 million due to the impact of the Alberta flood on the loan portfolio.
3	Adjusted non-interest expenses exclude the following items of note: $289 million amortization of intangibles, as explained in footnote 6; $686 million due to the initiatives to reduce costs, as explained in footnote 7; $9 million due to integration costs related to the Nordstrom transaction, as explained in footnote 8; $52 million of litigation charges, as explained in footnote 9; $39 million recovery of litigation losses, as explained in footnote 9; 2014 – $286 million amortization of intangibles; $169 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 11; $178 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 12; 2013 – $272 million amortization of intangibles; $125 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $127 million of litigation and litigation-related charges; $129 million due to the initiatives to reduce costs; $27 million of set-up costs in preparation for the affinity relationship with Aimia Inc. with respect to Aeroplan Visa credit cards.
4	For a reconciliation between reported and adjusted provision for income taxes, refer to the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of the MD&A.
5	Adjusted equity in net income of an investment in associate excludes the following items of note: $61 million amortization of intangibles, as explained in footnote 6; 2014 – $53 million amortization of intangibles; 2013 – $54 million amortization of intangibles.
6	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
7	In fiscal 2015, the Bank recorded restructuring charges of $686 million ($471 million after tax) on a net basis. During 2015 the Bank commenced its restructuring review and in the second quarter of 2015 recorded $337 million ($228 million after tax) of restructuring charges and recorded an additional restructuring charge of $349 million ($243 million after tax) on a net basis in the fourth quarter of 2015. The restructuring charges incurred in fiscal 2015 were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. These restructuring charges have been recorded as an adjustment to net income within the Corporate segment. The Bank undertook certain measures commencing in the fourth quarter of 2013, which continued through fiscal year 2014, to reduce costs in a sustainable manner and achieve greater operational efficiencies. To implement these measures, the Bank recorded a provision of $129 million ($90 million after tax) for restructuring charges related primarily to retail branch and real estate optimization initiatives.
8	On October 1, 2015, the Bank acquired substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio and became the primary issuer of Nordstrom credit cards in the U.S. The transaction was treated as an asset acquisition and the difference on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in Non-interest income. In addition, the Bank incurred set-up, conversion and other one-time costs related to integration of the acquired cards and related program agreement. These amounts are included as an item of note in the U.S. Retail segment.
9	As a result of developments and settlements reached in the U.S. in fiscal 2013, the Bank determined that litigation and litigation-related charges of $127 million ($100 million after tax) were required. As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015. During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on certain matters in the U.S., whereby the Bank was assigned the right to these distributions, if and when made available. The amount for fiscal 2015 reflects this recovery of previous settlements.
10	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
11	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment. The fourth quarter of 2014 was the last quarter Canadian Retail included any further MBNA-related integration charges as an item of note.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 3

12	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion, and other one-time costs related to the acquisition of the portfolio and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management, as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs were included as an item of note in the Canadian Retail segment. The third quarter of 2014 was the last quarter Canadian Retail included any set-up, conversion, or other one-time costs related to the acquired Aeroplan credit card portfolio as an item of note.
13	In the third quarter of 2013, the Bank recorded PCL of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. In the third quarter of 2014, the Bank released the remaining provision of $25 million ($19 million after tax). The release of the remaining provision reflects low levels of delinquency and impairments to date, as well as a low likelihood of future material losses within the portfolio.
14	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third and fourth quarters of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.

TABLE 3: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)
	2015	2014	2013
Basic earnings per share – reported	$4.22	$4.15	$3.46
Adjustments for items of note[2]	0.40	0.13	0.26
Basic earnings per share – adjusted	$4.62	$4.28	$3.72

Diluted earnings per share – reported	$4.21	$4.14	$3.44
Adjustments for items of note[2]	0.40	0.13	0.27
Diluted earnings per share – adjusted	$4.61	$4.27	$3.71
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TABLE 4: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)
	2015	2014	2013
TD Bank, National Association (TD Bank, N.A.)	$116	$115	$117
TD Ameritrade Holding Corporation (TD Ameritrade)[2]	61	53	54
MBNA Canada	37	37	36
Aeroplan	17	14	–
Other	24	27	25
	255	246	232
Software and other	289	236	176
Amortization of intangibles, net of income taxes	$544	$482	$408
1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	Included in equity in net income of an investment in associate.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2014, capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)
	2015	2014	2013
Average common equity	$58,178	$49,495	$44,791
Net income available to common shareholders – reported	7,813	7,633	6,350
Items of note, net of income taxes[1]	730	244	496
Net income available to common shareholders – adjusted	8,543	7,877	6,846
Return on common equity – adjusted	14.7%	15.9%	15.3%
1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 4

SIGNIFICANT EVENTS IN 2015

Restructuring Charges

In fiscal 2015, the Bank recorded restructuring charges of $686 million ($471 million after tax) on a net basis. During 2015, the Bank commenced its restructuring review and in the second quarter of 2015 recorded $337 million ($228 million after tax) of restructuring charges and recorded an additional restructuring charge of $349 million ($243 million after tax) on a net basis in the fourth quarter of 2015. The restructuring charges incurred in fiscal 2015 were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review.

Acquisition of Nordstrom Inc.'s U.S. Credit Card Portfolio

On October 1, 2015, the Bank, through its subsidiary, TD Bank USA, National Association (TD Bank USA, N.A.), acquired substantially all of Nordstrom Inc.'s (Nordstrom) existing U.S. Visa and private label consumer credit card portfolio, with a gross outstanding balance of $2.9 billion (US$2.2 billion). In addition, the Bank and Nordstrom entered into a long-term agreement under which the Bank became the exclusive U.S. issuer of Nordstrom-branded Visa and private label consumer credit cards to Nordstrom customers.

At the date of acquisition the Bank recorded the credit card receivables at their fair value of $2.9 billion. The transaction was treated as an asset acquisition and the pre-tax difference of $73 million on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in Non-interest income. The gross amounts of revenue and credit losses have been recorded on the Consolidated Statement of Income in the U.S. Retail segment since that date. Nordstrom shares in a fixed percentage of the revenue and credit losses incurred. Nordstrom’s share of revenue and credit losses is recorded in Non-interest expenses on the Consolidated Statement of Income and related receivables from, or payables to Nordstrom are recorded in Other assets or Other liabilities, respectively, on the Consolidated Balance Sheet.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 5

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

•	Reported net income was $8,024 million, an increase of $141 million, or 2%, compared with last year.
•	Adjusted net income was $8,754 million, an increase of $627 million, or 8%, compared with last year.

Reported net income for the year was $8,024 million, an increase of $141 million, or 2%, compared with $7,883 million last year. Reported net income included a restructuring charge of $471 million after tax and other items of note. Adjusted net income for the year was $8,754 million, an increase of $627 million, or 8%, compared with $8,127 million last year. The increase in adjusted net income was due to higher earnings in the Canadian Retail, U.S. Retail, and Wholesale Banking segments, partially offset by a higher loss in the Corporate segment. Canadian Retail net income increased primarily due to good loan and deposit volume growth, good wealth asset growth, strong credit performance, and higher insurance earnings, partially offset by margin compression and expense growth. U.S. Retail net income increased primarily due to strong organic loan and deposit growth, lower provision for credit losses (PCL), good expense management, and the impact of foreign currency translation, partially offset by margin compression and lower gains on sales of securities. Wholesale Banking net income increased primarily due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. Corporate segment loss increased due to higher provisions for incurred but not identified credit losses related to the Canadian loan portfolio and certain non-recurring positives in the prior year including the gain on sale of TD Ameritrade shares and favourable impact of tax items in the prior year.

Reported diluted earnings per share (EPS) for the year were $4.21, a 2% increase, compared with $4.14 last year. Adjusted diluted EPS for the year were $4.61, an 8% increase, compared with $4.27 last year.

Impact of Foreign Exchange Rate on U.S. Retail Translated Earnings

U.S. Retail earnings, including the contribution from the Bank's investment in TD Ameritrade, are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the year ended October 31, 2015, compared with last year, as shown in the following table.

TABLE 6: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)
	2015 vs. 2014	2014 vs. 2013
U.S. Retail (including TD Ameritrade)
Increased total revenue – reported	$1,135	$570
Increased total revenue – adjusted	1,146	570
Increased non-interest expenses – reported	747	370
Increased non-interest expenses – adjusted	745	370
Increased net income – reported, after tax	297	143
Increased net income – adjusted, after tax	304	143
Increase in basic earnings per share – reported (dollars)	$0.16	$0.08
Increase in basic earnings per share – adjusted (dollars)	0.16	0.08

A one cent increase/decrease in the U.S. dollar to Canadian dollar exchange rate will decrease/increase total Bank annual net income by approximately $32 million.

FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW

•   Reported revenue was $31,426 million, an increase of $1,465 million, or 5%, compared with last year.

•   Adjusted revenue was $31,437 million, an increase of $1,756 million, or 6%, compared with last year.

•   Net interest income increased by $1,140 million, or 6%, compared with last year.

•   Reported non-interest income increased by $325 million, or 3%, compared with last year.

•   Adjusted non-interest income increased by $617 million, or 5%, compared with last year.

NET INTEREST INCOME

Net interest income for the year on a reported and adjusted basis was $18,724 million, an increase of $1,140 million, or 6%, compared with last year. The increase in adjusted net interest income was primarily driven by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments, partially offset by a decline in the Corporate segment. U.S. Retail net interest income increased primarily due to strong organic loan and deposit growth, higher fee revenue, the contribution from Nordstrom, and the impact of foreign currency translation, partially offset by net margin compression and lower accretion. Canadian Retail net interest income increased primarily due to good loan and deposit volume growth and the full year impact of Aeroplan, partially offset by lower margins. Wholesale Banking net interest income increased primarily due to higher trading-related revenue and strong corporate lending growth. Corporate segment net interest income decreased primarily due to lower revenue from treasury and balance sheet management activities.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 6

NET INTEREST MARGIN

Net interest margin declined by 13 basis points (bps) during the year to 2.05%, compared with 2.18% last year. Lower margins in the Canadian and U.S. Retail segments were primarily due to core margin compression.

TABLE 7: NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1,2,3]
(millions of Canadian dollars, except as noted)
			2015			2014			2013
	Average		Average	Average		Average	Average		Average
	balance	Interest[4]	rate	balance	Interest[4]	rate	balance	Interest[4]	rate
Interest-earning assets
Interest-bearing deposits with Banks
Canada	$4,738	$15	0.32%	$3,692	$17	0.46%	$4,552	$23	0.51%
U.S.	40,684	107	0.26	27,179	72	0.26	17,748	48	0.27
Securities
Trading
Canada	50,234	1,297	2.58	55,383	1,367	2.47	54,390	1,398	2.57
U.S.	23,790	454	1.91	18,424	333	1.81	16,781	321	1.91
Non-trading
Canada	31,639	479	1.51	23,169	377	1.63	20,554	336	1.63
U.S.	90,552	1,525	1.68	76,245	1,370	1.80	66,675	1,384	2.08
Securities purchased under reverse
repurchase agreements
Canada	39,384	249	0.63	33,691	288	0.85	24,207	230	0.95
U.S.	36,074	78	0.22	35,512	62	0.17	31,422	94	0.30
Loans
Residential mortgages[5]
Canada	188,048	4,924	2.62	178,128	5,212	2.93	167,061	5,049	3.02
U.S.	26,336	984	3.74	22,677	858	3.78	20,010	764	3.82
Consumer instalment and other personal
Canada	93,943	4,600	4.90	90,512	4,499	4.97	91,729	4,718	5.14
U.S.	35,609	1,144	3.21	29,272	1,058	3.61	26,206	1,016	3.88
Credit card
Canada	18,096	2,235	12.35	17,984	2,245	12.48	14,582	1,828	12.54
U.S.	8,778	1,450	16.52	7,200	1,287	17.88	4,697	834	17.76
Business and government[5]
Canada	62,879	1,759	2.80	55,048	1,808	3.28	52,820	1,584	3.00
U.S.	85,553	2,730	3.19	64,343	2,308	3.59	55,186	2,270	4.11
International	77,467	800	1.03	69,494	767	1.10	62,180	718	1.15
Total interest-earning assets	$913,804	$24,830	2.72%	$807,953	$23,928	2.96%	$730,800	$22,615	3.09%

Interest-bearing liabilities
Deposits
Personal
Canada	$181,101	$1,158	0.64%	$172,897	$1,394	0.81%	$168,369	$1,660	0.99%
U.S.	178,287	218	0.12	147,025	197	0.13	130,378	211	0.16
Banks[6]
Canada	8,907	34	0.38	5,898	18	0.31	6,134	11	0.18
U.S.	11,764	32	0.27	7,682	16	0.21	6,565	14	0.21
Business and government[6,7]
Canada	180,596	1,796	0.99	145,233	1,540	1.06	120,426	1,270	1.05
U.S.	154,578	909	0.59	125,375	1,065	0.85	111,787	1,248	1.12
Subordinated notes and debentures	7,953	390	4.90	7,964	412	5.17	8,523	447	5.24
Obligations related to securities sold
short and under repurchase agreements
Canada	46,340	450	0.97	47,360	535	1.13	40,874	472	1.15
U.S.	47,835	186	0.39	42,962	122	0.28	37,534	102	0.27
Securitization liabilities[8]	34,968	593	1.70	41,745	777	1.86	50,591	927	1.83
Other liabilities
Canada	4,889	79	1.62	5,652	88	1.56	5,625	82	1.46
U.S.	33	4	12.06	29	1	3.45	72	3	4.17
International[6]	35,693	257	0.72	32,673	179	0.55	19,766	94	0.48
Total interest-bearing liabilities	$892,944	$6,106	0.68%	$782,495	$6,344	0.81%	$706,644	$6,541	0.93%
Total net interest income on average
earning assets	$913,804	$18,724	2.05%	$807,953	$17,584	2.18%	$730,800	$16,074	2.20%
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Net interest income includes dividends on securities.
3	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
4	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
5	Includes average trading loans of $10 billion (2014 – $10 billion, 2013 – $9 billion).
6	Includes average trading deposits with a fair value of $71 billion (2014 – $58 billion, 2013 – $47 billion).
7	Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts (IDA) of $1,051 million (2014 – $895 million, 2013 – $821 million).
8	Includes average securitization liabilities at fair value of $11 billion (2014 – $16 billion, 2013 – $25 billion) and average securitization liabilities at amortized cost of $24 billion (2014 – $26 billion, 2013 – $26 billion).

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7

The following table presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/interest rate variance have been allocated to average interest rate.

TABLE 8: ANALYSIS OF CHANGE IN NET INTEREST INCOME[1,2,3]
(millions of Canadian dollars)
	2015 vs. 2014			2014 vs. 2013
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Interest-earning assets
Interest-bearing deposits with banks
Canada	$5	$(7)	$(2)	$(5)	$(1)	$(6)
U.S.	36	(1)	35	25	(1)	24
Securities
Trading
Canada	(127)	57	(70)	26	(57)	(31)
U.S.	96	25	121	32	(20)	12
Non-trading
Canada	138	(36)	102	43	(2)	41
U.S.	257	(102)	155	199	(213)	(14)
Securities purchased under reverse
repurchase agreements
Canada	49	(88)	(39)	90	(32)	58
U.S.	1	15	16	12	(44)	(32)
Loans
Residential mortgages
Canada	290	(578)	(288)	334	(171)	163
U.S.	139	(13)	126	102	(9)	93
Consumer instalment and other personal
Canada	171	(70)	101	(62)	(157)	(219)
U.S.	229	(143)	86	119	(77)	42
Credit card
Canada	14	(24)	(10)	426	(9)	417
U.S.	282	(119)	163	444	9	453
Business and government
Canada	257	(306)	(49)	67	157	224
U.S.	761	(339)	422	377	(338)	39
International	75	(42)	33	96	(47)	49
Total interest income	$2,673	$(1,771)	$902	$2,325	$(1,012)	$1,313

Interest-bearing liabilities
Deposits
Personal
Canada	$66	$(302)	$(236)	$44	$(310)	$(266)
U.S.	42	(21)	21	27	(41)	(14)
Banks
Canada	9	7	16	–	7	7
U.S.	8	8	16	3	(1)	2
Business and government
Canada	375	(119)	256	262	8	270
U.S.	248	(404)	(156)	152	(335)	(183)
Subordinated notes and debentures	–	(22)	(22)	(29)	(6)	(35)
Obligations related to securities sold
short and under repurchase agreements
Canada	(11)	(74)	(85)	75	(12)	63
U.S.	14	50	64	15	5	20
Securitization liabilities	(126)	(58)	(184)	(159)	9	(150)
Other liabilities
Canada	(12)	3	(9)	1	5	6
U.S.	–	3	3	(2)	–	(2)
International	25	53	78	72	13	85
Total interest expense	$638	$(876)	$(238)	$461	$(658)	$(197)
Net interest income	$2,035	$(895)	$1,140	$1,864	$(354)	$1,510
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 8

NON-INTEREST INCOME

Non-interest income for the year on a reported basis was $12,702 million, an increase of $325 million, or 3%, compared with last year. Adjusted non-interest income for the year was $12,713 million, an increase of $616 million, or 5%, compared with last year. The increase in adjusted non-interest income was primarily driven by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments, partially offset by the Corporate segment. U.S. Retail non-interest income increased primarily due to the contribution from Nordstrom and the impact of foreign currency translation, partially offset by lower gains on sales of securities. Canadian Retail non-interest income increased primarily due to wealth asset growth, higher personal and business banking fee-based revenue, and insurance premiums, partially offset by the impact of a change in mix of reinsurance contracts. Wholesale Banking non-interest income increased primarily due to strong debt underwriting fees and corporate lending growth. Corporate segment non-interest income decreased primarily due to the gains on sales of TD Ameritrade shares in the prior year.

TABLE 9: NON-INTEREST INCOME
(millions of Canadian dollars, except as noted)
				2015 vs. 2014
	2015	2014	2013	% change
Investment and securities services
TD Waterhouse fees and commissions	$430	$412	$406	4%
Full-service brokerage and other securities services	760	684	596	11
Underwriting and advisory	443	482	365	(8)
Investment management fees	481	413	326	16
Mutual fund management	1,569	1,355	1,141	16
Total investment and securities services	3,683	3,346	2,834	10
Credit fees	925	845	785	9
Net securities gains (losses)	79	173	304	(54)
Trading income (losses)	(223)	(349)	(279)	36
Service charges	2,376	2,152	1,966	10
Card services	1,766	1,552	1,220	14
Insurance revenue	3,758	3,883	3,734	(3)
Trust fees	150	150	148	–
Other income (loss)	188	625	473	(70)
Total	$12,702	$12,377	$11,185	3%

TRADING-RELATED INCOMe

Trading-related income is the total of net interest income on trading positions, trading income (loss), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio. Trading-related income for the year was $1,152 million, an increase of $173 million, or 18%, compared with last year. For additional details, refer to Note 22 of the 2015 Consolidated Financial Statements. The increase in trading-related income over last year was primarily driven by broad-based performance from interest rate and credit trading, foreign exchange trading and equity trading that benefited from improved client activity in the year. Equity trading also benefited from increased volatility in the latter half of the year.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank’s trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 9

FINANCIAL RESULTS OVERVIEW

Provision for Credit Losses

AT A GLANCE OVERVIEW

•   Reported PCL was $1,683 million, an increase of $126 million, or 8%, compared with last year.

•   Adjusted PCL was $1,683 million, an increase of $101 million, or 6%, compared with last year.

Reported PCL for the year was $1,683 million, an increase of $126 million, or 8%, compared with last year. Adjusted PCL for the year was $1,683 million, an increase of $101 million, or 6%, compared with last year. The increase was primarily driven by increases in the Corporate and U.S. Retail segments, partially offset by a decrease in the Canadian Retail segment. Corporate segment PCL increased primarily due to higher provisions for incurred but not identified credit losses related to the Canadian loan portfolio. U.S. Retail PCL increased primarily due to volume growth, provisions related to the flooding in South Carolina, and the impact of foreign currency translation partially offset by continued credit quality improvement across various portfolios. Canadian Retail PCL decreased primarily due to higher recoveries in business banking, the sale of charged-off accounts, and strong credit performance in personal banking.

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

•  Reported non-interest expenses were $18,073 million, an increase of $1,577 million, or 10%, compared with last year.

•  Adjusted non-interest expenses were $17,076 million, an increase of $1,213 million, or 8%, compared with last year.

•  Insurance claims and related expenses were $2,500 million, a decrease of $333 million, or 12%, compared with last year.

•  Reported efficiency ratio was 57.5%, compared with 55.1% last year.

•  Adjusted efficiency ratio was 54.3%, compared with 53.4% last year.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $18,073 million, an increase of $1,577 million, or 10%, compared with last year. Reported non-interest expense included a restructuring charge of $686 million. Adjusted non-interest expenses were $17,076 million, an increase of $1,213 million, or 8%, compared with last year. The increase in adjusted non-interest expenses was driven by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments. U.S. Retail non-interest expenses increased primarily due to investments to support business growth, the impact of foreign currency translation, and the Nordstrom acquisition, partially offset by productivity savings. Canadian Retail non-interest expenses increased primarily due to higher employee-related costs, including higher revenue-based variable expenses in the wealth business, business growth, and higher initiative spend, partially offset by productivity savings. Wholesale Banking non-interest expenses increased primarily due to the impact of foreign exchange translation and higher operating expenses.

Insurance claims and related expenses

Insurance claims and related expenses were $2,500 million, a decrease of $333 million, or 12%, compared with last year, primarily due to a change in mix of reinsurance contracts, more favourable prior years’ development, less severe weather conditions, and lower current year claims costs.

EFFICIENCY RATIO

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio was 57.5%, compared with 55.1% last year. The adjusted efficiency ratio was 54.3%, compared with 53.4% last year. The adjusted efficiency ratio, with insurance claims and related expenses offset against revenues, was 59.0% compared with 59.1% last year.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 10

TABLE 10: NON-INTEREST EXPENSES AND EFFICIENCY RATIO
(millions of Canadian dollars, except as noted)
				2015 vs. 2014
	2015	2014	2013	% change
Salaries and employee benefits
Salaries	$5,452	$5,171	$4,751	5
Incentive compensation	2,057	1,927	1,634	7
Pension and other employee benefits	1,534	1,353	1,266	13
Total salaries and employee benefits	9,043	8,451	7,651	7
Occupancy
Rent	887	800	755	11
Depreciation and impairment losses	376	324	330	16
Other	456	425	371	7
Total occupancy	1,719	1,549	1,456	11
Equipment
Rent	172	147	216	17
Depreciation and impairment losses	212	209	188	1
Other	508	454	443	12
Total equipment	892	810	847	10
Amortization of other intangibles	662	598	521	11
Marketing and business development	728	756	685	(4)
Restructuring charges	686	29	129	2,266
Brokerage-related fees	324	321	317	1
Professional and advisory services	1,032	991	1,009	4
Communications	273	283	281	(4)
Other expenses
Capital and business taxes	139	160	147	(13)
Postage	222	212	201	5
Travel and relocation	175	185	186	(5)
Other	2,178	2,151	1,639	1
Total other expenses	2,714	2,708	2,173	–
Total expenses	$18,073	$16,496	$15,069	10
Efficiency ratio – reported	57.5%	55.1%	55.3%	240	bps
Efficiency ratio – adjusted	54.3	53.4	52.9	90

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes increased by $50 million, or 2%, compared with last year. Income tax expense, on a reported basis, was up $11 million, or 1%, compared with last year. Other taxes were up $39 million, or 3%, compared with last year. Adjusted total income and other taxes were up $252 million from last year. Total income tax expense, on an adjusted basis, was up $213 million, or 13%, from last year.

The Bank’s effective income tax rate on a reported basis was 16.6% for 2015, compared with 16.7% last year. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 26 of the 2015 Consolidated Financial Statements.

The Bank’s adjusted effective tax rate for the year was 18.3%, compared with 17.5% last year. The year-over-year increase was largely due to changes in business mix and the resolution of certain audit items in 2014.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $221 million in the year, compared with $198 million last year, was not part of the Bank’s effective tax rate.

Canadian Federal Budget

As mentioned in the Bank's second and third quarter 2015 Reports to Shareholders, the Government of Canada's April budget included proposals that would negatively impact financial institutions. We expect that these proposals will be maintained by the recently elected Federal government and the Bank will continue to monitor any change to them. We note that, if effective, parts of the proposals are expected to affect our Insurance business starting in fiscal 2016, resulting in an increase in income taxes for that business of approximately $30 million to $35 million, as calculated on a quarterly basis.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 11

TABLE 11: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)
	2015	2014	2013
Provision for income taxes – reported	$1,523	$1,512	$1,135
Adjustments for items of note: Recovery of (provision for) incomes taxes[1,2]
Amortization of intangibles	95	93	94
Restructuring charges	215	–	39
Charge related to the acquisition of Nordstrom's credit card portfolio and related integration costs	31	–	–
Litigation and litigation-related charge/reserve	5	–	26
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(7)	(6)	(14)
Integration charges and direct transaction costs relating to the acquisition of the credit card
portfolio of MBNA Canada	–	44	33
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and
acquisition of Aeroplan Visa credit card accounts	–	47	7
Impact of Alberta flood on the loan portfolio	–	(6)	6
Gain on sale of TD Waterhouse Institutional Services	–	(35)	–
Total adjustments for items of note	339	137	191
Provision for income taxes – adjusted	1,862	1,649	1,326
Other taxes
Payroll	485	435	404
Capital and premium	135	157	140
GST, HST, and provincial sales[3]	428	426	380
Municipal and business	181	172	169
Total other taxes	1,229	1,190	1,093
Total taxes – adjusted	$3,091	$2,839	$2,419
Effective income tax rate – adjusted[4]	18.3%	17.5%	16.3%
1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Goods and services tax (GST) and Harmonized sales tax (HST).
4	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2015 PERFORMANCE SUMMARY

Reported net income for the quarter was $1,839 million, an increase of $93 million, or 5%, compared with the fourth quarter last year. Reported net income included a restructuring charge of $243 million after tax and other items of note. Adjusted net income for the quarter was $2,177 million, an increase of $315 million, or 17%, compared with the fourth quarter last year. Reported diluted EPS for the quarter was $0.96, compared with $0.91 in the fourth quarter last year. Adjusted diluted EPS for the quarter was $1.14, compared with $0.98 in the fourth quarter last year.

Reported revenue for the quarter was $8,047 million, an increase of $595 million, or 8%, compared with the fourth quarter last year. Adjusted revenue for the quarter was $8,096 million, an increase of $645 million, or 9%, compared with the fourth quarter last year. The increase in adjusted revenue was primarily driven by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments. U.S. Retail revenue increased primarily due to strong loan and deposit growth, broad-based fee growth, the Nordstrom acquisition, and the impact of foreign currency translation, partially offset by lower margins. Canadian Retail revenue increased primarily due to good loan and deposit volume growth, higher fee-based revenue, good wealth asset growth, and insurance premium growth, partially offset by lower margins, a change in mix of reinsurance contracts, and the change in fair value of investments supporting insurance claims liabilities. Wholesale Banking revenue increased primarily due to higher trading-related revenue, and corporate lending growth both in Canada and the U.S., partially offset by lower equity underwriting.

PCL for the quarter was $509 million, an increase of $138 million, or 37%, compared with the fourth quarter last year. The increase was primarily driven by increases in the U.S. Retail and Corporate segments partially offset by a decrease in the Canadian Retail segment. U.S. Retail PCL increased primarily due to higher provisions for commercial loans, provisions related to the South Carolina flooding, and the impact of foreign currency translation. Corporate segment PCL increased primarily due to higher provisions for incurred but not identified credit losses related to the Canadian loan portfolio. Canadian Retail PCL decreased primarily due to higher recoveries.

Insurance claims and related expenses for the quarter were $637 million, a decrease of $83 million, or 12%, compared with the fourth quarter last year, primarily due to the change in mix of reinsurance contracts, more favourable prior years’ development and the change in fair value of investments supporting claims liabilities, partially offset by higher current year claims costs.

Reported non-interest expenses for the quarter were $4,911 million, an increase of $580 million, or 13%, compared with the fourth quarter last year. Reported non-interest expense included a restructuring charge of $349 million. Adjusted non-interest expenses for the quarter were $4,480 million, an increase of $293 million, or 7%, compared with the fourth quarter last year. The increase in adjusted non-interest expenses was primarily driven by an increase in the U.S. Retail segment partially offset by a decrease in the Corporate segment. Canadian Retail and Wholesale Banking non-interest expenses were relatively flat compared to the prior quarter. U.S. Retail non-interest expenses increased primarily due to the Nordstrom acquisition, investment to support business growth and the impact of foreign currency translation, partially offset by ongoing productivity savings.

The Bank’s reported effective tax rate was 13.0% for the quarter, compared with 18.2% in the same quarter last year. The decrease was largely due to the tax impact associated with the restructuring charges. The Bank’s adjusted effective tax rate was 16.9% for the quarter, compared with 18.9% in the same quarter last year. The decrease was largely due to higher tax-exempt dividend income from taxable Canadian corporations and business mix.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 12

QUARTERLY TREND ANALYSIS

The Bank has had solid underlying adjusted earnings growth over the past eight quarters. Canadian Retail earnings have been strong with good loan and deposit volume growth, higher fee-based revenue driven by wealth asset growth, and higher insurance earnings. U.S. Retail earnings have benefited from strong loan and deposit volume growth and continued investments to support business growth. Wholesale Banking earnings benefited from improved trading and investment banking results driven by strong client activity. The earnings contribution from the Bank’s investment in TD Ameritrade has increased over the past two years primarily due to higher base earnings in TD Ameritrade. The Bank's earnings also benefited from the impact of foreign currency translation over the past eight quarters.

TABLE 12: QUARTERLY RESULTS[1]
(millions of Canadian dollars, except as noted)
					For the three months ended
	2015				2014
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$4,887	$4,697	$4,580	$4,560	$4,457	$4,435	$4,391	$4,301
Non-interest income	3,160	3,309	3,179	3,054	2,995	3,074	3,044	3,264
Total revenue	8,047	8,006	7,759	7,614	7,452	7,509	7,435	7,565
Provision for credit losses	509	437	375	362	371	338	392	456
Insurance claims and related expenses	637	600	564	699	720	771	659	683
Non-interest expenses	4,911	4,292	4,705	4,165	4,331	4,040	4,029	4,096
Provision for (recovery of) income taxes	259	502	344	418	370	330	447	365
Equity in net income of an investment in
associate, net of income taxes	108	91	88	90	86	77	80	77
Net income – reported	1,839	2,266	1,859	2,060	1,746	2,107	1,988	2,042
Adjustments for items of note, net of
income taxes[2]
Amortization of intangibles	65	62	65	63	62	60	63	61
Restructuring charges	243	–	228	–	–	–	–	–
Charge related to the acquisition of
Nordstrom's credit card portfolio and related
integration costs	51	–	–	–	–	–	–	–
Litigation and litigation-related charge/reserve	–	(24)	32	–	–	–	–	–
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	(21)	(19)	(15)	–	–	(24)	–	(19)
Integration charges and direct transaction
costs relating to the acquisition of the credit
card portfolio of MBNA Canada	–	–	–	–	54	27	23	21
Set-up, conversion and other one-time
costs related to affinity relationship with
Aimia and acquisition of Aeroplan Visa
credit card accounts	–	–	–	–	–	16	–	115
Impact of Alberta flood on the loan portfolio	–	–	–	–	–	(19)	–	–
Gain on sale of TD Waterhouse Institutional
Services	–	–	–	–	–	–	–	(196)
Total adjustments for items of note	338	19	310	63	116	60	86	(18)
Net income – adjusted	2,177	2,285	2,169	2,123	1,862	2,167	2,074	2,024
Preferred dividends	26	25	24	24	32	25	40	46
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,151	2,260	2,145	2,099	1,830	2,142	2,034	1,978
Attributable to:
Non-controlling interests – adjusted	29	28	28	27	27	27	26	27
Common shareholders – adjusted	$2,122	$2,232	$2,117	$2,072	$1,803	$2,115	$2,008	$1,951

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$0.96	$1.20	$0.98	$1.09	$0.92	$1.12	$1.05	$1.07
Adjusted	1.15	1.21	1.15	1.12	0.98	1.15	1.09	1.06
Diluted earnings per share
Reported	0.96	1.19	0.97	1.09	0.91	1.11	1.04	1.07
Adjusted	1.14	1.20	1.14	1.12	0.98	1.15	1.09	1.06
Return on common equity – reported	11.4%	14.9%	12.8%	14.6%	13.1%	16.3%	15.9%	16.4%
Return on common equity – adjusted	13.5	15.0	15.0	15.1	14.0	16.8	16.6	16.2

(billions of Canadian dollars, except as noted)
Average earning assets	$958	$925	$906	$862	$832	$810	$798	$791
Net interest margin as a percentage
of average earning assets	2.02%	2.01%	2.07%	2.10%	2.13%	2.17%	2.26%	2.16%
1	Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments.
2	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 13

business segment analysis

Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments:

Canadian Retail, U.S. Retail, and Wholesale Banking.

Canadian Retail provides a full range of financial products and services to customers in the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth, and insurance businesses. Under the TD Canada Trust brand, personal and small business banking provides a full range of financial products and services to nearly 15 million customers through its network of 1,165 branches, 3,153 automated banking machines, telephone, internet and mobile banking. Commercial Banking serves the needs of medium and large Canadian businesses by offering a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day banking needs. Auto Finance provides flexible financing options to customers at point of sale for automotive and recreational vehicle purchases through our auto dealer network. The credit card business provides an attractive line-up of credit cards including co-branded and affinity credit card programs. The wealth business offers a wide range of wealth products and services to a large and diverse set of retail and institutional clients in Canada and Europe through the direct investing, advice-based, and asset management businesses. The insurance business offers property and casualty insurance, as well as life and health insurance products in Canada.

U.S. Retail comprises the Bank’s retail and commercial banking operations operating under the brand TD Bank, America’s Most Convenient Bank®, auto financing services, and wealth management services in the U.S. The retail banking operations provide a full range of financial products and services to over 8 million customers through multiple delivery channels, including a network of 1,298 stores located along the east coast from Maine to Florida, mobile and internet banking, automated teller machines (ATM), and telephone. The commercial banking operations serves the needs of businesses, through a diversified range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Auto finance provides flexible financing options to customers at point of sale for automotive vehicle purchases. Wealth management offers a wide range of wealth products and services to retail and institutional clients. U.S. Retail works with TD Ameritrade to refer mass affluent clients to TD Ameritrade for their direct investing needs. The results of the Bank’s equity investment in TD Ameritrade are included in U.S. Retail and reported as equity in net income of an investment in associate, net of income taxes.

Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD’s strategy, providing market access to TD’s wealth and retail operations, and providing wholesale banking solutions to our partners and their customers.

The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes the impact of treasury and balance sheet management activities, provisions for incurred but not identified credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

Effective October 1, 2015, the results of the acquired Nordstrom U.S. Credit Card Portfolio are reported in the U.S. Retail segment. Effective December 27, 2013, and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment. The results of the credit card portfolio of Target Corporation and the related program agreement (collectively “Target”), acquired on March 13, 2013, and the results of Epoch Investment Partners, Inc. (Epoch), acquired on March 27, 2013, are both reported in the U.S. Retail segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results, where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, refer to the “Financial Results Overview” section of this document. For information concerning the Bank’s measure of adjusted ROE, which is a non-GAAP financial measure, refer to the “Return on Common Equity” section. Segmented information also appears in Note 30 of the 2015 Consolidated Financial Statements.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income including dividends is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $417 million, compared with $428 million last year.

As noted in Note 9 of the 2015 Consolidated Financial Statements, the Bank continues to securitize retail loans and receivables, however under IFRS, the majority of these loans and receivables remain on balance sheet.

The “Business Outlook and Focus for 2016” section for each segment, provided on the following pages, is based on the Bank’s views and the assumptions set out in the “Economic Summary and Outlook” section and the actual outcome may be materially different. For more information, refer to the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 14

TABLE 13: RESULTS BY SEGMENT
(millions of Canadian dollars)
	Canadian				Wholesale
	Retail		U.S. Retail		Banking		Corporate		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net interest income (loss)	$9,781	$9,538	$7,011	$6,000	$2,295	$2,210	$(363)	$(164)	$18,724	$17,584
Non-interest income (loss)	9,904	9,623	2,414	2,245	631	470	(247)	39	12,702	12,377
Provision for (recovery of) credit losses	887	946	749	676	18	11	29	(76)	1,683	1,557
Insurance claims and related expenses	2,500	2,833	–	–	–	–	–	–	2,500	2,833
Non-interest expenses	8,407	8,438	6,170	5,352	1,701	1,589	1,795	1,117	18,073	16,496
Income (loss) before provision for income taxes	7,891	6,944	2,506	2,217	1,207	1,080	(2,434)	(1,166)	9,170	9,075
Provision for (recovery of) income taxes	1,953	1,710	394	412	334	267	(1,158)	(877)	1,523	1,512
Equity in net income of an investment
in associate, net of income taxes	–	–	376	305	–	–	1	15	377	320
Net income (loss) – reported	5,938	5,234	2,488	2,110	873	813	(1,275)	(274)	8,024	7,883
Adjustments for items of note, net of
income taxes[1]
Amortization of intangibles	–	–	–	–	–	–	255	246	255	246
Charge related to the acquisition of Nordstrom's
credit card portfolio and related integration costs	–	–	51	–	–	–	–	–	51	–
Restructuring charges	–	–	–	–	–	–	471	–	471	–
Litigation and litigation-related charge/reserve	–	–	8	–	–	–	–	–	8	–
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	–	–	–	–	–	–	(55)	(43)	(55)	(43)
Integration charges and direct transaction costs
relating to the acquisition of the credit card
portfolio of MBNA Canada	–	125	–	–	–	–	–	–	–	125
Set-up, conversion and other one-time
costs related to affinity relationship with Aimia
and acquisition of Aeroplan Visa credit
card accounts	–	131	–	–	–	–	–	–	–	131
Impact of Alberta flood on the loan portfolio	–	–	–	–	–	–	–	(19)	–	(19)
Gain on sale of TD Waterhouse
Institutional Services	–	–	–	–	–	–	–	(196)	–	(196)
Total adjustments for items of note	–	256	59	–	–	–	671	(12)	730	244
Net income (loss) – adjusted	$5,938	$5,490	$2,547	$2,110	$873	$813	$(604)	$(286)	$8,754	$8,127

(billions of Canadian dollars)
Average common equity[2]	$13.9	$12.6	$31.1	$25.1	$5.8	$4.7	$7.4	$7.1	$58.2	$49.5
CET1 Capital risk-weighted assets[3,4]	106	100	200	158	65	61	11	9	382	328
1	For explanations of items of note, refer to the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
3	Prior to 2015, amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
4	Effective the third quarter of 2014, each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institution (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). Effective the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 15

ECONOMIC SUMMARY AND OUTLOOK

The first half of calendar 2015 saw a marked downturn in the Canadian economy, as real gross domestic product (GDP) contracted in both the first and second quarters. It is estimated that economic growth resumed in the July to September period, helped in part by a rebound in exports to the U.S. and some one-time factors, including the resumption of production at a major automotive plant. Looking ahead to the next four to five quarters, real GDP is expected to average a moderate 2% on a quarterly annualized basis. In contrast, the U.S. economy has continued to expand steadily, growing an average of 2% per quarter between January and September 2015. Economic growth in the U.S. is expected to pick up to about 2.5% in subsequent quarters.

Beyond the North American borders, economic conditions are mixed. Signs of improvement can be seen in the main European economies and in the United Kingdom, but economies remain highly reliant on extraordinary monetary accommodation. Growth remains stubbornly weak in emerging markets. This emerging market weakness in many ways reflects concerns about the Chinese economy, which has entered a lower-growth phase. At the same time, global commodity prices, notably metals, have trended lower. This has resulted in a weaker growth outlook for economies with exposure to both commodity production and/or China exports, such as Australia.

While low commodity prices are proving a headwind for many economies, the converse is true in the U.S., where low commodity prices (particularly within the energy sector) are helping to support consumer spending. Indeed, while activity expanded only 1.5% in the June to September period, this reflected a drawdown in inventories and headwinds on exports from a strong U.S. dollar. Consumer spending far outpaced that of overall growth, rising a robust 3.2% in the same period reflecting solid pent-up demand and relatively low unemployment. Increased spending by households and domestic-oriented businesses is expected to yield above-trend economic growth in calendar 2016. Consistent with an economy that has less and less slack remaining, the U.S. Federal Reserve appears likely to raise rates in December 2015, with further gradual increases likely thereafter.

The outlook for the main sectors of the Canadian economy varies. Household consumption will likely be constrained by record-high debt levels, although debt service payments remain affordable helped by the low interest rate environment. The net effect will be an ongoing expansion of household spending, but at a slower pace than seen in the past. Non-residential investment is expected to continue contracting into the first half of calendar 2016, as persistently low oil prices continue to impact investment planning decisions in the important oil and gas sector.

Residential investment has continued to be a key driver of the Canadian economy so far in calendar 2015. The effect of past interest rate cuts, which have been supportive of this sector, are expected to fade by mid-2016, and housing investment is expected to decline as further supply comes on market. Overall, a small pause in the sector is likely, helping rebalance the market after a prolonged period of expansion.

Canadian exporters are expected to be a key source of growth over the second half of calendar 2015 and throughout 2016, fuelled by rising U.S. demand and a favourable exchange rate against the U.S. dollar. Strong growth in this sector will likely lead to some investment spending, particularly on machinery and equipment, which is forecast to partially offset expected weakness in the oil and gas sector. Additional investment support is likely to come from the federal government, which has pledged further infrastructure spending. While details are not yet available, this spending may boost GDP growth in calendar years 2016 and 2017 by as much as 0.1 and 0.3 percentage points, respectively.

With growth expected to settle in at a moderate 2% in the coming quarters, there does not appear to be any significant fundamental inflationary pressures in Canada, and as a result, core inflation is expected to remain near 2% for the foreseeable future, in line with the Bank of Canada's target. Oil price movements have resulted in a significant deviation of overall inflation from the core rate, averaging just 1.1% year-on-year growth in the June to September period of 2015. With oil prices expected to remain persistently low, it is likely that inflation will remain well below the 2% target throughout both fiscal and calendar 2016. Prospects for relatively low inflation and the moderate growth profile provide little impetus for Bank of Canada to change interest rates. The policy interest rate is expected to remain at 0.50% until mid-2017, at which point the Bank of Canada is expected to begin increasing interest rates, albeit at a more gradual pace than seen in past tightening cycles.

We consider the forecast outlined above to be the most likely scenario. However, forecasts are by definition uncertain, and risks to the outlook exist. Significant uncertainty remains around the outlook for growth in China. A sharper slow-down of growth than anticipated would place sizeable downward pressure on commodity prices, reducing the value of Canadian exports and relative investment. Canadian exports themselves present a risk to the outlook, accounting for more than a quarter of expected growth in calendar 2016; should foreign demand fail to evolve in line with expectations, economic growth may disappoint. It is also possible that the Canadian economy may outperform our expectations. In particular, the resiliency of Canadian housing demand has been underestimated in the past, and this may continue to be the case given low interest rates and continued income gains.

1 Amounts exclude Corporate Segment.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 16

BUSINESS SEGMENT ANALYSIS

Canadian Retail

Canadian Retail provides a full range of financial products and services to nearly 15 million customers in the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth, and insurance businesses.

TABLE 14: REVENUE – Reported
(millions of Canadian dollars)
	2015	2014	2013
Personal banking	$9,993	$9,600	$8,808
Business banking	2,323	2,284	2,232
Wealth	3,436	3,226	2,917
Insurance	3,933	4,051	3,825
Total	$19,685	$19,161	$17,782

Business Highlights

•	Achieved record adjusted earnings of $5,938 million, and an adjusted efficiency ratio of 42.7%.
•	Recognized as an industry leader in customer service excellence with distinctions that included the following:
–	TD Canada Trust ranked “Highest in Customer Satisfaction Among the Big Five Retail Banks”[2] for the tenth consecutive year by J.D. Power, a global marketing information company. The 2015 Canadian Retail Banking Customer Satisfaction Study included responses from over 14,000 customers who use a primary financial institution for personal banking.
–	TD Canada Trust retained the #1 spot in “Customer Service Excellence”[3] among the Big Five Retail Banks for the eleventh consecutive year according to Ipsos, a global market research firm.
–	TD Canada Trust has won the “Online Banking Excellence”[4] award among the Big Five Retail Banks for the eleventh consecutive year according to Ipsos, a global market research firm.
–	TD Canada Trust has won the “Mobile Banking Excellence”[5] award among the Big Five Retail Banks in every single year of the award's existence according to Ipsos, a global market research firm.
–	TD Wealth Private Investment Advice received the second-highest numerical score for overall customer satisfaction in the proprietary J.D. Power 2015 Canadian Full Service Investor Satisfaction StudySM6.
•	Continued to focus on customer service and convenience by optimizing our branch network, and investing in our digital channel experience, including mobile and online banking.
•	Recorded strong chequing and savings deposit volume growth due to a focus on acquiring and retaining core customer accounts.
•	TD Auto Finance Canada had record originations in Canada during the year ended October 31, 2015.

2  Received the highest numerical score among the big five retail banks in the proprietary J.D. Power 2006-2015 Canadian Retail Banking Customer Satisfaction StudiesSM. 2015 study based on over 14,000 total responses and measures opinions of consumers with their primary banking institution. Proprietary study results are based on experiences and perceptions of consumers surveyed April-May 2015. Your experiences may vary. Visit www.jdpower.com.

3   Ipsos 2015 Best Banking Awards are based on ongoing quarterly Customer Service Index (CSI) survey results. Sample size for the total 2015 CSI program year ended with the August 2015 survey wave was 45,391 completed surveys yielding 65,991 financial institution ratings nationally.

4   TD Canada Trust has won the Online Banking Excellence award among the big five retail banks in the proprietary Ipsos 2006-2015 Best Banking StudiesSM. Ipsos 2015 Best Banking Awards are based on ongoing quarterly CSI survey results. Sample size for the total 2015 CSI program year ended with the August 2015 survey wave was 45,391 completed surveys yielding 65,991 financial institution ratings nationally.

5   TD Canada Trust has won the award among the big five retail banks in the proprietary Ipsos 2013-2015 Best Banking StudiesSM. The Mobile Banking Excellence award was introduced in 2013. Ipsos 2015 Best Banking Awards are based on ongoing quarterly CSI survey results. Sample size for the total 2015 CSI program year ended with the August 2015 survey wave was 45,391 completed surveys yielding 65,991 financial institution ratings nationally.

6   Proprietary study results are based on responses from 4,827 investors who use advice-based investment services from financial institutions in Canada. The study was fielded in May and June 2015. Your experiences may vary. Visit www.jdpower.com.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 17

•	Business banking continued to generate strong loan volume growth of 9%.
•	TD Insurance achieved a record $3.9 billion in total premiums in 2015[7].
•	TD Asset Management (TDAM), the manager of TD Mutual Funds, had record long-term fund sales and record assets under management.
•	TD has maintained strong Canadian market share[8] in key products:
–	#1 in real estate secured lending, personal deposit, and credit card market share.
–	#2 in personal loan market share.
–	#2 in Business Banking deposit and loan market share.
–	#1 in Direct Investing by asset, trade, and revenue market share.

CHALLENGES IN 2015

•	Continued low interest rate environment, including two Bank of Canada rate cuts, contributed to further deposit margin compression.
•	Fierce competition for new and existing customers from the major Canadian banks and non-bank competitors.
•	Challenging retail lending environment due to weak economic growth and elevated consumer debt levels.

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks as well as some strong regional players and non-bank competitors. The strong competition makes it difficult to sustain market share gains and distinctive competitive advantage over the long term. Continued success depends upon delivering outstanding customer service and convenience, disciplined risk management practices, and prudent expense management. Business growth in the fiercely competitive wealth management industry lies in the ability to differentiate on client experience by providing the right products, services, tools, and solutions to serve our clients’ needs. Insurance operates in both the Canadian property and casualty insurance, and the life and health insurance industries. The property and casualty industry in Canada is a fragmented and competitive market, consisting of both personal and commercial lines writers, whereas the life and health insurance industry is made up of several larger competitors.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Retail is to:

•	Consistently deliver a legendary customer experience in everything we do.
•	Be recognized as an extraordinary place to work.
•	Make the customer and employee experience simple, fast, and easy in order to drive efficiency.
•	Strengthen our local market presence in our communities.
•	Invest in the future to consistently deliver top tier earnings performance.

TABLE 15: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)
	2015	2014	2013
Net interest income	$9,781	$9,538	$8,922
Non-interest income	9,904	9,623	8,860
Total revenue	19,685	19,161	17,782
Provision for credit losses	887	946	929
Insurance claims and related expenses	2,500	2,833	3,056
Non-interest expenses – reported	8,407	8,438	7,754
Non-interest expenses – adjusted	8,407	8,091	7,602
Net income – reported	5,938	5,234	4,569
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the acquisition of the
credit card portfolio of MBNA Canada	–	125	92
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts	–	131	20
Net income – adjusted	$5,938	$5,490	$4,681

Selected volumes and ratios
Return on common equity – reported[2]	42.8%	41.7%	42.3%
Return on common equity – adjusted[2]	42.8	43.7	43.3
Margin on average earning assets (including securitized assets) – reported and adjusted	2.87	2.95	2.92
Efficiency ratio – reported	42.7	44.0	43.6
Efficiency ratio – adjusted	42.7	42.2	42.7
Number of Canadian retail branches	1,165	1,165	1,179
Average number of full-time equivalent staff[3]	39,218	39,389	39,535
1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	Effective fiscal 2015, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.
3	In fiscal 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for fiscal 2013 have not been restated.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Retail net income for the year on a reported basis was $5,938 million, an increase of $704 million, or 13%, compared with last year. Adjusted net income for the year was $5,938 million, an increase of $448 million, or 8%, compared with last year. The increase in adjusted earnings was primarily due to good loan and deposit volume growth, good wealth asset growth, strong credit performance, and higher insurance earnings, partially offset by margin compression and expense growth. The reported and adjusted annualized ROE for the year was 42.8%, compared with 41.7% and 43.7%, respectively, last year.

7	Gross Written Premiums for General Insurance business and Collected Premiums for Life and Health business.
8	Market share ranking is based on most current data available from the Canadian Bankers Association for Real Estate Secured Lending as at July 2015, from the Canadian Bankers Association for Business Deposits and Loans as at June 2015, from public financial disclosures for average credit card balances as at July 2015, from OSFI for Personal Deposits and Loans as at August 2015, and from Investor Economics for asset, trade, and revenue metrics as at September 2015.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 18

Canadian Retail revenue is derived from the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth and insurance businesses. Revenue for the year was $19,685 million, an increase of $524 million, or 3%, compared with last year. Net interest income increased $243 million, or 3%, driven primarily by good loan and deposit volume growth and the full year impact of Aeroplan, partially offset by lower margins. Non-interest income increased $281 million, or 3%, largely driven by wealth asset growth, higher personal and business banking fee-based revenue, and insurance premium growth, partially offset by a change in mix of reinsurance contracts. Margin on average earning assets was 2.87%, a decrease of 8 bps, primarily due to the low rate environment and competitive pricing.

The personal banking business generated good average lending volume growth of $12.8 billion, or 5%. Average real estate secured lending volume increased $9.5 billion, or 4%. Auto lending average volume increased $2.4 billion, or 16%, while all other personal lending average volumes increased $0.9 billion, or 3%. Business loans and acceptances average volume increased $4.5 billion, or 9%. Average personal deposit volumes increased $7.0 billion, or 5%, due to strong growth in core chequing and savings volumes, partially offset by lower term deposit volume. Average business deposit volumes increased $5.1 billion, or 7%.

Assets under administration (AUA) were $310 billion as at October 31, 2015, an increase of $17 billion, or 6%, and assets under management (AUM) were $245 billion at October 31, 2015, an increase of $18 billion, or 8%, compared with last year, driven by strong new asset growth.

PCL for the year was $887 million, a decrease of $59 million, or 6% compared with last year. Personal banking PCL was $855 million, a decrease of $20 million, or 2%, due primarily to the sale of charged-off accounts and strong credit performance, partially offset by higher provisions in the auto lending portfolio. Business banking PCL was $32 million, a decrease of $39 million, primarily due to higher recoveries in the current year. Annualized PCL as a percentage of credit volume was 0.26%, a decrease of 3 bps, compared with last year. Net impaired loans were $715 million, a decrease of $119 million, or 14%, compared with last year.

Insurance claims and related expenses were $2,500 million, a decrease of $333 million, or 12%, compared with last year, primarily due to a change in mix of reinsurance contracts, more favourable prior years' claims development, less severe weather conditions, and lower current year claims costs.

Reported non-interest expenses for the year were $8,407 million, a decrease of $31 million, compared to last year. Adjusted non-interest expenses for the year were $8,407 million, an increase of $316 million, or 4%, compared with last year. The increase was driven primarily by higher employee-related costs, including higher revenue-based variable expenses in the wealth business, business growth, and higher initiative spend, partially offset by productivity savings.

The reported and adjusted efficiency ratio was 42.7%, compared with 44.0% and 42.2%, respectively, last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a full suite of chequing, savings, and investment products to retail clients across Canada. In 2015, TD achieved strong volume growth in Personal Deposits, and grew its market share leadership by focusing on acquiring and retaining core customer accounts. Growth in non-term deposits offset run-off in lower margin term deposits primarily in agent channels. The business was able to largely offset the impact of lower interest rates through volume growth, margin management, and growth in other income.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail clients across Canada. In 2015, lending volumes continued to grow at a moderate pace. TD maintained its leadership position in market share for real estate secured lending, focusing on new product offerings and increasing customer retention.
•	Credit Cards and Merchant Services – offers a range of credit card products including co-branded and affinity credit card programs. In April 2015, TD enacted reductions to interchange rates along with the rest of the industry. The business maintained the number one position in credit card market share[9].
•	Auto Finance – offers retail automotive and recreational vehicle financing through an extensive network of dealers across Canada. In 2015, TD delivered record portfolio growth in a highly competitive market by producing financial solutions for automotive and recreational product dealerships, developing flexible vehicle financing options, and continuing its focus on service. TD also took steps to enhance the productivity and efficiency of its operational and adjudication functions by automating key processes.

Business Banking

•	Commercial Banking – serves the needs of Canadian businesses across a wide range of industries. In 2015, the business continued to invest in customer-facing resources in strategic markets to drive strong volume growth and market share gains.
•	Small Business Banking – offers a wide range of financial products and services to small businesses across Canada. In 2015, the business continued to make investments in technology and credit processes to improve speed to market and customer experience.

Wealth

•	Direct Investing – offers a comprehensive product and service offering to self-directed retail investors. TD maintained its leadership position in AUA and trade volume in 2015. In Europe, TD Direct Investing provides a broad range of products available for trading and investing, including trading in U.K. and international equities, with direct access to 17 markets.
•	Advice-based business – offers financial planning, full service brokerage, and private client services, across different portfolio sizes and levels of product complexity, to help clients protect, grow and transition their wealth. The advice-based wealth business is integrated with the Canadian personal and commercial banking businesses. New asset acquisition drove asset growth in 2015.
•	Asset Management – TDAM is a leading investment manager with deep retail and institutional capabilities. TD Mutual Funds is a leading mutual fund business, providing a broadly diversified range of mutual funds and professionally managed portfolios. TDAM’s institutional investment business has a leading market share in Canada and includes clients of some of the largest pension funds, endowments, and corporations in Canada. All asset management units work in close partnership with other TD businesses, including the advice-based wealth business and retail banking, to align products and services to ensure a legendary client experience. TDAM had another record year for AUM and long-term fund sales.

9	Market share ranking is based on the most current data available from public financial disclosures for average credit card balances as at July 2015.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 19

Insurance

•	Property and Casualty – TD is the largest direct distribution insurer[10] and the third largest personal insurer[10] in Canada. It is also the national leader in the affinity market offering home and auto insurance to members of affinity groups such as professional associations, universities and employer groups, and other customers, through direct channels.
•	Life and Health – offers credit protection and travel insurance products mostly distributed through TD Canada Trust branches. Other simple life and health insurance products, and credit card balance protection are distributed through direct channels.

BUSINESS OUTLOOK AND FOCUS FOR 2016

We will continue to focus on our legendary customer service and convenience across all channels. Our commitment to continually invest in our businesses positions us well for future growth. We expect earnings growth to moderate in 2016 due to a challenging operating environment. Over the next year, we expect continued pressure on margins due to the impact of the sustained low interest rate environment, and competitive pricing in the market. We expect the personal loan growth rate to be in line with current year levels. Business lending is forecasted to remain strong as we maintain our focus on winning market share. Wealth asset acquisition is expected to be strong; however, benefits from market appreciation next year are subject to capital markets performance. Insurance results will depend upon, among other things, the frequency and severity of weather-related events, as well as any future potential regulatory and legislative changes. The tax rate on insurance earnings is expected to increase starting in 2016 if recent legislative proposals become effective. We expect an increase in credit losses for 2016 driven by normalizing credit conditions and volume growth. We will maintain our focus on productivity initiatives.

Our key priorities for 2016 are as follows:

•	Continue to deliver a legendary customer experience across all businesses and distribution channels.
•	Invest in and deliver on organic growth opportunities across our businesses.
•	Retain and grow our market leadership in Credit Cards.
•	Accelerate our growth in the Wealth Advice channels, enrich the client offering in the Direct Investing business, and innovate for leadership in Asset Management.
•	Continue to invest in our insurance product offerings ensuring that they are competitive, easy to understand and provide the protection our clients need.
•	Keep our focus on productivity to enhance the customer experience, employee satisfaction, and shareholder value.

•	Continue to be an extraordinary place to work.

10	Based on Gross Written Premiums for General Insurance business. Ranks based on data available from OSFI, Insurers, Insurance Bureau of Canada, and Provincial Regulators, as at December 31, 2014.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 20

BUSINESS SEGMENT ANALYSIS

U.S. Retail

Operating under the brand name, TD Bank, America’s Most Convenient Bank®, U.S. Retail offers a full range of financial products and services to more than 8 million customers in the Bank's U.S. personal and commercial banking businesses, including U.S. credit cards, auto finance, and wealth management.

TABLE 16: REVENUE – Reported
(millions of dollars)
	Canadian dollars			U.S. dollars
	2015	2014	2013	2015	2014	2013
Personal Banking	$5,496	$4,685	$3,778	$4,415	$4,297	$3,701
Business Banking	2,729	2,353	2,094	2,192	2,158	2,051
Wealth	411	330	202	330	303	198
Other[1]	789	877	1,248	637	805	1,223
Total	$9,425	$8,245	$7,322	$7,574	$7,563	$7,173
1	Other revenue consists primarily of revenue from investing activities.

BUSINESS HIGHLIGHTS

•	Record adjusted earnings of US$2,053 million, up 6% compared with last year.
•	Continued to provide legendary customer service and convenience:
–	Named “Best Big Bank in America” by Money Magazine for the third year in a row[11].
–	Won the 2015 J.D. Power U.S. Small Business Banking Award for the Northeast.
–	Named to DiversityInc.'s Top 50 Companies in the U.S. for diversity for the third year in a row.
•	Outperformed our peers in loan growth and household acquisition.
•	Deepened share of wallet for new and existing customers.
•	Continued to invest in digital and in our omni-channel experience.
•	Expanded our credit cards business and closed the Nordstrom transaction.

CHALLENGES IN 2015

•	The sustained low interest rate environment and a competitive lending landscape contributed to further margin compression.
•	Slow economic growth created a challenging environment for retail lending.
•	We faced fierce competition for new and existing customers from U.S. banks and non-bank competitors.
•	We managed the impacts of the regulatory and legislative environment.

11	TD Bank, N.A. received the highest numerical score in the northeast in the proprietary J.D. Power 2015 Small Business Banking Satisfaction StudySM. Study based on 8,086 total responses, measuring 8 financial institutions in the northeast (Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont) and measures opinions of small business customers with annual revenues from $100,000 to $10 million. Proprietary study results are based on experiences and perceptions of customers surveyed in July-August 2015. Your results may vary. Visit www.jdpower.com.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 21

INDUSTRY PROFILE

The U.S. consumer and commercial banking industry is highly competitive and includes several very large financial institutions as well as regional banks, small community and savings banks, finance companies, credit unions, and other providers of financial services. The wealth management industry is also competitive and includes national and regional banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. The keys to profitability are attracting and retaining customer relationships with legendary service and convenience, offering competitively priced products that meet customers’ evolving needs, managing expenses, and disciplined risk management.

OVERALL BUSINESS STRATEGY

Our goal is to outgrow and outperform our peers in the U.S.

Where we Compete:

•	Retail and Commercial Banking along the Eastern seaboard
•	Profitable customer segments in growth markets where we have a competitive advantage
•	Out-of-footprint opportunities within our risk appetite

How we Win:

•	Deliver legendary service and convenience
•	Grow and deepen customer relationships
•	Leverage our differentiated brand as the “human” bank
•	Deliver productivity initiatives that enhance both the employee and customer experience
•	Maintain our conservative risk appetite
•	Build upon our unique employee culture

TABLE 17: U.S. RETAIL[1,2]
(millions of dollars, except as noted)
	Canadian dollars			U.S. dollars
	2015	2014	2013	2015	2014	2013
Net interest income	$7,011	$6,000	$5,173	$5,632	$5,503	$5,070
Non-interest income	2,414	2,245	2,149	1,942	2,060	2,103
Total revenue – reported	9,425	8,245	7,322	7,574	7,563	7,173
Total revenue – adjusted	9,498	8,245	7,322	7,630	7,563	7,173
Provision for credit losses – loans[3]	787	692	811	632	635	795
Provision for (recovery of) credit losses – debt
securities classified as loans	(38)	(16)	(32)	(29)	(14)	(31)
Provision for credit losses	749	676	779	603	621	764
Non-interest expenses – reported	6,170	5,352	4,768	4,952	4,907	4,671
Non-interest expenses – adjusted	6,148	5,352	4,642	4,933	4,907	4,545
U.S. Retail Bank net income – reported [4]	2,112	1,805	1,506	1,701	1,657	1,474
Adjustments for items of note, net of income taxes[5]
Charge related to the acquisition of Nordstrom's credit card
portfolio and related integration costs	51	–	–	39	–	–
Litigation and litigation-related charge/reserve	8	–	100	7	–	100
U.S. Retail Bank net income – adjusted [4]	2,171	1,805	1,606	1,747	1,657	1,574
Equity in net income of an investment in associate,
net of income taxes	376	305	246	306	281	241
Net income – adjusted	$2,547	$2,110	$1,852	$2,053	$1,938	$1,815
Net income – reported	2,488	2,110	1,752	2,007	1,938	1,715

Selected volumes and ratios
Return on common equity – reported[6]	8.0%	8.4%	8.0%	8.0%	8.4%	8.0%
Return on common equity – adjusted[6]	8.2	8.4	8.4	8.2	8.4	8.4
Margin on average earning assets (TEB)[7]	3.61	3.75	3.66	3.61	3.75	3.66
Efficiency ratio – reported	65.5	64.9	65.1	65.5	64.9	65.1
Efficiency ratio – adjusted	64.7	64.9	63.4	64.7	64.9	63.4
Number of U.S. retail stores	1,298	1,318	1,317	1,298	1,318	1,317
Average number of full-time equivalent staff[8]	25,647	26,074	25,247	25,647	26,074	25,247
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Revenue, PCL, and expenses related to Target and Nordstrom are reported on a gross basis in the Consolidated Statement of Income.
3	Includes provisions for credit losses on acquired credit-impaired (ACI) loans including all Federal Deposit Insurance Corporation (FDIC) covered loans.
4	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
5	For explanations of items of note, refer to the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
6	Effective fiscal 2015, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.
7	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA). On a prospective basis, beginning in the second quarter of 2015, the margin on average earning assets (a) excludes the impact of cash collateral deposited by affiliates with the U.S. banks, which have been eliminated at the U.S. Retail segment level and (b) the allocation of investments to the IDA has been changed to reflect the Basel III liquidity rules.
8	In fiscal 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for fiscal 2013 have not been restated.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Retail net income for the year on a reported basis was $2,488 million (US$2,007 million). U.S. Retail adjusted net income for the year was $2,547 million (US$2,053 million), which included net income of $2,171 million (US$1,747 million) from the U.S. Retail Bank and $376 million (US$306 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings benefited from a strengthening of the U.S. dollar during the year. The reported and adjusted annualized ROE for the year was 8.0% and 8.2% respectively, compared with 8.4% last year.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 22

U.S. Retail Bank reported net income for the year was US$1,701 million, an increase of US$44 million, or 3%, compared with last year. U.S. Retail Bank adjusted earnings of US$1,747 million increased US$90 million, or 5%, compared with last year, primarily due to strong organic growth, lower PCL, good expense management, and a lower effective tax rate, partially offset by lower loan margins and lower gains on sales of securities. The contribution from TD Ameritrade of US$306 million was up 9% compared with last year, primarily due to strong asset growth and higher transaction revenue, partially offset by higher operating expenses and lower investment gains.

Reported revenue for the year was US$7,574 million, an increase of US$11 million, relatively flat compared with last year. Adjusted revenue was US$7,630 million, an increase of US$67 million, or 1%, compared with last year, primarily due to strong organic loan and deposit growth, higher fee revenue, and the contribution from Nordstrom, partially offset by net margin compression, as well as, lower accretion, and lower gains on sales of securities. Margin on average earning assets was 3.61%, a 14 bps decrease compared with last year primarily due to lower loan margins. Average loan volumes increased US$11 billion, or 10%, compared with last year, driven by a 17% increase in business loans and a 4% increase in personal loans. Average deposit volumes increased US$11 billion, or 5%, compared with last year driven by 7% growth in personal deposits, 5% growth in business deposits, and 4% growth in TD Ameritrade deposits.

AUA were US$9.6 billion at October 31, 2015, an increase of US$430 million, or 5%, compared with the last year, primarily due to market appreciation. AUM were US$76.9 billion at October 31, 2015, an increase of US$17.6 billion, or 30%, compared with last year, mainly driven by net new asset growth.

PCL for the year was US$603 million, a decrease of US$18 million, or 3%, compared with last year, primarily due to continued credit quality improvement across various portfolios, partially offset by volume growth and provisions related to South Carolina flooding. Personal banking PCL was US$538 million, a decrease of US$92 million, or 15%, compared with last year, reflecting good credit quality and favourable loss rates across various products, partially offset by the South Carolina flooding provision. Business banking PCL was US$93 million, an increase of US$90 million compared to last year primarily due to normalizing credit conditions and volume growth. Annualized PCL as a percentage of credit volume for loans, excluding debt securities classified as loans, was 0.48%, a decrease of 7 bps compared with last year. Net impaired loans, excluding acquired credit-impaired (ACI) loans and debt securities classified as loans, were US$1.5 billion, an increase of US$209 million, or 17%, compared with last year, driven primarily by inclusion of certain performing home equity loans that have been reported as impaired, because borrowers may not qualify under current underwriting guidelines. Net impaired loans as a percentage of total loans were 1.1% as at October 31, 2015, flat compared with last year. Net impaired debt securities classified as loans were US$797 million at October 31, 2015, compared with US$919 million at October 31, 2014.

Reported non-interest expenses for the year were US$4,952 million, an increase of US$45 million, or 1%, compared with last year. On an adjusted basis, non-interest expenses were US$4,933 million, an increase of US$26 million, or 1%, compared with last year, primarily due to the impact of Nordstrom and investments to support business growth, partially offset by productivity savings. The reported and adjusted efficiency ratio for the year was 65.5% and 64.7% respectively, compared with 64.9% last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a full suite of chequing and savings products to retail customers through multiple delivery channels.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail customers.
•	Credit Cards Services – offers TD branded credit cards for retail and small business franchise customers. TD also offers private label and co-brand credit cards through partnerships with retail programs nationwide to provide credit card products to their U.S. customers. This portfolio includes Target and Nordstrom.
•	Auto Finance – offers automotive financing through a network of auto dealers throughout the U.S.

Business Banking

•	Commercial Banking – serves the needs of U.S. businesses and governments across a wide range of industries.
•	Small Business Banking – offers a range of financial products and services to small businesses.

Wealth

•	Advice-based Business – provides private banking, investment advisory, and trust services to retail and institutional clients, to help clients protect, grow, and transition their wealth. The advice-based business is integrated with the U.S. personal and commercial banking businesses.
•	Asset Management – the U.S. asset management business is comprised of the U.S. arm of TDAM’s institutional investment business and Epoch Investment Partners Inc. Both asset management units work in close partnership with other TD businesses, including the advice-based business and personal and commercial banking, to align products and services to ensure a legendary client experience.

BUSINESS OUTLOOK AND FOCUS FOR 2016

The U.S. Retail business will remain focused on delivering legendary customer service and convenience and deepening client relationships. We anticipate modest economic growth, ongoing regulatory pressures, and a fiercely competitive operating environment in 2016. We expect to post strong loan and deposit growth, although competition for loans and deposits will remain intense. In the absence of interest rate increases, net interest margin is expected to remain under pressure. We are forecasting an increase in credit losses for 2016 driven by volume growth and normalizing credit conditions. We will continue to maintain a disciplined expense management approach as the benefits from restructuring activities and continued focus on productivity initiatives are expected to partially fund strategic business investments. Overall, in the absence of interest rate increases, we expect modest growth in adjusted earnings.

Our key priorities for 2016 are as follows:

•	Outgrow our competitors by acquiring more customers and deepening share of wallet.
•	Advance our omni-channel strategy, including making key strategic investments in digital capabilities.
•	Enhance the customer and employee experience as measured by internal and external surveys.
•	Continue to meet heightened regulatory expectations.
•	Drive productivity initiatives across the Bank.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 12 of the 2015 Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 23

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Operating under the brand name TD Securities, Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services to corporate, government, and institutional clients in key global financial centres.

TABLE 18: REVENUE – Reported[1]
(millions of Canadian dollars)
	2015	2014	2013
Investment banking and capital markets	$2,334	$2,170	$1,931
Corporate banking	592	510	479
Total	$2,926	$2,680	$2,410
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

BUSINESS HIGHLIGHTS

•	Achieved earnings of $873 million and an ROE of 15.2%.
•	Delivered strong core revenue growth.
•	Robust performance in trading, corporate lending and debt underwriting both in Canada and the U.S.
•	Expanded product offerings to our U.S. clients.
•	Won a record four GlobalCapital Bond Awards in the Sovereign, Supranational and Agency category[12].
•	Awarded nine StarMine Analyst Awards in equity research[13].
•	Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2015)[14]:
–	#1 in equity options block trading
–	#2 in equity block trading
–	#2 in government debt underwriting
–	#3 in corporate debt underwriting
–	#3 in syndications (on rolling twelve-month basis)

12	GlobalCapital Bond Market Awards recognize the best borrowers, banks and bankers in the sovereign, supranational and agency (SSA), financial institution group (FIG), corporate, and emerging markets sectors for 2015. The awards are based on the results of a market poll, with banks voting for their preferred issuers and borrowers. Based on ranking 1st in select SSA categories.
13	The Thomson Reuters StarMine Analyst Awards recognize the world’s top individual sell-side analysts and sell-side firms for 2015. They measure the performance of sell-side analysts based on the returns of their buy/sell recommendations relative to industry benchmarks, and the accuracy of their earnings estimates in 16 regions across the globe. Based on ranking top 3 in select Industry and Overall Analyst categories.
14	Equity block trading is based on IRESS Market Data and equity options block trading is sourced from the Montreal Exchange. Government and corporate debt underwriting and syndications are sourced from Bloomberg.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 24

CHALLENGES IN 2015

•	The sustained low interest rate environment and concerns over the timing of rate increases, combined with a challenging global environment, contributed to investor uncertainty.
•	Weakening in the resource/energy sector impacted client activities.
•	Regulatory changes had an impact on TD Securities' businesses.

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with competition primarily coming from the Canadian banks, large global investment firms, and independent niche dealers. The trading environment was favourable in 2015, with strong client activity despite challenging markets that were impacted by global uncertainty and volatile energy prices. Fixed income issuance and lending volumes were strong, as clients continued to take advantage of the low interest rate environment. However, regulatory requirements and concerns over the timing of interest rate increases in the U.S. continued to have an impact on investor confidence and client activity. Overall, wholesale banks have continued to shift their focus to client-driven trading revenue and fee income to reduce risk and preserve capital. Competition is expected to remain intense for transactions with high quality counterparties, as securities firms focus on prudent risk and capital management. Longer term, wholesale banks that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost and capital management will be well positioned to achieve attractive returns for shareholders.

OVERALL BUSINESS STRATEGY

•	Extend our client-centric franchise model through superior advice and execution.
•	Strengthen our position as a top investment dealer in Canada.
•	Grow our U.S. franchise in partnership with U.S. Retail.
•	Maintain a prudent risk profile by focusing on high quality clients, counterparties, and products.
•	Adapt to rapid industry and regulatory changes.
•	Be an extraordinary and inclusive place to work by attracting, developing, and retaining top talent.

TABLE 19: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)
	2015	2014	2013
Net interest income (TEB)	$2,295	$2,210	$1,982
Non-interest income	631	470	428
Total revenue	2,926	2,680	2,410
Provision for credit losses	18	11	26
Non-interest expenses	1,701	1,589	1,542
Net income	$873	$813	$650
Selected volumes and ratios
Trading-related revenue[1]	$1,545	$1,394	$1,273
Gross drawn (billions of dollars)[2]	16	12	9
Return on common equity[3]	15.2%	17.5%	15.6%
Efficiency ratio	58.1	59.3	64.0
Average number of full-time equivalent staff[4]	3,748	3,654	3,536

1	In the fourth quarter of 2014, the Bank implemented a funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. Refer to Note 5 of the 2015 Consolidated Financial Statements for further information on FVA.
2	Includes gross loans and bankers' acceptances, excluding letters of credit and before any cash collateral, credit default swaps (CDS), reserves, etc., for the corporate lending business.
3	Effective fiscal 2015, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.
4	In fiscal 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Results for fiscal 2013 have not been restated.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $873 million, an increase of $60 million, or 7%, compared with last year. The increase in earnings was due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. The ROE for the year was 15.2%, compared with 17.5% in the prior year.

Revenue for the year was $2,926 million, an increase of $246 million, or 9%, compared with the prior year. Revenue increased mainly due to higher trading-related revenue, while our continued focus on originations both in Canada and the U.S. resulted in robust debt underwriting fees and strong corporate lending growth. The increase in debt underwriting fees was largely driven by improved client activity, and corporate lending revenue increased on strong loan volume growth. The revenue increase also included the positive impact of foreign exchange translation. This was partially offset by lower mergers and acquisition (M&A) and equity underwriting fees. Trading-related revenue increased due to improved foreign exchange and fixed income trading that benefited from strong client activity in the year despite a challenging global environment, and higher equity trading on improved client volumes and increased volatility in the latter half of the year.

PCL is comprised of specific provisions for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $18 million, an increase of $7 million compared with last year, and consisted of the accrual cost of credit protection and a specific credit provision in the corporate lending portfolio. PCL in the prior year consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the year were $1,701 million, an increase of $112 million, or 7%, compared with last year. Non-interest expenses increased primarily due to the impact of foreign exchange translation and higher operating expenses.

ROE for the year was 15.2%, compared with 17.5% in the prior year, decreasing primarily due to a higher capital allocation to the segment and higher CET1 risk-weighted assets (RWA). CET1 RWA increased due to higher corporate loan volumes and the impact of foreign exchange translation.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 25

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

•	Includes advisory, underwriting, trading, facilitation, and execution services. Revenue increased over last year, primarily due to higher trading-related revenue on improved capital markets client activity and strong debt underwriting fees.

Corporate Banking

•	Includes corporate lending, trade finance and cash management services. Revenue increased over last year driven by higher fee revenue and strong loan volumes.

BUSINESS OUTLOOK AND FOCUS FOR 2016

Overall, the global economy is showing modest growth and we expect to see gradual improvements in capital markets in 2016. We remain committed to expanding our client-focused franchise dealer in North America, partnering with the rest of the Bank and positioning our business for growth. However, the combination of evolving capital and regulatory requirements, uncertainty over the outlook for interest rates, volatile energy markets and increased competition will continue to impact our business. While these factors will likely affect corporate and investor sentiment in the near term, we believe our diversified, integrated business model will deliver solid results and grow our franchise. In 2016, we remain focused on growing and deepening client relationships, being a valued counterparty, as well as managing our risks, capital, and productivity.

Our key priorities for 2016 are as follows:

•	Continue to grow organically by broadening and deepening client relationships.
•	Be a top ranked investment dealer in Canada by increasing our origination footprint and competitive advantage with Canadian clients.
•	Expand the U.S. franchise by growing our service offerings to our North American clients.
•	Further strengthen alignment with our enterprise partners and their clients.
•	Continue to invest in an agile and effective infrastructure to adapt to industry and regulatory changes.
•	Maintain our focus on productivity to enhance client experience, employee satisfaction, and shareholder value.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 26

BUSINESS SEGMENT ANALYSIS

Corporate

Corporate segment provides centralized advice and counsel to key businesses and comprises the impact of treasury and balance sheet management, provisions for incurred but not identified losses related to the Canadian loan portfolio, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

TABLE 20: CORPORATE
(millions of Canadian dollars)	2015	2014	2013
Net income (loss) – reported	$(1,275)	$(274)	$(331)
Adjustments for items of note, net of income taxes[1]
Amortization of intangibles	255	246	232
Restructuring charges	471	–	90
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(55)	(43)	(57)
Impact of Alberta flood on the loan portfolio	–	(19)	19
Gain on sale of TD Waterhouse Institutional Services	–	(196)	–
Total adjustments for items of note	671	(12)	284
Net income (loss) – adjusted	$(604)	$(286)	$(47)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(734)	$(727)	$(516)
Other	18	334	364
Non-controlling interests	112	107	105
Net income (loss) – adjusted	$(604)	$(286)	$(47)
1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

The Corporate segment reported net loss for the year was $1,275 million, compared with a reported net loss of $274 million last year. Current year reported net loss includes restructuring charges of $686 million ($471 million after-tax) on a net basis. For further details, refer to the “Significant Events in 2015” in the “Financial Results Overview” section of this document. The adjusted net loss for the year was $604 million, compared with an adjusted net loss of $286 million last year. The year-over-year increase in the adjusted net loss was attributable to Other items. Other items were lower due to the gain on sale of TD Ameritrade shares ($85 million after-tax) and favourable impact of tax items in the prior year, lower revenue from treasury and balance sheet management activities and higher provisions for incurred but not identified credit losses due to volume growth and refinements in allowance methodology in the Canadian loan portfolio.

CORPORATE MANAGEMENT

The Corporate segment’s mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank’s key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.

The corporate management function of the Bank includes audit, legal, anti-money laundering, compliance, corporate and public affairs, regulatory relationships and government affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, people strategies, marketing, Office of the Ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.

The enterprise Direct Channels and Distribution Strategy group is part of Corporate operations and is responsible for the digital, phone, and ATM channels, delivering a best-in-class experience across TD’s North American businesses. The vision of the group is to create an even more integrated, seamless, effortless, and legendary customer experience for TD Bank, America’s Most Convenient Bank®, TD Canada Trust, and TD wealth and insurance businesses.

Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders, employees, governments, regulators, and the community at large.

BUSINESS OUTLOOK AND FOCUS FOR 2016

We expect Corporate segment adjusted net loss to be relatively consistent with this year's adjusted net loss.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 27

2014 financial results overview

Summary of 2014 Performance

TABLE 21: REVIEW OF 2014 FINANCIAL PERFORMANCE
(millions of Canadian dollars)

	Canadian	U.S.	Wholesale
	Retail	Retail	Banking	Corporate	Total
Net interest income (loss)	$9,538	$6,000	$2,210	$(164)	$17,584
Non-interest income (loss)	9,623	2,245	470	39	12,377
Total revenue	19,161	8,245	2,680	(125)	29,961
Provision for (recovery of) credit losses	946	676	11	(76)	1,557
Insurance claims and related expenses	2,833	–	–	–	2,833
Non-interest expenses	8,438	5,352	1,589	1,117	16,496
Net income (loss) before provision for income taxes	6,944	2,217	1,080	(1,166)	9,075
Provision for (recovery of) income taxes	1,710	412	267	(877)	1,512
Equity in net income of an investment in associate,
net of income taxes	–	305	–	15	320
Net income (loss) – reported	5,234	2,110	813	(274)	7,883
Adjustments for items of note, net of income taxes	256	–	–	(12)	244
Net income (loss) – adjusted	$5,490	$2,110	$813	$(286)	$8,127

NET INTEREST INCOME

Net interest income for the year on a reported and adjusted basis was $17,584 million, an increase of $1,510 million, or 9%, compared with last year. The increase in adjusted net interest income was primarily driven by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments. U.S. Retail net interest income increased primarily due to strong loan and deposit volume growth, the full year inclusion of Target, and the impact of foreign currency translation. Canadian Retail net interest income increased primarily due to good loan and deposit volume growth and the inclusion of Aeroplan. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income.

NON-INTEREST INCOME

Non-interest income for the year on a reported basis was $12,377 million, an increase of $1,192 million, or 11%, compared with last year. Adjusted non-interest income for the year was $12,097 million, an increase of $983 million, or 9%, compared with last year. The increase in adjusted non-interest income was primarily driven by increases in the Canadian Retail, U.S. Retail, and Corporate segments. Canadian Retail non-interest income increased primarily due to wealth asset growth, higher volume-related fee growth, the inclusion of Aeroplan, and higher insurance revenue. U.S. Retail non-interest income increased primarily due to the full year inclusions of Target and Epoch, and the impact of foreign currency translation, partially offset by lower gains on sales of securities and debt securities classified as loans. Corporate segment non-interest income increased primarily due to the gains on sales of TD Ameritrade shares in the current year.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $16,496 million, an increase of $1,427 million, or 9%, compared with last year. Adjusted non-interest expenses were $15,863 million, an increase of $1,473 million, or 10%, compared with last year. The increase in adjusted non-interest expenses was driven by increases in the U.S. Retail, Canadian Retail, and Corporate segments. U.S. Retail non-interest expenses increased primarily due to the full year inclusion of Target, investments to support business growth, and the impact of foreign currency translation, partially offset by productivity gains. Canadian Retail non-interest expenses increased primarily due to higher employee-related costs including higher revenue-based variable expenses in the wealth business, the inclusion of Aeroplan, investments to support business growth, and volume growth, partially offset by productivity gains. Corporate segment non-interest expenses increased primarily due to ongoing investment in enterprise and regulatory projects, and productivity initiatives.

Income tax Expense

Reported total income and other taxes increased by $474 million, or 21%, compared with last year. Income tax expense, on a reported basis, was up $377 million, or 33%, compared with last year. Other taxes were up $97 million, or 9%, compared with last year. Adjusted total income and other taxes were up $420 million from last year. Total income tax expense, on an adjusted basis, was up $323 million, or 24%, from last year.

The Bank’s effective income tax rate on a reported basis was 16.7% for 2014, compared with 15.1% last year. The year-over-year increase was largely due to business mix, offset by the resolution of certain audit issues.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $198 million in the year, compared to $168 million last year, was not part of the Bank’s tax rate.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 28

BALANCE SHEET

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $961 billion as at October 31, 2014, an increase of $98 billion, or 11%, from October 31, 2013. The impact of foreign currency translation added $19 billion, or 2%, to growth in total assets. The net increase was primarily due to a $34 billion increase in loans (net of allowance for loan losses), an $18 billion increase in securities purchased under reverse repurchase agreements, a $15 billion increase in interest-bearing deposits with banks, and a $5 billion increase in held-to-maturity securities (net of reclassification of $22 billion from available-for-sale securities).

Total liabilities were $904 billion as at October 31, 2014, an increase of $94 billion, or 12%, from October 31, 2013. The impact of foreign currency translation added $19 billion, or 2%, to growth in total liabilities. The net increase was primarily due to a $59 billion increase in deposits, a $19 billion increase in obligations related to securities sold under repurchase agreements, and an $8 billion increase in trading deposits, partially offset by an $11 billion decrease in securitization liabilities at fair value.

Equity was $56 billion as at October 31, 2014, an increase of $5 billion, or 9%, from October 31, 2013. The increase was primarily due to higher retained earnings and an increase in accumulated other comprehensive income driven by higher cumulative translation adjustment gains as a result of foreign currency translation, partially offset by redemption of preferred shares.

2014 FINANCIAL RESULTS OVERVIEW

2014 Financial Performance by Business Line

Canadian Retail net income for the year on a reported basis was $5,234 million, an increase of $665 million, or 15%, compared with last year. Adjusted net income for the year was $5,490 million, an increase of $809 million, or 17%, compared with last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, the addition of Aeroplan, strong growth in assets under management, a rebound in insurance earnings due to additional losses last year as a result of strengthened reserves for general insurance automobile claims and claims resulting from severe weather-related events, partially offset by expense growth. Revenue for the year was $19,161 million, an increase of $1,379 million, or 8%, compared with last year. Net interest income increased $616 million, or 7%, driven primarily by good loan and deposit volume growth, and the addition of Aeroplan. Non-interest income increased $763 million, or 9%, largely driven by wealth asset growth, higher volume-related fee growth, the addition of Aeroplan, and higher insurance revenues. Reported non-interest expenses for the year were $8,438 million, an increase of $684 million, or 9%, compared with last year. Adjusted non-interest expenses for the year were $8,091 million, an increase of $489 million, or 6%, compared with last year. The increase was driven by higher employee related costs including higher revenue-based variable compensation in the wealth business, the addition of Aeroplan, investments to grow the business, and volume growth, partially offset by initiatives to increase productivity.

U.S. Retail net income for the year on a reported basis was $2,110 million (US$1,938 million), which included net income of $1,805 million (US$1,657 million) from the U.S. Retail Bank and $305 million (US$281 million) from TD’s investment in TD Ameritrade. U.S. Retail earnings of US$1,938 million on a reported basis were up 13% compared with last year. U.S. Retail Bank adjusted earnings of US$1,657 million increased 5% compared with last year. The contribution from TD Ameritrade of US$281 million was up 17% compared with last year. Canadian dollar earnings growth benefited from a strengthening of the U.S. dollar during the year. Revenue for the year was US$7,563 million, an increase of US$390 million, or 5%, compared with last year, primarily due to increased loan and deposit volumes and the full-year impact of Target and Epoch, partially offset by lower gains on sales of securities and debt securities classified as loans. Reported non-interest expenses for the year were US$4,907 million, an increase of US$236 million, or 5%, compared with last year. On an adjusted basis, non-interest expenses were US$4,907 million, an increase of US$362 million, or 8%, compared with last year, primarily due to increased expenses related to the full year impact of acquisitions, and investments to support business growth, partially offset by productivity improvements.

Wholesale Banking net income for the year was $813 million, an increase of $163 million, or 25%, compared with last year. Revenue for the year was $2,680 million, an increase of $270 million, or 11%, compared with last year. Capital markets revenue increased mainly due to improved trading-related revenue, robust equity and debt underwriting, and stronger M&A activity. Trading-related revenue increased primarily due to improved fixed income and equity trading that benefited from strong client activity. Advisory and underwriting fees increased largely driven by strong debt and equity markets, and our continued focus on originations and client focused strategies. In the fourth quarter of 2014, the Bank implemented a funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. The implementation of FVA resulted in a pre-tax additional charge of $65 million recorded in the Wholesale segment. Non-interest expenses for the year were $1,589 million, an increase of $47 million, or 3%, compared with last year. Non-interest expenses increased primarily due to higher variable compensation commensurate with revenue and the impact of foreign exchange translation, partially offset by lower operating expenses.

Corporate segment reported net loss for the year was $274 million, compared with a reported net loss of $331 million last year. The adjusted net loss for the year was $286 million, compared with an adjusted net loss of $47 million last year. The year-over-year change in the adjusted net loss was primarily attributable to an increase in net corporate expenses as a result of ongoing investment in enterprise and regulatory projects and productivity initiatives. Other items were slightly unfavourable due to lower gains from treasury and other hedging activities and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio, largely offset by the gain on sale of TD Ameritrade shares and favourable impact of tax items.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 29

GROUP FINANCIAL CONDITION

Balance Sheet Review

At a glance overview

Total assets were $1,104 billion as at October 31, 2015, an increase of $144 billion, or 15%, compared with October 31, 2014.

TABLE 22: SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
		As at
	October 31, 2015	October 31, 2014
Assets
Loans (net of allowance for loan losses)	$544,341	$478,909
Available-for-sale securities	88,782	63,008
Securities purchased under reverse repurchase agreements	97,364	82,556
Held-to-maturity securities	74,450	56,977
Liabilities
Deposits	695,576	600,716
Trading deposits	74,759	59,334
Obligations related to securities sold under repurchase agreements	67,156	53,112

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $1,104 billion as at October 31, 2015, an increase of $144 billion, or 15%, from October 31, 2014. The net increase was primarily due to a $65 billion increase in loans (net of allowance for loan losses), a $26 billion increase in available-for-sale securities, a $15 billion increase in securities purchased under reverse repurchase agreements, $17 billion increase in held-to-maturity securities, and a $14 billion increase in derivatives. The impact of foreign currency translation added $42 billion, or 4%, to growth in total assets.

Loans (net of allowance for loan losses) increased $65 billion primarily driven by increases in the U.S. Retail segments and Canadian Retail segments. The increase in the U.S. Retail segment was primarily due to growth in business and government loans and the impact of foreign currency translation. The increase in the Canadian Retail segment was primarily due to growth in residential mortgages and business and government loans.

Available-for-sale securities increased $26 billion due to new investments and the impact of foreign currency translation.

Securities purchased under reverse repurchase agreements increased $15 billion primarily due to an increase in trade volumes and foreign currency translation in Wholesale Banking.

Held-to-maturity securities increased $17 billion primarily due to new investments and the impact of foreign currency translation.

Total liabilities were $1,037 billion as at October 31, 2015, an increase of $133 billion, or 15%, from October 31, 2014. The net increase was primarily due to a $95 billion increase in deposits, a $15 billion increase in trading deposits, and a $14 billion increase in obligations related to securities sold under repurchase agreements. The impact of foreign currency translation added $41 billion, or 4%, to growth in total liabilities.

Deposits increased $95 billion primarily due to increases in personal non-term, business, and government deposits in both the U.S. Retail and Canadian Retail segments, and the impact of foreign currency translation.

Trading deposits increased $15 billion primarily due to higher issuance of certificates and commercial paper in Wholesale Banking.

Obligations related to securities sold under repurchase agreements increased $14 billion primarily due to an increase in trade volumes and foreign currency translation in Wholesale Banking.

Equity was $67 billion as at October 31, 2015, an increase of $11 billion, or 19%, from October 31, 2014. The increase was primarily due to higher retained earnings and an increase in accumulated other comprehensive income due to foreign currency translation.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 30

Group Financial Condition

Credit Portfolio Quality

At a glance overview

•	Loans and acceptances net of allowance for loan losses were $561 billion, an increase of $69 billion compared with last year.
•	Impaired loans net of counterparty-specific and individually insignificant allowances were $2,660 million, an increase of $416 million compared with last year.
•	Provision for credit losses was $1,683 million, compared with $1,557 million last year.
•	Total allowance for loan losses increased by $406 million to $3,434 million.

Loan Portfolio

Overall in 2015, the Bank’s credit quality remained stable despite uncertain economic conditions. During 2015, the Bank increased its credit portfolio by $69 billion, or 14%, from the prior year, largely due to volume growth in the Canadian and U.S. Retail segments and the impact of foreign exchange.

While the majority of the credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 32 of the 2015 Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The Bank’s loan portfolio continued to be dominated by Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit cards, representing 67% of total loans net of counterparty-specific and individually insignificant allowances, down from 70% in 2014. During the year, these portfolios increased by $30 billion, or 9%, and totalled $377 billion at year end. Residential mortgages represented 38% of the portfolio in 2015, down from 40% in 2014. Consumer instalment and other personal loans, and credit cards were 29% of total loans net of counterparty-specific and individually insignificant allowances in 2015, down from 30% in 2014.

The Bank’s business and government credit exposure was 33% of total loans net of counterparty-specific and individually insignificant allowances, up from 29% in 2014. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2%, respectively. Real estate was the leading U.S. sector of concentration and represented 4% of net loans, up marginally from 2014.

Geographically, the credit portfolio remained concentrated in Canada. In 2015, the percentage of loans held in Canada was 68%, down from 72% in 2014. The largest Canadian exposure was in Ontario, which represented 40% of total loans net of counterparty-specific and individually insignificant allowance for loan losses for 2015, down from 41% in 2014.

The balance of the credit portfolio was predominantly in the U.S., which represented 31% of the portfolio, up from 27% in 2014 primarily due to the impact of foreign exchange and volume growth in business and government loans, consumer indirect auto and credit cards. Exposures to debt securities classified as loans, ACI loans, and other geographic regions were relatively small. The largest U.S. exposures by state were in New England and New Jersey which represented 7% and 6% of total loans net of counterparty-specific and individually insignificant allowances, respectively, consistent with 2014.

During fiscal 2015, West Texas Intermediate crude oil prices fell from approximately US$80 per barrel to US$47 as at October 31 2015. Within the non-retail credit portfolio, TD had $3.8 billion of drawn exposure to oil and gas production and servicing borrowers as at October 31, 2015, representing less than 1% of the Bank's total loans and acceptances outstanding. The portfolio of oil and gas exposure is broadly diversified and consistent with TD's North American strategy. For certain borrowers, a borrowing base re-determination is performed on a semi-annual basis, the results of which are used to determine exposure levels and credit terms. Within the retail credit portfolios, TD had $52.5 billion of consumer lending drawn exposure in Alberta as at October 31, 2015, the region most impacted by lower oil prices. The Bank regularly conducts stress testing on its credit portfolios in light of the current market conditions. The Bank's portfolios continue to perform within expectations given the current level and near term outlook for commodity prices in this sector.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 31

TABLE 23: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
		October 31		October 31	October 31	October 31	October 31	October 31
		2015		2014	2013	2015	2014	2013
		Counterparty-
		specific and
		individually
	Gross	insignificant	Net	Net	Net
	loans	allowances	loans	loans	loans
Canada
Residential mortgages	$185,009	$17	$184,992	$175,112	$164,375	32.8%	35.4%	36.3%
Consumer instalment and other personal
HELOC	61,317	14	61,303	59,549	61,561	10.9	12.0	13.6
Indirect Auto	19,038	30	19,008	16,453	14,641	3.4	3.3	3.2
Other	16,075	33	16,042	16,073	15,141	2.8	3.3	3.3
Credit card	17,941	108	17,833	17,822	15,173	3.2	3.6	3.3
Total personal	299,380	202	299,178	285,009	270,891	53.1	57.6	59.7
Real estate
Residential	14,862	7	14,855	14,592	13,673	2.6	3.0	3.0
Non-residential	11,330	3	11,327	9,766	8,151	2.0	2.0	1.8
Total real estate	26,192	10	26,182	24,358	21,824	4.6	5.0	4.8
Agriculture	5,411	2	5,409	4,586	3,914	1.0	0.9	0.9
Automotive	4,049	1	4,048	3,288	2,325	0.7	0.7	0.5
Financial	10,590	–	10,590	7,616	8,811	1.9	1.5	1.9
Food, beverage, and tobacco	1,463	11	1,452	1,641	1,248	0.3	0.3	0.3
Forestry	492	–	492	379	423	0.1	0.1	0.1
Government, public sector entities, and education	5,853	2	5,851	4,492	4,469	1.0	0.9	1.0
Health and social services	4,928	2	4,926	4,298	3,685	0.9	0.9	0.8
Industrial construction and trade contractors	2,141	20	2,121	1,888	1,594	0.4	0.4	0.4
Metals and mining	1,252	–	1,252	1,146	866	0.2	0.2	0.2
Pipelines, oil, and gas	3,409	25	3,384	2,690	2,187	0.6	0.5	0.5
Power and utilities	1,549	–	1,549	1,594	1,506	0.3	0.3	0.3
Professional and other services	3,734	8	3,726	3,471	2,669	0.7	0.7	0.6
Retail sector	2,225	10	2,215	2,201	2,118	0.4	0.5	0.5
Sundry manufacturing and wholesale	2,303	3	2,300	1,811	1,816	0.4	0.4	0.4
Telecommunications, cable, and media	2,427	–	2,427	945	1,028	0.4	0.2	0.2
Transportation	1,388	2	1,386	1,070	770	0.2	0.2	0.2
Other	4,749	2	4,747	4,258	2,938	0.8	0.9	0.6
Total business and government	84,155	98	84,057	71,732	64,191	14.9	14.6	14.2
Total Canada	383,535	300	383,235	356,741	335,082	68.0	72.2	73.9
United States
Residential mortgages	26,922	30	26,892	23,326	20,937	4.8	4.7	4.6
Consumer instalment and other personal
HELOC	13,334	49	13,285	11,646	10,591	2.3	2.4	2.3
Indirect Auto	24,862	7	24,855	18,777	16,319	4.4	3.8	3.6
Other	693	3	690	613	532	0.1	0.1	0.2
Credit card	12,274	109	12,165	7,543	6,887	2.2	1.5	1.5
Total personal	78,085	198	77,887	61,905	55,266	13.8	12.5	12.2
Real estate
Residential	5,691	11	5,680	4,288	3,458	1.0	0.9	0.8
Non-residential	18,317	14	18,303	14,023	12,064	3.3	2.8	2.7
Total real estate	24,008	25	23,983	18,311	15,522	4.3	3.7	3.5
Agriculture	467	–	467	363	289	0.1	0.1	0.1
Automotive	3,027	2	3,025	2,529	1,848	0.5	0.5	0.4
Financial	5,881	4	5,877	3,342	2,005	1.0	0.7	0.4
Food, beverage, and tobacco	2,536	2	2,534	2,085	1,653	0.4	0.4	0.4
Forestry	563	1	562	469	530	0.1	0.2	0.1
Government, public sector entities, and education	9,089	1	9,088	6,422	4,463	1.6	1.2	0.9
Health and social services	9,719	3	9,716	7,371	5,773	1.7	1.5	1.3
Industrial construction and trade contractors	1,497	6	1,491	1,300	1,214	0.3	0.3	0.3
Metals and mining	1,162	2	1,160	1,075	1,055	0.2	0.2	0.2
Pipelines, oil, and gas	1,485	–	1,485	940	521	0.3	0.2	0.1
Power and utilities	1,797	–	1,797	1,269	1,155	0.3	0.3	0.3
Professional and other services	8,674	11	8,663	6,403	5,339	1.5	1.2	1.1
Retail sector	4,219	12	4,207	3,150	2,567	0.7	0.6	0.6
Sundry manufacturing and wholesale	7,014	12	7,002	4,257	3,714	1.3	0.9	0.8
Telecommunications, cable, and media	4,069	1	4,068	1,985	1,656	0.7	0.4	0.4
Transportation	11,117	2	11,115	7,164	4,882	2.0	1.3	1.0
Other	893	2	891	908	714	0.2	0.3	0.2
Total business and government	97,217	86	97,131	69,343	54,900	17.2	14.0	12.1
Total United States	175,302	284	175,018	131,248	110,166	31.0	26.5	24.3
International
Personal	5	–	5	9	10	–	–	–
Business and government	1,978	–	1,978	2,124	2,240	0.4	0.5	0.5
Total international	1,983	–	1,983	2,133	2,250	0.4	0.5	0.5
Total excluding other loans	560,820	584	560,236	490,122	447,498	99.4	99.2	98.7
Other loans
Debt securities classified as loans	2,187	207	1,980	2,482	3,571	0.4	0.5	0.8
Acquired credit-impaired loans[2]	1,414	83	1,331	1,616	2,368	0.2	0.3	0.5
Total other loans	3,601	290	3,311	4,098	5,939	0.6	0.8	1.3
Total	$564,421	$874	$563,547	$494,220	$453,437	100.0%	100.0%	100.0%
Incurred but not identified allowance
Personal, business and government			2,503	2,172	2,018
Debt securities classified as loans			57	59	98
Total incurred but not identified allowance			2,560	2,231	2,116
Total, net of allowance			$560,987	$491,989	$451,321
Percentage change over previous year – loans and acceptances,
net of counterparty-specific and individually insignificant allowances			14.0%	9.0%	8.5%
Percentage change over previous year – loans and acceptances, net of allowance			14.0	9.0	8.5
1	Primarily based on the geographic location of the customer’s address.
2	Includes all FDIC covered loans and other ACI loans.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 32

TABLE 24: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY GEOGRAPHY[1,2]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
			2015	2014	2013	2015	2014	2013
		Counterparty-
		specific and
		individually
		insignificant
	Gross loans	allowances	Net loans	Net loans	Net loans
Canada
Atlantic provinces	$10,717	$8	$10,709	$10,353	$9,694	1.9%	2.1%	2.1%
British Columbia[3]	52,008	22	51,986	50,148	48,868	9.2	10.2	10.9
Ontario[3]	224,706	205	224,501	202,696	188,375	39.9	41.0	41.5
Prairies[3]	66,140	44	66,096	64,164	60,367	11.7	13.0	13.3
Québec	29,964	21	29,943	29,380	27,778	5.3	5.9	6.1
Total Canada	383,535	300	383,235	356,741	335,082	68.0	72.2	73.9
United States
Carolinas (North and South)	8,569	14	8,555	6,542	5,314	1.5	1.3	1.2
Florida	12,353	20	12,333	9,005	6,802	2.2	1.8	1.5
New England[4]	39,053	91	38,962	32,373	29,477	7.0	6.5	6.5
New Jersey	33,543	65	33,478	24,551	20,253	5.9	5.0	4.4
New York	27,712	47	27,665	24,455	20,761	4.9	4.9	4.6
Pennsylvania	14,346	24	14,322	8,712	8,207	2.5	1.8	1.8
Other	39,726	23	39,703	25,610	19,352	7.0	5.2	4.3
Total United States	175,302	284	175,018	131,248	110,166	31.0	26.5	24.3
International
Europe	196	–	196	369	752	–	0.1	0.2
Other	1,787	–	1,787	1,764	1,498	0.4	0.4	0.3
Total international	1,983	–	1,983	2,133	2,250	0.4	0.5	0.5
Total excluding other loans	560,820	584	560,236	490,122	447,498	99.4	99.2	98.7
Other loans	3,601	290	3,311	4,098	5,939	0.6	0.8	1.3
Total	$564,421	$874	$563,547	$494,220	$453,437	100.0%	100.0%	100.0%
Incurred but not identified allowance			2,560	2,231	2,116
Total, net of allowance			$560,987	$491,989	$451,321
Percentage change over previous year – loans and
acceptances, net of counterparty-specific and individually
insignificant allowances for loan losses			2015	2014	2013
Canada			7.4%	6.5%	5.6%
United States			33.3	19.1	23.0
International			(7.0)	(5.2)	(15.5)
Other loans			(19.2)	(31.0)	(29.9)
Total			14.0%	9.0%	8.5%
1	Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.
2	Primarily based on the geographic location of the customer’s address.
3	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 33

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 25: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)
												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								October 31, 2015
Canada
Atlantic provinces	$4,086	2.2%	$1,675	0.9%	$580	0.9%	$965	1.6%	$4,666	1.9%	$2,640	1.1%
British Columbia[4]	19,364	10.5	14,099	7.6	3,173	5.2	7,798	12.7	22,537	9.1	21,897	8.9
Ontario[4]	53,592	29.0	34,447	18.6	10,603	17.4	21,411	34.8	64,195	26.1	55,858	22.7
Prairies[4]	27,890	15.1	11,477	6.2	4,607	7.5	7,596	12.4	32,497	13.2	19,073	7.7
Québec	12,435	6.7	5,944	3.2	1,816	3.0	2,768	4.5	14,251	5.8	8,712	3.5
Total Canada	117,367	63.5%	67,642	36.5%	20,779	34.0%	40,538	66.0%	138,146	56.1%	108,180	43.9%
United States	951		26,413		10		13,439		961		39,852
Total	$118,318		$94,055		$20,789		$53,977		$139,107		$148,032

								October 31, 2014
Canada
Atlantic provinces	$4,110	2.3%	$1,398	0.8%	$649	1.1%	$822	1.4%	$4,759	2.0%	$2,220	0.9%
British Columbia[4]	20,660	11.8	11,408	6.5	3,720	6.2	7,278	12.2	24,380	10.4	18,686	8.0
Ontario[4]	56,967	32.5	26,371	15.1	12,226	20.6	18,394	30.9	69,193	29.5	44,765	19.1
Prairies[4]	27,658	15.8	9,067	5.2	5,267	8.8	6,873	11.5	32,925	14.0	15,940	6.8
Québec	12,442	7.1	5,044	2.9	2,035	3.4	2,304	3.9	14,477	6.2	7,348	3.1
Total Canada	121,837	69.5%	53,288	30.5%	23,897	40.1%	35,671	59.9%	145,734	62.1%	88,959	37.9%
United States	753		23,034		9		11,791		762		34,825
Total	$122,590		$76,322		$23,906		$47,462		$146,496		$123,784
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to-date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 26: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2,3]

									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						October 31, 2015
Canada	1.2%	4.4%	7.9%	14.3%	37.5%	31.8%	2.9%	–%	100.0%
United States	2.6	2.9	16.1	4.1	12.3	61.2	0.6	0.2	100.0
Total	1.4%	4.3%	8.9%	13.0%	34.3%	35.4%	2.6%	0.1%	100.0%

						October 31, 2014
Canada	1.3%	4.5%	8.2%	12.8%	32.8%	30.9%	9.5%	–%	100%
United States	2.3	1.9	18.8	2.9	10.4	63.0	0.6	0.1	100
Total	1.4%	4.2%	9.4%	11.6%	30.2%	34.7%	8.4%	0.1%	100%
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Percentage based on outstanding balance.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 34

TABLE 27: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
		October 31, 2015			October 31, 2014
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,6]	Total	mortgages	lines of credit[4]	Total
Canada
Atlantic provinces	73%	68%	71%	73%	62%	71%
British Columbia[5]	68	62	66	68	59	65
Ontario[5]	69	65	67	69	61	67
Prairies[5]	73	68	71	72	63	70
Québec	72	70	71	71	62	70
Total Canada	70	65	68	70	61	68
United States	69	62	66	70	65	68
Total	70%	65%	68%	70%	62%	68%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
6	Home equity lines of credit fixed rate advantage option is included in loan-to-value calculation.

IMPAIRED LOANS

A loan is considered impaired when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Excluding debt securities classified as loans, Federal Deposit Insurance Corporation (FDIC) covered loans, and other ACI loans, gross impaired loans increased $513 million, or 19%, compared with the prior year, primarily due to U.S. home equity line of credit new formations and the impact of foreign exchange. Gross impaired loan formations increased year over year by $223 million.

In Canada, net impaired loans decreased by $87 million, or 10% in 2015 due to continued credit quality improvement in the retail banking portfolios. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated impaired loans net of counterparty-specific and individually insignificant allowances of $625 million, a decrease of $154 million, or 20%, compared to with the prior year, due to improved portfolio credit quality. Business and government loans generated $121 million in net impaired loans, an increase of $67 million, or 124%, compared with the prior year, primarily due to new formations in the pipeline, oil and gas industry.

In the U.S., net impaired loans increased by $503 million, or 36% in 2015. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated net impaired loans of $1,345 million, an increase of $556 million, or 70%, compared with the prior year, due primarily to U.S. home equity line of credit new formations and the impact of foreign exchange. The majority of the increase attributable to U.S. home equity line of credit results from regulatory guidance that requires the borrowers which are due for renewal but do not qualify under current underwriting standards be classified as impaired. Business and government loans generated $569 million in net impaired loans, a decrease of $53 million, or 9%, compared with the prior year due to good credit quality across the portfolio. Business and government impaired loans were concentrated in the real estate sector, as real estate is the largest sector of U.S. business loans.

Geographically, 28% of total impaired loans net of counterparty-specific and individually insignificant allowances were generated by Canada and 72% by the U.S. net impaired loans in Canada were concentrated in Ontario, which represented 13% of total net impaired loans, down from 15% in the prior year. U.S. net impaired loans were concentrated in New England and New Jersey, representing 20% and 15% respectively of net impaired loans, consistent with 2014.

TABLE 28: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)
	2015	2014	2013
Personal, Business and Government Loans[1,2]
Impaired loans as at beginning of period	$2,731	$2,692	$2,518
Classified as impaired during the period	4,836	4,613	4,546
Transferred to not impaired during the period	(1,179)	(1,352)	(1,431)
Net repayments	(1,257)	(1,157)	(1,080)
Disposals of loans	(8)	(7)	(5)
Amounts written off	(2,141)	(2,178)	(1,914)
Recoveries of loans and advances previously written off	–	–	–
Exchange and other movements	262	120	58
Impaired loans as at end of year	$3,244	$2,731	$2,692
1	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 8 of the 2015 Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 8 of the 2015 Consolidated Financial Statements.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 35

TABLE 29: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1,2,3]
(millions of Canadian dollars, except as noted)
							As at	Percentage of total
		Oct. 31		Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
		2015		2014	2013	2012	2011	2015	2014	2013	2012	2011
		Counterparty-
		specific and
	Gross	individually	Net	Net	Net	Net	Net
	impaired	insignificant	impaired	impaired	impaired	impaired	impaired
	loans	allowances	loans	loans	loans	loans	loans
Canada
Residential mortgages	$395	$17	$378	$427	$434	$465	$596	14.2%	19.0%	19.3%	22.1%	28.9%
Consumer instalment and other
personal
HELOC	180	14	166	249	301	306	180	6.2	11.1	13.4	14.6	8.6
Indirect Auto	47	30	17	17	16	14	16	0.7	0.8	0.7	0.7	0.8
Other	52	33	19	20	21	30	26	0.7	0.9	0.9	1.4	1.3
Credit card	153	108	45	66	43	95	18	1.7	2.9	2.0	4.5	0.9
Total personal	827	202	625	779	815	910	836	23.5	34.7	36.3	43.3	40.5
Real estate
Residential	13	7	6	10	13	15	13	0.2	0.4	0.6	0.7	0.6
Non-residential	10	3	7	4	5	1	6	0.3	0.2	0.2	0.1	0.3
Total real estate	23	10	13	14	18	16	19	0.5	0.6	0.8	0.8	0.9
Agriculture	5	2	3	5	5	4	5	0.1	0.3	0.2	0.2	0.2
Automotive	2	1	1	1	–	2	1	–	–	–	0.1	0.1
Financial	1	–	1	1	1	21	1	–	–	0.1	1.0	0.1
Food, beverage, and tobacco	12	11	1	–	3	2	1	–	–	0.1	0.1	0.1
Forestry	–	–	–	2	1	4	–	–	0.1	0.1	0.2	–
Government, public sector entities,
and education	3	2	1	3	4	2	3	–	0.1	0.2	0.1	0.1
Health and social services	5	2	3	5	2	17	1	0.1	0.3	0.1	0.8	0.1
Industrial construction and trade
contractors	22	20	2	1	6	6	7	0.1	–	0.2	0.3	0.3
Metals and mining	6	–	6	1	9	1	3	0.2	–	0.4	0.1	0.1
Pipelines, oil, and gas	93	25	68	1	20	1	2	2.6	–	0.9	0.1	0.1
Power and utilities	–	–	–	–	–	–	–	–	–	–	–	–
Professional and other services	12	8	4	4	3	4	3	0.2	0.2	0.1	0.2	0.1
Retail sector	19	10	9	7	18	22	21	0.3	0.4	0.8	1.0	1.0
Sundry manufacturing and wholesale	5	3	2	2	7	8	14	0.1	0.1	0.3	0.3	0.7
Telecommunications, cable, and
media	2	–	2	1	–	19	1	0.1	–	–	0.9	0.1
Transportation	4	2	2	1	1	–	1	0.1	–	0.1	–	0.1
Other	5	2	3	5	2	3	5	0.1	0.3	0.1	0.1	0.2
Total business and government	219	98	121	54	100	132	88	4.5	2.4	4.5	6.3	4.3
Total Canada	1,046	300	746	833	915	1,042	924	28.0	37.1	40.8	49.6	44.8
United States
Residential mortgages	391	30	361	303	250	187	161	13.6	13.5	11.1	8.9	7.8
Consumer instalment and other
personal
HELOC	829	49	780	325	204	179	73	29.3	14.5	9.1	8.5	3.6
Indirect Auto	162	7	155	128	76	24	6	5.8	5.7	3.4	1.2	0.3
Other	8	3	5	4	1	2	–	0.2	0.2	0.1	0.1	–
Credit card	153	109	44	29	98	3	3	1.7	1.3	4.3	0.1	0.1
Total personal	1,543	198	1,345	789	629	395	243	50.6	35.2	28.0	18.8	11.8
Real estate
Residential	79	11	68	79	98	133	250	2.6	3.5	4.4	6.3	12.1
Non-residential	147	14	133	154	205	191	282	5.0	6.9	9.1	9.1	13.7
Total real estate	226	25	201	233	303	324	532	7.6	10.4	13.5	15.4	25.8
Agriculture	1	–	1	1	1	2	4	–	–	0.1	0.1	0.2
Automotive	13	2	11	14	12	15	20	0.4	0.6	0.5	0.7	1.0
Financial	30	4	26	25	8	6	16	1.0	1.1	0.4	0.3	0.8
Food, beverage, and tobacco	9	2	7	9	10	7	6	0.3	0.4	0.4	0.3	0.3
Forestry	1	1	–	1	1	1	1	–	–	0.1	0.1	0.1
Government, public sector entities,
and education	9	1	8	16	19	7	7	0.3	0.7	0.8	0.3	0.3
Health and social services	41	3	38	49	23	18	50	1.4	2.2	1.0	0.8	2.4
Industrial construction and trade
contractors	36	6	30	26	46	40	34	1.1	1.2	2.1	1.9	1.6
Metals and mining	15	2	13	9	18	26	10	0.5	0.4	0.8	1.2	0.5
Pipelines, oil, and gas	6	–	6	–	–	4	–	0.2	–	–	0.2	–
Power and utilities	–	–	–	–	–	–	6	–	–	–	–	0.3
Professional and other services	85	11	74	84	68	41	39	2.8	3.7	3.0	2.0	1.9
Retail sector	77	12	65	80	99	70	90	2.4	3.6	4.4	3.4	4.3
Sundry manufacturing and wholesale	52	12	40	39	28	46	22	1.5	1.7	1.3	2.2	1.1
Telecommunications, cable, and
media	14	1	13	16	12	10	6	0.5	0.7	0.5	0.5	0.3
Transportation	33	2	31	15	39	32	46	1.2	0.7	1.8	1.5	2.2
Other	7	2	5	5	12	14	7	0.2	0.3	0.5	0.7	0.3
Total business and government	655	86	569	622	699	663	896	21.4	27.7	31.2	31.6	43.4
Total United States	2,198	284	1,914	1,411	1,328	1,058	1,139	72.0	62.9	59.2	50.4	55.2
International
Business and government	–	–	–	–	–	–	–	–	–	–	–	–
Total international	–	–	–	–	–	–	–	–	–	–	–	–
Total	$3,244	$584	$2,660	$2,244	$2,243	$2,100	$2,063	100.0%	100.0%	100.0%	100.0%	100.0%
Net impaired loans as a % of
common equity			4.24%	4.28%	4.83%	4.86%	5.27%
1	Primarily based on the geographic location of the customer’s address.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 8 of the 2015 Consolidated Financial Statements.
3	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 8 of the 2015 Consolidated Financial Statements.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 36

TABLE 30: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES FOR LOAN LOSSES BY GEOGRAPHY[1,2,3,4]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
			2015	2014	2013	2015	2014	2013
		Counterparty-
		specific and
	Gross	individually	Net	Net	Net
	impaired	insignificant	impaired	impaired	impaired
	loans	allowances	loans	loans	loans
Canada
Atlantic provinces	$40	$8	$32	$36	$34	1.2%	1.6%	1.5%
British Columbia[5]	126	22	104	182	210	3.9	8.1	9.4
Ontario[5]	549	205	344	346	404	12.9	15.4	18.0
Prairies[5]	185	44	141	144	171	5.3	6.4	7.6
Québec	146	21	125	125	96	4.7	5.6	4.3
Total Canada	1,046	300	746	833	915	28.0	37.1	40.8
United States
Carolinas (North and South)	126	14	112	68	49	4.2	3.0	2.2
Florida	184	20	164	96	75	6.2	4.3	3.4
New England[6]	624	91	533	426	430	20.0	19.0	19.2
New Jersey	460	65	395	328	301	14.9	14.6	13.4
New York	370	47	323	205	184	12.1	9.1	8.2
Pennsylvania	196	24	172	147	140	6.5	6.6	6.2
Other	238	23	215	141	149	8.1	6.3	6.6
Total United States	2,198	284	1,914	1,411	1,328	72.0	62.9	59.2
Total	$3,244	$584	$2,660	$2,244	$2,243	100.0%	100.0%	100.0%
Net impaired loans as a %
of net loans[7]			0.48%	0.46%	0.50%
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Primarily based on the geographic location of the customer’s address.
3	Excludes FDIC covered loans and other ACI loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 8 of the 2015 Consolidated Financial Statements.
4	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 8 of the 2015 Consolidated Financial Statements.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
6	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
7	Includes customers’ liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of counterparty-specific and collectively assessed allowances. The allowance is increased by the PCL, and decreased by write-offs net of recoveries and disposals. The Bank maintains the allowance at levels that management believes is adequate to absorb incurred credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Counterparty-specific allowance

The Bank establishes counterparty-specific allowances for individually significant impaired loans when the estimated realizable value of the loan is less than its recorded value, based on the discounting of expected future cash flows.

During 2015, counterparty-specific allowances increased by $14 million, or 4%, resulting in a total counterparty-specific allowance of $369 million. Excluding debt securities classified as loans, FDIC covered loans and other ACI loans, counterparty-specific allowances increased by $22 million, or 16% from the prior year, primarily due to the impact of foreign exchange.

Collectively assessed allowance for individually insignificant impaired loans

Individually insignificant loans, such as the Bank’s personal and small business banking loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates, and the type of collateral pledged.

During 2015, the collectively assessed allowance for individually insignificant impaired loans increased by $63 million, or 14%, resulting in a total of $505 million. Excluding FDIC covered loans and other ACI loans, the collectively assessed allowance for individually insignificant impaired loans increased by $75 million, or 21% from the prior year, primarily due to the impact of foreign exchange.

Collectively assessed allowance for incurred but not identified credit losses

The collectively assessed allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of collectively assessed allowance for incurred but not identified losses reflects exposures across all portfolios and categories. The collectively assessed allowance for incurred but not identified credit losses is reviewed on a quarterly basis using credit risk models and management’s judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD) of the related portfolios. The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of EAD. EAD is the total amount the Bank expects to be exposed to at the time of default.

For the non-retail portfolio, allowances are estimated using borrower specific information. The LGD is based on the security and structure of the facility; EAD is a function of the current usage, the borrower’s risk rating, and the committed amount of the facility. For the retail portfolio, the collectively assessed allowance for incurred but not identified credit losses is calculated on a pooled portfolio level with each pool comprising exposures with similar credit risk characteristics segmented, for example by product type and PD estimate. Recovery data models are used in the determination of the LGD for each pool. EAD is a function of the current usage and historical exposure experience at default.

As at October 31, 2015, the collectively assessed allowance for incurred but not identified credit losses was $2,873 million, up from $2,505 million as at October 31, 2014. Excluding debt securities classified as loans, the collectively assessed allowance for incurred but not identified credit losses increased by $370 million, or 15% from the prior year, primarily due to the impact of foreign exchange and volume growth in the U.S. retail portfolio.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 37

The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank’s recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the year ended October 31, 2015, certain refinements were made to the methodology, the cumulative effect of which was not material. Allowance for credit losses are further described in Note 8 of the 2015 Consolidated Financial Statements.

PROVISION FOR CREDIT LOSSES

The PCL is the amount charged to income to bring the total allowance for credit losses, including both counterparty-specific and collectively assessed allowances, to a level that management considers adequate to absorb incurred credit-related losses in the Bank's loan portfolio. Provisions in the year are reduced by any recoveries in the year.

The Bank recorded a total PCL of $1,683 million in 2015, compared with a total provision of $1,557 million in 2014. This amount comprised $1,537 million of counterparty-specific and individually insignificant provisions and $146 million in collectively assessed incurred but not identified provisions. The total PCL as a percentage of net average loans and acceptances decreased to 0.32% from 0.33%.

In Canada, residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $828 million, an increase of $39 million, or 5%, compared to 2014. Business and government loans required counterparty-specific and individually insignificant provisions of $62 million, a decrease of $22 million, or 26%, compared to 2014 due to improved credit performance in the professional and other service sector. Business and government counterparty-specific and individually insignificant provisions were distributed across most industry sectors.

In the U.S., residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $630 million, an increase of $68 million, or 12%, compared to 2014, primarily due to increases in provisions for the home equity line of credit and credit card portfolios. Business and government loans required counterparty-specific and individually insignificant provisions of $80 million, an increase of $60 million, compared to 2014 primarily due to increases in the real estate and financial sectors and the impact of foreign exchange.

Geographically, 58% of counterparty-specific and individually insignificant provisions were attributed to Canada and 46% to the U.S. Canadian counterparty-specific and individually insignificant provisions were concentrated in Ontario, which represented 37% of total counterparty-specific and individually insignificant provisions, down from 41% in 2014. U.S. counterparty-specific and individually insignificant provisions were concentrated in New England and New Jersey, representing 13% and 9%, respectively, of total counterparty-specific and individually insignificant provisions, up from 10% and 7%, respectively, in the prior year.

The following table provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 31: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)
	2015	2014	2013
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$76	$168	$231
Provision for credit losses – individually insignificant	2,062	1,849	1,644
Recoveries	(601)	(533)	(394)
Total provision for credit losses for counterparty-specific and individually insignificant	1,537	1,484	1,481
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking	44	8	(53)
U.S. Retail	102	65	203
Other	–	–	–
Total provision for credit losses – incurred but not identified	146	73	150
Provision for credit losses	$1,683	$1,557	$1,631

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 38

TABLE 32: PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except as noted)
	For the years ended			Percentage of total
	October 31	October 31	October 31	October 31	October 31	October 31
	2015	2014	2013	2015	2014	2013
Provision for credit losses – counterparty-specific and
individually insignificant
Canada
Residential mortgages	$25	$15	$16	1.6%	1.0%	1.1%
Consumer instalment and other personal
HELOC	7	8	15	0.4	0.6	1.0
Indirect Auto	153	137	128	10.0	9.2	8.6
Other	148	167	221	9.6	11.3	14.9
Credit card	495	462	485	32.2	31.1	32.8
Total personal	828	789	865	53.8	53.2	58.4
Real estate
Residential	(3)	(1)	(4)	(0.2)	(0.1)	(0.3)
Non-residential	3	3	1	0.2	0.2	0.1
Total real estate	–	2	(3)	–	0.1	(0.2)
Agriculture	2	1	3	0.1	0.1	0.2
Automotive	2	2	2	0.1	0.1	0.1
Financial	–	1	–	–	0.1	–
Food, beverage, and tobacco	11	–	4	0.7	–	0.3
Forestry	–	–	–	–	–	–
Government, public sector entities, and education	–	–	1	–	–	0.1
Health and social services	–	2	(1)	–	0.1	(0.1)
Industrial construction and trade contractors	21	9	14	1.4	0.6	1.0
Metals and mining	(1)	2	–	(0.1)	0.1	–
Pipelines, oil, and gas	21	(2)	10	1.4	(0.1)	0.7
Professional and other services	(18)	31	3	(1.1)	2.1	0.2
Retail sector	9	19	33	0.6	1.2	2.2
Sundry manufacturing and wholesale	–	9	5	–	0.6	0.3
Telecommunications, cable, and media	–	1	(4)	–	0.1	(0.3)
Transportation	4	6	4	0.3	0.4	0.3
Other	11	1	3	0.7	0.1	0.2
Total business and government	62	84	74	4.1	5.6	5.0
Total Canada	890	873	939	57.9	58.8	63.4
United States
Residential mortgages	24	8	11	1.6	0.6	0.7
Consumer instalment and other personal
HELOC	69	38	54	4.5	2.5	3.7
Indirect Auto	123	148	166	8.0	10.0	11.2
Other	77	59	54	5.0	4.0	3.7
Credit card	337	309	51	21.9	20.8	3.4
Total personal	630	562	336	41.0	37.9	22.7
Real estate
Residential	–	(7)	–	–	(0.5)	–
Non-residential	15	(4)	35	1.0	(0.3)	2.4
Total real estate	15	(11)	35	1.0	(0.8)	2.4
Agriculture	–	–	(1)	–	–	(0.1)
Automotive	4	2	2	0.3	0.1	0.1
Financial	1	(13)	1	0.1	(0.9)	0.1
Food, beverage, and tobacco	4	(1)	1	0.3	(0.1)	0.1
Forestry	–	–	1	–	–	0.1
Government, public sector entities, and education	2	(1)	12	0.1	(0.1)	0.7
Health and social services	2	8	10	0.1	0.6	0.7
Industrial construction and trade contractors	9	6	6	0.6	0.4	0.4
Metals and mining	–	–	6	–	–	0.4
Pipelines, oil, and gas	–	–	(2)	–	–	(0.1)
Power and utilities	–	–	(1)	–	–	(0.1)
Professional and other services	8	7	24	0.5	0.5	1.6
Retail sector	11	3	24	0.7	0.2	1.6
Sundry manufacturing and wholesale	18	9	13	1.1	0.6	0.9
Telecommunications, cable, and media	2	–	3	0.1	–	0.2
Transportation	–	(2)	(5)	–	(0.1)	(0.3)
Other	4	13	15	0.3	0.9	1.0
Total business and government	80	20	144	5.2	1.3	9.7
Total United States	710	582	480	46.2	39.2	32.4
Total excluding other loans	1,600	1,455	1,419	104.1	98.0	95.8
Other loans
Debt securities classified as loans	(27)	31	13	(1.8)	2.1	0.9
Acquired credit-impaired loans[2]	(36)	(2)	49	(2.3)	(0.1)	3.3
Total other loans	(63)	29	62	(4.1)	2.0	4.2
Total provision for credit losses – counterparty-specific and
individually insignificant	$1,537	$1,484	$1,481	100.0%	100.0%	100.0%
Provision for credit losses – incurred but not identified
Personal, business and government	157	120	195
Debt securities classified as loans	(11)	(47)	(45)
Total provision for credit losses – incurred but not identified	146	73	150
Total provision for credit losses	$1,683	$1,557	$1,631
1	Primarily based on the geographic location of the customer’s address.
2	Includes all FDIC covered loans and other ACI loans.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 39

TABLE 33: PROVISION FOR CREDIT LOSSES BY GEOGRAPHY[1,2]
(millions of Canadian dollars, except as noted)
	For the years ended			Percentage of total
	October 31	October 31	October 31	October 31	October 31	October 31
	2015	2014	2013	2015	2014	2013
Canada
Atlantic provinces	$38	$34	$32	2.3%	2.1%	2.0%
British Columbia[3]	79	74	86	4.7	4.7	5.3
Ontario[3]	567	602	651	33.7	38.7	39.9
Prairies[3]	128	95	98	7.6	6.1	6.0
Québec	78	68	72	4.6	4.4	4.4
Total Canada	890	873	939	52.9	56.0	57.6
United States
Carolinas (North and South)	33	36	17	2.0	2.3	1.0
Florida	51	43	28	3.0	2.8	1.7
New England[4]	194	147	120	11.5	9.4	7.4
New Jersey	134	98	74	8.0	6.3	4.5
New York	120	89	61	7.1	5.7	3.7
Pennsylvania	50	42	22	3.0	2.7	1.4
Other	128	127	158	7.6	8.2	9.7
Total United States	710	582	480	42.2	37.4	29.4
International
Other	–	–	–	–	–	–
Total international	–	–	–	–	–	–
Total excluding other loans	1,600	1,455	1,419	95.1	93.4	87.0
Other loans	(63)	29	62	(3.8)	1.9	3.8
Total counterparty-specific and individually insignificant provision	1,537	1,484	1,481	91.3	95.3	90.8
Incurred but not identified provision	146	73	150	8.7	4.7	9.2
Total provision for credit losses	$1,683	$1,557	$1,631	100.0%	100.0%	100.0%

Provision for credit losses as a % of average	October 31	October 31	October 31
net loans and acceptances[5]	2015	2014	2013
Canada
Residential mortgages	0.01%	0.01%	0.01%
Credit card, consumer instalment and other personal	0.72	0.72	0.80
Business and government	0.08	0.13	0.12
Total Canada	0.24	0.25	0.29
United States
Residential mortgages	0.09	0.04	0.06
Credit card, consumer instalment and other personal	1.38	1.54	1.07
Business and government	0.10	0.03	0.28
Total United States	0.46	0.49	0.48
International	–	–	–
Total excluding other loans	0.31	0.31	0.33
Other loans	(1.69)	0.59	0.85
Total counterparty-specific and individually insignificant provision	0.29	0.32	0.34
Incurred but not identified provision	0.03	0.02	0.03
Total provision for credit losses as a % of average
net loans and acceptances	0.32%	0.33%	0.38%
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Primarily based on the geographic location of the customer’s address.
3	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
5	Includes customers’ liability under acceptances.

Non-Prime Loans

As at October 31, 2015, the Bank had approximately $2.5 billion (October 31, 2014 – $2.4 billion), gross exposure to non-prime loans, which primarily consist of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the annual PCL divided by the average month-end loan balance was approximately 3.84% on an annual basis (October 31, 2014 – 3.70%). The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 40

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 34: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)
												As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											October 31, 2015
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	203	4	207	–	–	3	3	1	25	2	28	238
Ireland	–	–	–	–	–	–	375	375	–	–	–	–	375
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	–	63	47	110	–	–	37	37	7	–	–	7	154
Total GIIPS	–	266	51	317	–	–	415	415	8	25	2	35	767
Rest of Europe
Belgium	4,794	–	40	4,834	98	32	1	131	6	–	–	6	4,971
Finland	7	65	13	85	–	23	64	87	–	952	–	952	1,124
France	469	–	205	674	97	617	1,178	1,892	29	3,339	176	3,544	6,110
Germany	1,451	1,094	100	2,645	507	754	738	1,999	88	9,442	127	9,657	14,301
Netherlands	457	295	517	1,269	641	330	223	1,194	14	4,189	464	4,667	7,130
Sweden	–	30	167	197	–	27	62	89	28	458	441	927	1,213
Switzerland	1,103	181	216	1,500	22	–	707	729	11	–	211	222	2,451
United Kingdom	2,161	2,434	128	4,723	750	764	3,982	5,496	114	548	4,002	4,664	14,883
Other[6]	118	15	8	141	63	113	356	532	9	1,235	137	1,381	2,054
Total Rest of Europe	10,560	4,114	1,394	16,068	2,178	2,660	7,311	12,149	299	20,163	5,558	26,020	54,237
Total Europe	$10,560	$4,380	$1,445	$16,385	$2,178	$2,660	$7,726	$12,564	$307	$20,188	$5,560	$26,055	$55,004

Country											October 31, 2014
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	232	5	237	–	–	3	3	9	12	9	30	270
Ireland	–	–	–	–	14	–	417	431	–	–	–	–	431
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	35	6	65	106	–	–	32	32	11	3	1	15	153
Total GIIPS	35	238	70	343	14	–	452	466	20	15	10	45	854
Rest of Europe
France	481	40	88	609	133	168	974	1,275	93	1,792	118	2,003	3,887
Germany	954	474	159	1,587	320	673	480	1,473	220	6,094	137	6,451	9,511
Netherlands	416	145	427	988	362	227	224	813	36	2,932	606	3,574	5,375
Sweden	–	76	101	177	–	30	30	60	4	621	539	1,164	1,401
Switzerland	854	–	198	1,052	19	–	611	630	68	–	74	142	1,824
United Kingdom	1,568	1,772	156	3,496	567	227	3,641	4,435	197	704	4,241	5,142	13,073
Other[6]	107	137	69	313	162	220	330	712	33	1,734	75	1,842	2,867
Total Rest of Europe	4,380	2,644	1,198	8,222	1,563	1,545	6,290	9,398	651	13,877	5,790	20,318	37,938
Total Europe	$4,415	$2,882	$1,268	$8,565	$1,577	$1,545	$6,742	$9,864	$671	$13,892	$5,800	$20,363	$38,792
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at October 31, 2015, or October 31, 2014.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $5.6 billion for GIIPS (October 31, 2014 – $5.6 billion) and $41.9 billion for the rest of Europe (October 31, 2014 – $34.4 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $1.5 billion (October 31, 2014 – $1.3 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at October 31, 2015, and October 31, 2014.
5	The reported exposures do not include $0.4 billion of protection the Bank purchased through CDS (October 31, 2014 – $0.2 billion).
6	Other European exposure is distributed across 10 countries (October 31, 2014 – 12 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2015, and October 31, 2014.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 41

TABLE 35: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)
				As at
	October 31, 2015				October 31, 2014
	Loans and Commitments			Loans and Commitments
Country	Direct[1]	Indirect[2]	Total	Direct[1]	Indirect[2]	Total
GIIPS
Greece	$–	$–	$–	$–	$–	$–
Italy	204	3	207	233	4	237
Ireland	–	–	–	–	–	–
Portugal	–	–	–	–	–	–
Spain	63	47	110	18	88	106
Total GIIPS	267	50	317	251	92	343
Rest of Europe
Belgium	–	4,834	4,834	–	135	135
Finland	61	24	85	82	18	100
France	179	495	674	190	419	609
Germany	1,730	915	2,645	672	915	1,587
Netherlands	744	525	1,269	506	482	988
Sweden	193	4	197	173	4	177
Switzerland	662	838	1,500	353	699	1,052
United Kingdom	2,581	2,142	4,723	1,872	1,624	3,496
Other[3]	135	6	141	76	2	78
Total Rest of Europe	6,285	9,783	16,068	3,924	4,298	8,222
Total Europe	$6,552	$9,833	$16,385	$4,175	$4,390	$8,565
1	Includes interest-bearing deposits with banks, funded loans, and banker’s acceptances.
2	Includes undrawn commitments and letters of credit.
3	Other European exposure is distributed across 10 countries (October 31, 2014 – 12 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2015, and October 31, 2014.

Of the Bank’s European exposure, approximately 99% (October 31, 2014 – 98%) is to counterparties in countries rated AA or better by either Moody’s Investor Services (Moody’s) or Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. Additionally, the Bank has exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $8.8 billion (October 31, 2014 – $5.2 billion) of direct exposure to supranational entities with European sponsorship and indirect exposure including $1.6 billion (October 31, 2014 – $1.9 billion) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC-covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada, Target, Aeroplan, and Nordstrom. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TABLE 36: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)
						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance	impaired loans	allowances	balance
					October 31, 2015
FDIC-assisted acquisitions	$636	$601	$1	$45	$555	87.3%
South Financial	853	813	5	32	776	91.0
Other[2]	40	–	–	–	–	–
Total ACI loan portfolio	$1,529	$1,414	$6	$77	$1,331	87.1%

					October 31, 2014
FDIC-assisted acquisitions	$699	$660	$2	$49	$609	87.1%
South Financial	1,090	1,046	6	40	1,000	91.7
Other[2]	36	7	–	–	7	19.4
Total ACI loan portfolio	$1,825	$1,713	$8	$89	$1,616	88.5%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and the credit card portfolios of MBNA Canada, Target, Aeroplan, and Nordstrom.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 42

During the year ended October 31, 2015, the Bank recorded a recovery of $36 million in PCL on ACI loans (2014 – recovery of credit losses of $2 million, 2013 – PCL of $49 million). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 37: ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics
(millions of Canadian dollars, except as noted)
	As at
	October 31, 2015		October 31, 2014
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$1,314	85.9%	$1,540	84.4%
30-89 days past due	42	2.8	60	3.3
90 or more days past due	173	11.3	225	12.3
Total ACI loans	$1,529	100.0%	$1,825	100.0%

Geographic region
Florida	$933	61.0%	$1,101	60.3%
South Carolina	443	29.0	535	29.3
North Carolina	110	7.2	143	7.9
Other U.S. and Canada	43	2.8	46	2.5
Total ACI loans	$1,529	100.0%	$1,825	100.0%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These debt securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, including the Bank’s debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at October 31, 2015, was US$43 million (October 31, 2014 – US$52 million). During the year ended October 31, 2015, the Bank recorded a net release of allowances for credit losses of US$29 million in PCL (net release of allowance for credit losses of US$14 million in 2014 and of US$30 million in 2013).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at October 31, 2015, and October 31, 2014. As at October 31, 2015, the balance of the remaining acquisition-related incurred loss was US$158 million (October 31, 2014 – US$187 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TABLE 38: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)
				As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				October 31, 2015
Non-Agency CMOs	$1,431	$1,268	$202	$1,066	74.5%

				October 31, 2014
Non-Agency CMOs	$1,748	$1,523	$241	$1,282	73.3%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 4% of the non-agency CMO portfolio is rated AAA for regulatory capital reporting as at October 31, 2015 (October 31, 2014 – 13%). The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 43

TABLE 39: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)
					As at
		Alt-A	Prime Jumbo			Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					October 31, 2015
2003	$36	$41	$41	$44	$77	$85
2004	62	69	19	21	81	90
2005	256	297	18	20	274	317
2006	201	220	90	101	291	321
2007	274	314	112	120	386	434
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$829	$941	$280	$306	$1,109	$1,247
Less: allowance for incurred but not identified credit losses					43
Total					$1,066

					October 31, 2014
2003	$58	$65	$64	$68	$122	$133
2004	79	89	24	27	103	116
2005	300	361	23	26	323	387
2006	226	257	113	126	339	383
2007	310	371	137	152	447	523
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$973	$1,143	$361	$399	$1,334	$1,542
Less: allowance for incurred but not identified credit losses					52
Total					$1,282
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 44

Group Financial Condition

Capital Position

TABLE 40: CAPITAL STRUCTURE AND RATIOS – Basel III[1]
(millions of Canadian dollars, except as noted)
	2015	2014
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$20,457	$19,961
Retained earnings	32,053	27,585
Accumulated other comprehensive income	10,209	4,936
Common Equity Tier 1 Capital before regulatory adjustments	62,719	52,482

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(19,143)	(16,709)
Intangibles (net of related tax liability)	(2,192)	(2,355)
Deferred tax assets excluding those arising from temporary differences	(367)	(485)
Cash flow hedge reserve	(1,498)	(711)
Shortfall of provisions to expected losses	(140)	(91)
Gains and losses due to changes in own credit risk on fair valued liabilities	(188)	(98)
Defined benefit pension fund net assets (net of related tax liability)	(104)	(15)
Investment in own shares	(4)	(7)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions
(amount above 10% threshold)	(1,125)	(1,046)
Total regulatory adjustments to Common Equity Tier 1 Capital	(24,761)	(21,517)
Common Equity Tier 1 Capital	37,958	30,965

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	2,202	1,001
Directly issued capital instruments subject to phase out from Additional Tier 1	3,211	3,941
Additional Tier 1 instruments issued by subsidiaries and held by third parties subject to phase out	399	444
Additional Tier 1 Capital instruments before regulatory adjustments	5,812	5,386

Additional Tier 1 Capital instruments regulatory adjustments
Investment in own Additional Tier 1 instruments	(2)	–
Significant investments in the capital of banking, financial, and insurance entities that are outside
the scope of regulatory consolidation, net of eligible short positions	(352)	(352)
Total regulatory adjustments to Additional Tier 1 Capital	(354)	(352)
Additional Tier 1 Capital	5,458	5,034
Tier 1 Capital	43,416	35,999

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	2,489	–
Directly issued capital instruments subject to phase out from Tier 2	5,927	6,773
Tier 2 instruments issued by subsidiaries and held by third parties subject to phase out	207	237
Collective allowances	1,731	1,416
Tier 2 Capital before regulatory adjustments	10,354	8,426

Tier 2 regulatory adjustments
Significant investments in the capital of banking, financial, and insurance entities that are outside
consolidation, net of eligible short positions	(170)	(170)
Total regulatory adjustments to Tier 2 Capital	(170)	(170)
Tier 2 Capital	10,184	8,256
Total Capital	53,600	44,255

Risk-weighted assets[2]
Common Equity Tier 1 Capital	$382,360	$328,393
Tier 1 Capital	383,301	329,268
Total Capital	384,108	330,581
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of CET1 Capital risk-weighted assets)	9.9%	9.4%
Tier 1 Capital (as percentage of Tier 1 Capital risk-weighted assets)	11.3	10.9
Total Capital (as percentage of Total Capital risk-weighted assets)	14.0	13.4
Leverage ratio[3]	3.7	n/a4
Asset-to-capital multiple	n/a4	19.1
1	Capital position has been calculated using the “all-in” basis.
2	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. For the third and fourth quarters of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
3	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.
4	Not applicable.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 45

THE BANK’S CAPITAL MANAGEMENT OBJECTIVES

The Bank’s capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
–	the Bank’s Risk Appetite Statement (RAS);
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank’s internal assessment of capital requirements consistent with the Bank’s risk profile and risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital, consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected events; and
–	support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.

CAPITAL SOURCES

The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT

The Enterprise Capital Management department manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors (the “Board”) oversees capital adequacy risk management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital that has been used to fund acquisitions or investments to support future earnings growth.

The Bank uses internal models to determine how much risk-based capital is required to support the enterprise’s risk and business exposures. Characteristics of these models are described in the “Managing Risk” section of this document. Within the Bank’s measurement framework, its objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank’s chosen internal capital targets are well-founded and consistent with its overall risk profile and current operating environment.

Since November 1, 2007, the Bank has been operating its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk, market risk, and operational risk, the Bank’s economic capital framework captures other material Pillar II risks including non-trading market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios) and risks classified as “Other”, namely business risk, insurance risk, and the Bank’s investment in TD Ameritrade.

Please refer to the “Economic Capital and Risk-Weighted Assets by Segment” section for a business segment breakdown of the Bank’s economic capital by Pillar I and Pillar II risks.

REGULATORY CAPITAL

Basel III Capital Framework

Capital requirements of the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. The sum of the first two components is defined as Tier 1 Capital. CET1 Capital is mainly comprised of common shares, retained earnings, and accumulated other comprehensive income. CET1 capital is the highest quality capital and the predominant form of Tier 1 Capital. It also includes regulatory adjustments and deductions for items such as goodwill, intangible assets, and amounts by which capital items (that is, significant investments in CET1 Capital of financial institutions, mortgage servicing rights, and deferred tax assets from temporary differences) exceed allowable thresholds. Additional Tier 1 Capital primarily consists of preferred shares. Tier 2 Capital is mainly comprised of subordinated debt and certain loan loss allowances. Regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWAs15.

OSFI’s Capital Requirements under Basel III

The Office of the Superintendent of Financial Institutions Canada's (OSFI) Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the Credit Valuation Adjustment (CVA) capital charge is to be phased in over a five year period based on a scalar approach whereby 57% of the CVA capital charge was applied in 2014 for the CET1 calculation. This percentage increased to 64% for 2015 and 2016, and increases to 72% in 2017, 80% in 2018, and 100% in 2019. A similar set of scalar phase-in percentages would also apply for the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank if OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of the non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government without which the Bank would have been determined by OSFI to be non-viable. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the “transitional” method; and (2) the “all-in” method. Under the “transitional” method, changes in capital treatment for certain items, as well as minimum capital ratio requirements, are being phased in over the period from 2013 to 2019. Under the “all-in” method, capital is defined to include all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The minimum CET1, Tier 1, and Total Capital ratios, based on the “all-in” method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1 minimum requirement to 7%. Including the capital conservation buffer, Canadian banks are required to maintain a minimum Tier 1 Capital ratio of 8.5% and a Total Capital ratio of 10.5%.

15	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. Effective the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77%, respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 46

At the discretion of OSFI, a countercyclical common equity capital buffer (CCB) within a range of 0% to 2.5% could be imposed. No CCB is currently in effect.

In July 2013, the BCBS published the updated final rules on global systemically important banks (G-SIB). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIB), for which a 1% common equity capital surcharge will be in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, will be required to meet an “all-in” Pillar 1 target CET1 ratio of 8%.

OSFI's Regulatory Target Ratios under Basel III on an “All-In” Basis
Basel III Capital and Leverage Ratios	BCBS minimum	Capital Conservation buffer	OSFI Regulatory Targets without D-SIB surcharge	Effective date	D-SIB surcharge[15]	OSFI Regulatory Targets with D-SIB surcharge[16]
Common Equity Tier 1 Capital ratio	4.5%	2.5%	7.0%	January 1, 2013	1.0%	8.0%
Tier 1 Capital ratio	6.0%	2.5%	8.5%	January 1, 2014	1.0%	9.5%
Total Capital ratio	8.0%	2.5%	10.5%	January 1, 2014	1.0%	11.5%
Leverage ratio	3.0	n/a	3.0	January 1, 2015	n/a	3.0

Basel III introduced a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-based capital requirements. The objective of the leverage ratio is to constrain the build-up of excessive leverage in the banking sector. The leverage ratio replaced OSFI's assets to capital multiple (ACM) measure effective January 1, 2015. The leverage ratio is calculated as per OSFI’s Leverage Requirements guideline. The key components in the calculation of the ratio include, but are not limited to, Tier 1 Capital, on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

OSFI required Canadian banks to meet the ACM requirement until October 31, 2014, when it was replaced by the Basel III leverage ratio. The ACM is calculated on a Basel III “transitional basis”, by dividing total assets, including specified off-balance sheet items, by Total Capital.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in U.S. Retail Bank.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI’s Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

As at October 31, 2015, the Bank’s CET1, Tier 1, and Total Capital ratios were 9.9%, 11.3%, and 14.0%, respectively. During the year, the Bank generated approximately $4.1 billion of CET1 Capital through organic growth (net earnings less dividends) sufficient to fund acquisitions, support business growth and improve the Bank's capital position largely without issuing additional common share capital. The CVA capital charge represents approximately 35 bps, of which 64% (or 22 bps) is included in the 2015 CET1 Capital ratio, per OSFI’s determined scalar phase-in. As at October 31, 2015, CET1, Tier 1, and Total Capital RWA include 64%, 71%, and 77%, of the CVA charge, respectively.

Common Equity Tier 1 Capital

CET1 Capital was $38 billion as at October 31, 2015. Strong earnings growth contributed the majority of CET1 Capital growth in the year. Capital management funding activities during the year included the common share issuance of $483 million under the dividend reinvestment plan and from stock option exercises.

Tier 1 and Tier 2 Capital

Tier 1 Capital was $43 billion as at October 31, 2015, consisting of CET1 Capital and Additional Tier 1 Capital of $38 billion and $5 billion, respectively. Tier 1 Capital management activities during the year consisted of the issuance of $500 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series 5, $350 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series 7, $200 million Non-cumulative 5-Year Rate Reset Preferred Shares Series 9, and $150 million Non-cumulative Fixed Rate Preferred Shares, Series 11, all of which included NVCC Provisions to ensure loss absorbency at the point of non-viability; and the redemption of Class A First Preferred Shares, Series P, Series Q and Series R, totalling $716 million.

Tier 2 Capital was $10 billion as at October 31, 2015. Tier 2 Capital management activities during the year consisted of the issuance of $1.5 billion 2.692% subordinated debentures due June 24, 2025, and $1 billion 2.982% subordinated debentures due September 30, 2025, both of which included NVCC Provisions to ensure loss absorbency at the point of non-viability, and the redemption of $875 million 5.48% subordinated debentures due April 2, 2020, and $800 million 4.97% subordinated debentures due October 30, 2104. On September 15, 2015, the Bank announced its intention to redeem $1 billion 3.367% subordinated debentures due November 2, 2020, on November 2, 2015.

16	The D-SIB surcharge will be applicable to risk-based capital requirements effective January 1, 2016.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 47

Internal Capital Adequacy Assessment Process

The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's capital modeling and stress testing practices which help inform the Bank’s overall CAR.

The ICAAP is led by Risk Management and is supported by numerous functional areas who together help assess the Bank's internal capital adequacy. This assessment ultimately represents the capacity to bear risk in congruence with the Bank’s risk profile and RAS. Risk Management alongside Enterprise Capital Management assesses and monitors the overall adequacy of the Bank’s available capital in relation to both internal and regulatory capital requirements under normal and stressed conditions.

DIVIDENDS

At October 31, 2015, the quarterly dividend was $0.51 per share, consistent with the Bank’s current target payout range of 40% to 50% of adjusted earnings. Cash dividends declared and paid during the year totalled $2.00 per share (2014 – $1.84). For cash dividends payable on the Bank’s preferred shares, refer to Note 21 of the 2015 Consolidated Financial Statements. As at October 31, 2015, 1,855 million common shares were outstanding (2014 – 1,845 million). The Bank’s ability to pay dividends is subject to the Bank Act and the requirements of OSFI. Refer to Note 21 of the 2015 Consolidated Financial Statements for further information on dividend restrictions.

NORMAL COURSE ISSUER BID

On June 19, 2013, the Bank announced that the Toronto Stock Exchange (TSX) approved the Bank’s normal course issuer bid to repurchase, for cancellation, up to 24 million of the Bank’s common shares. The bid commenced on June 21, 2013, and expired in accordance with its terms in June 2014. During the year ended October 31, 2014, the Bank repurchased 4 million common shares under this bid at an average price of $54.15 for a total amount of $220 million. During the year ended October 31, 2013, the Bank repurchased 18 million common shares under this bid at an average price of $43.25 for a total amount of $780 million.

As approved by the Board on December 2, 2015, the Bank announced its intention to initiate a normal course issuer bid for up to 9.5 million of its common shares, commencing as early as December, 2015, subject to the approval of OSFI and the TSX. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

RISK-WEIGHTED ASSETS

Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Details of the Bank’s RWA is included in the following table.

TABLE 41: COMMON EQUITY TIER 1 CAPITAL RISK-WEIGHTED ASSETS[1,2]
(millions of Canadian dollars)
		As at
	October 31, 2015	October 31, 2014
Credit risk
Retail
Residential secured	$28,726	$25,910
Qualifying revolving retail	12,586	12,016
Other retail	60,976	52,018
Non-retail
Corporate	150,497	118,571
Sovereign	4,071	3,999
Bank	11,412	11,949
Securitization exposures	13,074	12,014
Equity exposures	866	926
Exposures subject to standardized or IRB approaches	282,208	237,403
Adjustment to IRB RWA for scaling factor	6,347	5,842
Other assets not included in standardized or IRB approaches	40,032	32,680
Total credit risk	328,587	275,925
Market risk
Trading book	12,655	14,376
Operational risk
Standardized approach	41,118	38,092
Total	$382,360	$328,393
1	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. Effective the third quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
2	Prior to 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 48

TABLE 42: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver[1]
(billions of Canadian dollars)
			For the years ended
		October 31, 2015		October 31, 2014
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at	$258.0	$17.9	$229.3	$10.3
beginning of period
Book size	21.3	0.7	17.0	1.0
Book quality	(0.5)	(0.4)	–	–
Model updates	(0.9)	–	(2.4)	–
Methodology and policy	–	0.7	–	6.2
Acquisitions and disposals	2.2	–	1.8	–
Foreign exchange movements	26.2	1.6	11.5	0.4
Other	1.8	–	0.8	–
Total RWA movement	50.1	2.6	28.7	7.6
Common Equity Tier 1 Capital RWA, balance at
end of period	$308.1	$20.5	$258.0	$17.9
1	Prior to 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.

Counterparty credit risk is comprised of over-the-counter derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA which was phased in at 64% for fiscal 2015 (2014 - 57%). Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), banks and governments, as well as holdings of debt, equity securities, and other assets (including prepaid expenses, current and deferred income taxes, land, building, equipment, and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for fiscal 2015, is mainly due to growth in corporate and commercial loans in the Wholesale and U.S. Retail segments and across various portfolios in the Canadian Retail segment.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions.

The Methodology and policy category impacts are methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to fluctuations in the U.S. dollar to Canadian dollar exchange rate on the U.S. portfolios in the U.S. Retail segment.

The Other category consists of items not described in the above categories including changes in exposures not included under advanced or standardized methodologies such as prepaid expenses, current and deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TABLE 43: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver[1]
(billions of Canadian dollars)
	For the years ended
	October 31, 2015	October 31, 2014
RWA, balance at beginning of period	$14.4	$11.7
Movement in risk levels	–	(0.4)
Model updates	–	2.8
Methodology and policy	(1.7)	0.3
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m2	n/m2
Total RWA movement	(1.7)	2.7
RWA, balance at end of period	$12.7	$14.4
1	Prior to 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
2	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements.

The Model updates category reflects updates to the model to reflect recent experience and changes in model scope.

The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes. Methodology changes related to precious metals exposure drove the decrease in RWA.

Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 49

TABLE 44: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver[1]
(billions of Canadian dollars)
	For the years ended
	October 31, 2015	October 31, 2014
RWA, balance at beginning of period	$38.1	$35.1
Revenue generation	3.0	3.0
RWA, balance at end of period	$41.1	$38.1
1	Prior to 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.

The movement in the Revenue generation category is mainly due to an increase in gross income related to the U.S. Retail and Canadian Retail segments.

ECONOMIC CAPITAL AND RISK-WEIGHTED ASSETS BY SEGMENT

The following chart provides a breakdown of the Bank’s regulatory capital and economic capital as at October 31, 2015. Regulatory Capital reflects the RWA required for Pillar I risks only, namely credit, trading market risk, and operational risk. Economic capital reflects the Bank’s internal view of capital required for risks captured under the regulatory framework and includes those risks identified as Basel II Pillar II risks which are not captured within the assessment of RWA and are described in the “Economic Capital” section of this document. Economic capital is also assessed at a higher confidence level which is consistent with the Bank’s overall target debt rating. The differences between economic capital and regulatory RWA in the following figure are predominately due to the additional Pillar II risks captured under economic capital and the differences in confidence level. For additional information on the risks highlighted below, refer to the “Managing Risk” section of this document.

Economic Capital (%)
Credit Risk 69%
Market Risk 5%
Operational Risk 10%
Other Risks 16%
TD Bank Group
CET1 RWA 2
Credit Risk: $328,587
Market Risk: $12,655
Operational Risk: $41,118
Corporate
Canadian Retail
U.S. Retail1
Wholesale Banking
• Personal Deposits
• Consumer Lending
• Credit Cards and Merchant Services
• Auto Finance
• Commercial Banking
• Small Business Banking
• Direct Investing
• Advice-based Wealth Business
• Asset Management
• Insurance
• Personal Deposits
• Consumer Lending
• Credit Cards Services
• Auto Finance
• Commercial Banking
• Small Business Banking
• Advice–based Wealth Business
• Asset Management
• TD Ameritrade
• Investment Banking and Capital Markets
• Corporate Banking
• Treasury and Balance Sheet Management
• Other Control Functions
Economic Capital (%)
Credit Risk 69%
Market Risk 1%
Operational Risk 19%
Other Risks 11%
Credit Risk 66%
Market Risk 4%
Operational Risk 6%
Other Risks1 24%
Credit Risk 77%
Market Risk 15%
Operational Risk 7%
Other Risks 1%
Credit Risk 47%
Market Risk 6%
Operational Risk 22%
Other Risks 25%
CET1 RWA 2
Credit Risk: $83,503
Market Risk: $0
Operational Risk: $22,889
Credit Risk: $186,941
Market Risk: $0
Operational Risk: $13,126
Credit Risk: $47,571
Market Risk: $12,655
Operational Risk: $4,724
Credit Risk: $10,572
Market Risk: $0
Operational Risk: $379

[1] U.S. Retail includes TD Ameritrade in Other Risks
[2] Amounts are in millions of Canadian dollars

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 50

TABLE 45: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)
		As at
	October 31, 2015	October 31, 2014
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,856.2	1,846.2
Treasury shares – common	(1.1)	(1.6)
Total common shares	1,855.1	1,844.6
Stock options
Vested	7.0	7.1
Non-vested	11.4	12.3
Series P2	–	10.0
Series Q3	–	8.0
Series R4	–	10.0
Series S	5.4	5.4
Series T	4.6	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1[5]	20.0	20.0
Series 3[6]	20.0	20.0
Series 5[7]	20.0	–
Series 7[8]	14.0	–
Series 9[9]	8.0	–
Series 11[10]	6.0	–
Total preferred shares – equity	108.0	88.0
Treasury shares – preferred	(0.1)	–
Total preferred shares	107.9	88.0
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 21 of the Consolidated Financial Statements.
2	On March 2, 2015, the Bank redeemed all of its 10 million outstanding Class A First Preferred Shares, Series P (“Series P Shares”), at the cash redemption price of $25.607877 per Series P Share, for total redemption proceeds of approximately $256 million.
3	On March 2, 2015, the Bank redeemed all of its 8 million outstanding Class A First Preferred Shares, Series Q (“Series Q Shares”), at the cash redemption price of $25.615068 per Series Q Share, for total redemption proceeds of approximately $205 million.
4	On May 1, 2015, the Bank redeemed all of its 10 million outstanding Class A First Preferred Shares, Series R (“Series R Shares”), at the cash redemption price of $25.503836 per Series R Share, for total redemption proceeds of approximately $255 million.
5	On June 4, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 1 (“Series 1 shares”) for gross cash consideration of $500 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 1 shares, and assuming there are no declared and unpaid dividends on the Series 1 shares or Series 2 shares, as applicable, would be 100 million.
6	On July 31, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 3 (“Series 3 shares”) for gross cash consideration of $500 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 3 shares, and assuming there are no declared and unpaid dividends on the Series 3 shares or Series 4 shares, as applicable, would be 100 million.
7	On December 16, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 5 (“Series 5 shares”) for gross cash consideration of $500 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 5 shares, and assuming there are no declared and unpaid dividends on the Series 5 shares or Series 6 shares, as applicable, would be 100 million.
8	On March 10, 2015, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 7 (“Series 7 shares”) for gross cash consideration of $350 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 7 shares, and assuming there are no declared and unpaid dividends on the Series 7 shares or Series 8 shares, as applicable, would be 70 million.
9	On April 24, 2015, the Bank issued 8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 9 (“Series 9 shares”) for gross cash consideration of $200 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 9 shares, and assuming there are no declared and unpaid dividends on the Series 9 shares or Series 10 shares, as applicable, would be 40 million.
10	On July 21, 2015, the Bank issued 6 million non-cumulative Fixed Rate Preferred Shares, Series 11 (“Series 11 shares”) for gross cash consideration of $150 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 11 shares, and assuming there are no declared and unpaid dividends on the Series 11 shares would be 30 million.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 51

FUTURE CHANGES IN BASEL

Future Regulatory Capital Developments

In December 2014, BCBS published the final standards on the revised securitization framework. The final framework, effective January 2018, enhanced the current methodologies for calculating securitization RWA by making them more risk sensitive and limiting over-reliance on rating agencies. The final standards yield capital requirements that are higher than those under the current framework.

On August 1, 2014, the Department of Finance released a public consultation paper (the “Bail-in Consultation”) regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as “bail-in”) which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs. Refer to the section on “Regulatory Developments Concerning Liquidity and Funding” in this document for more details.

In February 2014, the U.S. Federal Reserve Board released final rules on Enhanced Prudential Standards for large Foreign Bank Organizations and U.S. Bank Holding Companies (BHCs). As a result of these rules, TD will be required to consolidate 90% of its U.S. legal entity ownership interests under a single top tier U.S. Intermediate Holding Company (IHC) by July 1, 2016, and consolidate 100% of its U.S. legal entity ownership interests by July 1, 2017. The IHC will be subject to the same extensive capital, liquidity, and risk management requirements as large BHCs.

In December 2014, BCBS released a consultative document introducing a capital floor framework based on Basel II/III standardized approaches to calculate RWA. This framework will replace the current transitional floor, which is based on the Basel I standard. The objectives of a capital floor are to ensure minimum levels of banking system capital, mitigate internal approaches model risk, and enhance comparability of capital ratios across banks. The calibration of the floor is outside the scope of this consultation. The impact on the Bank will be dependent on the final calibration of the capital floor and on the revised credit, market, and operational risk standardized approaches which are currently all under review and consultation.

In July 2015, BCBS released a consultative document on a revision of the CVA framework set out in the current Basel III capital standards for the treatment of counterparty credit risk. The revised framework proposes to better align the capital standard with the fair value measurement of CVA employed under various accounting regimes and the proposed revisions to the market risk framework under the Fundamental Review of the Trading Book. The estimated timing for implementation is early 2018 to align with the implementation of the revised market risk framework.

Group FINANCIAL condition

Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Bank's Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the “Managing Risk” section of this document. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

STRUCTURED ENTITIES

TD carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). The Bank uses SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist TD's clients in securitizing their financial assets, and to create investment products for the Bank's clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. Refer to Note 2 of the 2015 Consolidated Financial Statements for further information regarding the Bank's involvement with SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and remain on the Bank’s Consolidated Balance Sheet. Additionally, the Bank securitizes personal loans by selling them to Bank-sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank’s Consolidated Balance Sheet. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Refer to Notes 9 and 10 of the 2015 Consolidated Financial Statements for further information.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 52

TABLE 46: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)
					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				October 31, 2015
Residential mortgage loans	$23,452	$–	$–	$6,759	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Business and government loans	–	–	–	1,828	38
Total exposure	$23,452	$–	$3,642	$8,587	$38

				October 31, 2014
Residential mortgage loans	$23,796	$–	$–	$9,765	$–
Consumer instalment and other personal loans[2]	–	–	6,081	–	–
Business and government loans	2	–	–	2,031	44
Total exposure	$23,798	$–	$6,081	$11,796	$44
1	Includes all assets securitized by the Bank, irrespective of whether they are on-balance or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at October 31, 2015, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPEs. As at October 31, 2015, the SPEs had nil issued commercial paper outstanding (October 31, 2014 – $4 billion) and $4 billion of issued notes outstanding (October 31, 2014 – $2 billion). As at October 31, 2015, the Bank’s maximum potential exposure to loss for these conduits was $4 billion (October 31, 2014 – $6 billion) of which no underlying consumer instalment and other personal loans was government insured (October 31, 2014 – $1 billion).

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Non-Consolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.6 billion as at October 31, 2015 (October 31, 2014 – $9.9 billion). Further, as at October 31, 2015, the Bank had committed to provide an additional $1.7 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2014 – $1.4 billion).

All third-party assets securitized by the Bank’s non-consolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 53

TABLE 47: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED NON-CONSOLIDATED CONDUITS
(millions of Canadian dollars, except as noted)
			As at
	October 31, 2015		October 31, 2014
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$6,962	3.2	$6,395	3.3
Credit card loans	–	–	–	–
Automobile loans and leases	1,847	1.6	1,777	1.3
Equipment loans and leases	–	–	–	–
Trade receivables	1,792	2.2	1,753	1.7
Total exposure	$10,601	2.7	$9,925	2.7
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2015, the Bank held $1.1 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on its Consolidated Balance Sheet (October 31, 2014 – $1.3 billion).

OFF-BALANCE SHEET EXPOSURE TO THIRD PARTY-SPONSORED CONDUITS

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $1,268 million as at October 31, 2015 (October 31, 2014 – $659 million). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables and trade receivables. As at October 31, 2015, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

Commitments

The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 28 of the 2015 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Also included in “Commitments to extend credit” in Note 28 of the 2015 Consolidated Financial Statements are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a borrower with higher leverage ratio, relative to the industry in which it operates, and for the purposes of acquisitions, buyouts or capital distributions. During the year, we refined our definition and it may be subject to further refinement moving forward. As at October 31, 2015, the Bank’s exposure to leveraged finance credit commitments, including funded and unfunded amounts, was $11.2 billion (October 31, 2014 – $5.4 billion).

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options, and indemnification agreements. Certain guarantees remain off-balance sheet. Refer to Note 28 of the 2015 Consolidated Financial Statements for further information regarding the accounting for guarantees.

Group FINANCIAL condition

Related-Party Transactions

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 24 of the 2015 Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

(1) TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade’s Board of Directors. The Bank’s designated directors include the Bank's Group President and Chief Executive Officer, two independent directors of TD, and a former independent director of TD.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 54

The following is a description of significant transactions between the Bank and TD Ameritrade.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $1,051 million in 2015 (2014 – $895 million; 2013 – $821 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $95 billion in 2015 (2014 – $80 billion; 2013 – $70 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a servicing fee of 25 bps on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2015, amounts receivable from TD Ameritrade were $79 million (October 31, 2014 – $103 million). As at October 31, 2015, amounts payable to TD Ameritrade were $140 million (October 31, 2014 – $104 million).

(2) TRANSACTIONS WITH SYMCOR INC.

The Bank has one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year ended October 31, 2015, the Bank paid $124 million (October 31, 2014 – $122 million; October 31, 2013 – $128 million) for these services. As at October 31, 2015, the amount payable to Symcor was $10 million (October 31, 2014 – $10 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2015, and October 31, 2014.

Group FINANCIAL condition

Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans, and derivative instruments; while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments, and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank’s lending portfolio, non-trading securities, hedging derivatives, and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading loans and securities, and financial instruments designated at fair value through profit or loss, securities classified as available-for-sale, and all derivatives are measured at fair value in the Bank’s Consolidated Financial Statements, with the exception of certain available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the “Accounting Judgements, Estimates, and Assumptions” – “Fair Value Measurement” section of this document. The use of financial instruments allows the Bank to earn profits in trading, interest, and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this document.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives, and estimates. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the “Caution Regarding Forward-Looking Statements” section of this MD&A.

TOP AND EMERGING RISKS THAT MAY AFFECT THE BANK AND FUTURE RESULTS

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact. Many of the risks are beyond the Bank’s control and their effects, which can be difficult to predict, could cause our results to differ significantly from our plans, objectives, and estimates or could impact the Bank’s reputation or sustainability of its business model.

Risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

General Business and Economic Conditions
TD and its customers operate in Canada, the U.S., and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt, commodity and capital markets and related market liquidity, real estate prices, employment levels, consumer spending and debt levels, business investment, government spending, exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, geopolitical risk associated with political unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure, natural disasters and the level of business conducted in a specific region. Management maintains an ongoing awareness of the macroeconomic environment in which it operates and incorporates potential material changes into its business plans and strategies; it also incorporates potential material changes into the portfolio stress tests that are conducted. As a result, the Bank is better able to understand the likely impact of many of these negative scenarios and better manage the potential risks.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 55

Executing on Key Priorities and Strategies

The Bank has a number of priorities and strategies, including those detailed in each segment’s “Business Segment Analysis” section of this document, which may include large scale initiatives that are at various stages of development or implementation. Examples include organic growth strategies, new acquisitions, integration of recently acquired businesses, projects to meet new regulatory requirements or enhancement to existing technology. Risk can be elevated due to the size, scope, and complexity of projects, the limited timeframes to complete the projects and competing priorities for limited, specialized resources.

In respect of acquisitions, the Bank undertakes due diligence before completing an acquisition and closely monitors integration activities and performance post acquisition. However, there is no assurance that TD will achieve its objectives, including anticipated cost savings, or revenue synergies following acquisitions and integration. In general, while significant management attention is in place on the governance, oversight, methodology, tools, and resources needed to manage our priorities and strategies, our ability to execute on them is dependent on a number of assumptions and factors. These include those set out in the “Business Outlook” and “Risk Management” sections of this document, as well as disciplined resource and expense management and our ability to implement (and the costs associated with the implementation of) enterprise-wide programs to comply with new or enhanced regulations or regulator demands, all of which may not be in the Bank’s control and are difficult to predict.

If any of the Bank’s acquisition, strategic plans or priorities do not meet with success, there could be an impact on the Bank’s operations and financial performance and the Bank’s earnings could grow more slowly or decline.

Technology and Information Security Risk

Technology and information security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by socio political entities, organized criminals, hackers and other external parties. The increased risks are also a factor of our size and scale of operations, our geographic footprint, the complexity of our technology infrastructure, and our use of internet and telecommunications technologies to conduct financial transactions, such as our continued development of mobile and internet banking platforms. The Bank’s technologies, systems and networks, and those of our customers and the third parties providing services to us, may be subject to attacks, breaches or other compromises. These may include cyber-attacks such as targeted attacks on banking systems and applications, malicious software, denial of service attacks, phishing attacks and theft of data, and may involve attempts to fraudulently induce employees, customers, third party service providers or other users of the Bank’s systems to disclose sensitive information in order to gain access to the Bank’s data or that of its customers. The Bank actively monitors, manages and continues to enhance its ability to mitigate these technology and information security risks through enterprise-wide programs, industry best practices, and robust threat and vulnerability assessments and responses. The Bank also invests in projects to continually review and enhance its information technology infrastructure. It is possible that the Bank, or those with whom the Bank does business, may not anticipate or implement effective measures against all such information and technology related risks, particularly because the techniques used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. As such, with any attack, breach or compromise of technology or information systems, hardware or related processes, or any significant issues caused by weakness in information technology infrastructure, the Bank may experience, among other things, financial loss; a loss of customers or business opportunities; disruption to operations; misappropriation or unauthorized release of confidential, financial or personal information; damage to computers or systems of the Bank and those of its customers and counterparties; violations of applicable privacy and other laws; litigation; regulatory penalties or intervention, remediation, investigation or restoration cost; increased costs to maintain and update our operational and security systems and infrastructure; and reputational damage.

Evolution of Fraud and Criminal Behaviour
The Bank is routinely exposed to various types of fraud and other financial crime. The sophistication, complexity and materiality of these crimes is evolving quickly. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such other parties including financial statements and financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. In addition to the risk of material loss that could result in the event of a financial crime, client and market confidence in the Bank could be potentially impacted. TD has invested in a coordinated approach to strengthen the Bank’s fraud defences and build upon existing practices in Canada and the U.S. The Bank continues to introduce new capabilities and defences that will help achieve an enhanced position to combat more complex fraud.

Third Party Service Providers
The Bank recognizes the value of using third parties to support its business, as they provide access to leading processes and solutions, specialized expertise, innovation, economies of scale and operational efficiencies. However, they also create a reliance upon the continuity, reliability and security of these relationships and their associated processes, people and facilities. As the financial services industry and its supply chains become more complex, the need for robust, sophisticated controls and ongoing oversight also grows. Just as the Bank's own services, information technology, facilities and processes could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, and criminal or terrorist acts (such as cyber-attacks) each of its suppliers may be exposed to similar risks which could in turn impact the Bank’s operations. Such adverse effects could limit TD’s ability to deliver products and services to customers, and/or damage the Bank’s reputation, which in turn could lead to disruptions to our businesses and financial loss. Consequently, the Bank has established expertise and resources dedicated to third party supplier risk management, and policies and procedures governing third party relationships from the point of selection through the life cycle of both the relationship and the good or service. The Bank develops and tests robust business continuity management plans which contemplate customer, employee, and operational implications, including technology and other infrastructure contingencies.

Introduction of New and Changes to Current Laws and Regulations
The introduction of new, and changes to current laws and regulations, changes in interpretation or application of existing laws and regulations, judicial decisions, as well as the fiscal, economic and monetary policies of various regulatory agencies and governments in Canada, the U.S. and other countries, and changes in their interpretation or implementation, could adversely affect TD’s operations, profitability and reputation. Such adverse effects may include incurring additional costs and resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and delivery of products and services the Bank provides; increasing the ability of new and existing competitors to compete with their pricing, products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions); and increasing risks associated with potential non-compliance. In particular, the most recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The global privacy landscape continues to experience regulatory change, with significant new legislation anticipated to come into force in the jurisdictions in which we do business in the short- and medium-term. In addition to the adverse impacts described above, the Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and its operations and damage its reputation.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 56

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), a U.S. federal law, was signed into law on July 21, 2010. It requires significant structural reform to the U.S. financial services industry and affects every banking organization operating in the U.S., including the Bank. Due to certain aspects with extraterritorial effect, Dodd-Frank also impacts the Bank’s operations outside the U.S., including in Canada. Many parts of Dodd-Frank are in effect and others are in the implementation stage. Certain of the rules that impact the Bank include:

•	The Volcker Rule – In December 2013, the U.S. Board of Governors of the Federal Reserve System (the “Federal Reserve”) and other U.S. federal regulatory agencies issued final regulations implementing the Volcker Rule provisions of Dodd-Frank, which restrict banking entities from engaging, as principal, in proprietary trading and from sponsoring or holding ownership interests in or having certain relationships with certain hedge funds and private equity funds, subject to certain exceptions and exclusions. Under the final regulations, banking entities were required to conform their covered trading activities and covered fund investments and sponsorship activities to the Volcker Rule by July 21, 2015, absent an applicable extension. The Volcker Rule also requires banking entities to establish comprehensive compliance programs that are reasonably designed to document, describe, monitor and limit covered trading and fund activities. The Bank has established compliance programs under the Volcker Rule where applicable. However, given the complexity of the Volcker Rule’s application, and the lack of regulatory guidance on certain matters, it is possible that future regulatory guidance or review could result in additional limitations on the Bank's trading and fund activities. The Volcker Rule will likely continue to increase our operational and compliance costs.

•	Debit Interchange Fees – In October 2011, the Federal Reserve’s regulations implementing the so-called “Durbin Amendment” to Dodd-Frank, which limits debit card interchange transaction fees to those “reasonable” and “proportional” to the cost of the transaction, became effective. In July 2013, the U.S. District Court for the District of Columbia vacated certain portions of these regulations. In March 2014, the U.S. Court of Appeals for the District of Columbia Circuit overturned the District Court's decision and largely upheld the Federal Reserve’s rules governing debit card interchange fees, but directed the Federal Reserve to provide further explanation regarding its treatment of the costs of monitoring transactions. In August 2014, a group of trade associations and merchants filed a petition for writ of certiorari with the U.S. Supreme Court. In January 2015, the petition was denied.

•	Capital Planning and Stress Testing – Pursuant to the Federal Reserve's Comprehensive Capital Analysis and Review (CCAR) process, we must submit our capital plan and stress test results for our top-tier U.S. bank holding company (which will be the Bank's U.S. IHC beginning in July 2016 as described below), on a consolidated basis, to the Federal Reserve on an annual and semi-annual basis respectively, beginning in 2016. Given new submission dates included in the Capital Plan Rule, our top-tier U.S. bank holding company will submit its inaugural annual capital plan and stress test results on April 5, 2016 and mid-cycle test results on October 5, 2016. Our top-tier U.S. bank holding company will also be subject to the Federal Reserve's supervisory stress test on an annual basis, beginning in 2016. The Federal Reserve defines stress test scenarios for both the company-run and supervisory stress tests by bank holding companies. In addition, TD Bank, N.A. and TD Bank USA, N.A. are required to conduct stress testing pursuant to the requirements of the U.S. Office of the Comptroller of the Currency (OCC), which defines stress test scenarios for stress testing by national banks. Any issues arising from U.S. regulators' review of such capital plan and stress testing may negatively impact the Bank’s operations and/or reputation and lead to increased costs.

•	Intermediate Holding Company Establishment – In February 2014, the Federal Reserve adopted a final rule that imposes “enhanced prudential standards” on certain non-U.S. banking organizations (“FBOs”) having a U.S. presence and global consolidated assets of US$10 billion or more. Such standards include enhanced capital and liquidity requirements, stress testing obligations and risk management standards with additional requirements and expectations for FBOs with at least US$50 billion in combined U.S. assets. In addition, FBOs with U.S. non-branch assets of US$50 billion or more, such as the Bank, are required to establish, by July 1, 2016, a separately capitalized top-tier U.S. IHC. The IHC is required to hold the FBO's ownership interests in all of its U.S. subsidiaries (with certain limited exceptions) but not the assets of the FBO's U.S. branches and agencies. TD will implement the IHC requirements in phases, the first of which was concluded in July 2015, at which time TD Group US Holdings LLC was established as the top-tier bank holding company in the U.S. 90% percent of the FBO's U.S. non-branch assets must be transferred to the IHC by July 1, 2016, with the remaining ownership interests in U.S. subsidiaries to be transferred to the IHC by July 1, 2017. It is anticipated that the foregoing actions will require TD to incur operational, capital, liquidity and compliance costs and may impact its businesses, operations and results in the U.S. and overall.

The Bank has instituted an enterprise-wide regulatory reform delivery program to analyze and implement applicable requirements under Dodd-Frank and its implementing regulations in an integrated and comprehensive manner. In general, in connection with Dodd-Frank and its implementing regulations and actions by regulators, the Bank could be negatively impacted by loss of revenue, limitations on the products or services it offers, and additional operational and compliance costs.

Basel III
OSFI’s guideline on Liquidity Adequacy Requirements (LAR) will incorporate the finalized Basel Committee on Banking Supervision Net Stable Funding Ratio (NSFR) rules in the near future. We expect that OSFI will require banks to meet the 100% NSFR ratio no later than 2018. The Bank will continue to evaluate the impact of implementing the NSFR and determine adjustments required to liquidity and funding management strategies.

Regulatory Oversight and Compliance Risk

Our businesses are subject to extensive regulation and oversight. Regulatory change is occurring in all of the geographies where we operate, with some of the most significant changes arising in the U.S. Such change includes the establishment in the past few years of new regulators with examination and enforcement authority, such as the Consumer Financial Protection Bureau. Regulators have demonstrated a trend towards establishing new standards and best practice expectations via enforcement actions and an increased use of public enforcement with substantial fines and penalties when compliance breaches occur. TD continually monitors and evaluates the potential impact of rules, proposals, consent orders and regulatory guidance relevant to its consumer businesses. In addition, TD has a Fair & Responsible Banking Compliance group which provides oversight, monitoring and analysis of fair lending and unfair, deceptive or abusive acts or practices risks. However, while we devote substantial compliance, legal and operational business resources to facilitate compliance with these rules by their respective effective dates and consideration of regulator expectations set out in enforcement actions, it is possible that we may not be able to accurately predict the impact of final versions of rules or the interpretation or enforcement actions taken by regulators. This could require the Bank to take further actions or incur more costs than expected. In addition, we believe that regulators may continue to take formal enforcement action, rather than taking informal/ supervisory actions, more frequently than they have done historically. As a result, despite its prudence and management efforts, the Bank's operations, business strategies and product and service offerings may be adversely impacted, therefore impacting financial results. Also, it may be determined that the Bank has not successfully addressed new rules, orders or enforcement actions to which it is subject. As such, the Bank may continue to face a greater number or wider scope of investigations, enforcement actions and litigation. The Bank may incur greater than expected costs associated with enhancing its compliance, or may incur fines, penalties or judgments not in its favour associated with non-compliance, all of which could also lead to negative impacts on the Bank's financial performance and its reputation.

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Principles for Effective Risk Data Aggregation
In January 2013, the Basel Committee on Banking Supervision (BCBS) finalized its “Principles for Effective Risk Data Aggregation and Reporting”. The principles provide guidelines for areas such as: governance of risk data, architecture and infrastructure, accuracy, completeness, timeliness, and adaptability of reporting. As a result, the Bank faces increased complexity with respect to operational compliance and may incur increased compliance and operating costs. The Bank has assessed itself against each of the principles at enterprise and risk specific levels. Programs are in place to manage the enhancement of risk data aggregation and reporting.

Level of Competition and Disruptive Technology

The Bank operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, including the quality, pricing and variety of products and services offered, as well as an institution's reputation and ability to innovate. Ongoing or increased competition may impact the Bank's pricing of products and services and may cause us to lose market share. Increased competition also may require us to make additional short and long-term investments in order to remain competitive, which may increase expenses. In addition, the Bank operates in environments where laws and regulations that apply to it may not universally apply to its current competitors, which include domestic institutions in jurisdictions outside of Canada or non-traditional providers of financial products and services. Non-depository or non-financial institutions are often able to offer products and services that were traditionally banking products and to compete with banks in the provision of electronic and Internet-based financial solutions, without facing the same regulatory requirements or oversight. These evolving distribution methods by such competitors can also increase fraud and privacy risks for customers and financial institutions in general. The nature of disruption is such that it can be difficult to anticipate and/or respond to adequately or quickly, representing inherent risks to certain Bank businesses, including payments. As such, this type of competition could also adversely impact the Bank’s earnings by reducing revenue. Each of the business segments of the Bank monitors the competitive environment including reviewing and amending customer acquisition and management strategies as appropriate. The Bank has been investing in enhanced capabilities for our customers to transact across all of our channels seamlessly, with a particular emphasis on mobile technologies.

OTHER RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

Legal Proceedings
The Bank or its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigations or disputes with third parties, including regulatory enforcement proceedings, related to its businesses and operations. The Bank manages and mitigates the risks associated with these proceedings through a robust litigation management function. The Bank’s material litigation and regulatory enforcement proceedings are disclosed in its Consolidated Financial Statements. There is no assurance that the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank’s business, financial condition, results of operations, cash flows and capital; require material changes in the Bank’s operations; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are subject to external approval, which may or may not be granted. Although the Bank establishes reserves for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, the Bank will likely continue to experience the possibility of significant litigation and regulatory enforcement proceedings related to its businesses and operations. For additional information relating to the Bank’s material legal proceedings, refer to Note 28 of the Consolidated Financial Statements.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other companies, or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. There is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings, or revenue synergies following acquisitions and integration efforts. The Bank’s, or a subsidiary’s, ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank’s financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, there would be an impact on the Bank’s financial performance and the Bank’s earnings could grow more slowly or decline. The Bank undertakes due diligence before completing an acquisition and closely monitors integration activities and performance post acquisition.

Ability to Attract, Develop and Retain Key Executives
The Bank’s future performance depends to a large extent on the availability of qualified people and the Bank’s ability to attract, develop and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so. The Bank undergoes a human resource planning process, at least annually, that facilitates the assessment of internal leadership capabilities and potential talent needs. The Bank actively invests in the development of employees in order to better meet future talent requirements.

Currency and Interest Rates
Currency and interest rate movements in Canada, the U.S. and other jurisdictions in which the Bank does business impact the Bank’s financial position (as a result of foreign currency translation adjustments) and its future earnings. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank’s small business, commercial, and corporate clients in Canada. A change in the level of interest rates, or a prolonged low interest rate environment, affects the interest spread between the Bank’s deposits and loans and as a result impacts the Bank’s net interest income. The Bank manages non-trading currency and interest rate risk exposures in accordance with policies established by the Risk Committee through its Asset Liability Management framework, which is further discussed in the Managing Risk section of this document.

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Accounting Policies and Methods Used by the Bank
The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements, and therefore its reputation. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates and adopting new accounting standards are well controlled and occur in an appropriate and systematic manner. Significant accounting policies as well as new and amended standards under IFRS are described in Note 2 and Note 4, respectively, of our Consolidated Financial Statements.

RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD’s risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

The Bank’s Enterprise Risk Framework (ERF) reinforces TD’s risk culture, which emphasizes transparency and accountability, and supports a common understanding among stakeholders of how the Bank manages risk. The ERF addresses: (1) the nature of risks to the Bank’s strategy and operations; (2) how the Bank defines the types of risk it is exposed to; (3) risk management governance and organization; and (4) how the Bank manages risk through processes that identify and assess, measure, control, and monitor and report risk. The Bank’s risk management resources and processes are designed to both challenge and enable all its businesses to understand the risks they face and to manage them within TD’s risk appetite.

RISKS INVOLVED IN TD's BUSINESSES

TD’s Risk Inventory describes the major risk categories and related subcategories to which the Bank’s businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. TD’s major risk categories are: Strategic Risk, Credit Risk, Market Risk, Operational Risk, Insurance Risk, Liquidity Risk, Capital Adequacy Risk, Legal and Regulatory Compliance Risk, and Reputational Risk.

RISK APPETITE

TD’s RAS is the primary means used to communicate how TD views risk and determines the type and amount of risk it is willing to take to deliver on the Bank's strategy and enhance shareholder value. In defining its risk appetite, the Bank takes into account its vision, mission, strategy, guiding principles, risk philosophy, and capacity to bear risk. The guiding principles for TD’s RAS are as follows:

The Bank takes risks required to build its business, but only if those risks:

1.	Fit the business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; TD does not ‘bet the Bank’ on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.

TD considers current operating conditions and the impact of emerging risks in developing and applying its risk appetite. Adherence to enterprise risk appetite is managed and monitored across the Bank and is informed by the RAS and a broad collection of principles, policies, processes, and tools. TD's RAS describes, by major risk category, the Bank's risk principles and establishes both qualitative and quantitative measures with key indicators, thresholds, and limits, as appropriate. RAS measures consider both normal and stress scenarios and include those that can be aggregated at the enterprise level and disaggregated at the business segment level.

Risk Management is responsible for establishing practices and processes to formulate, monitor, and report on TD’s RAS measures. The function also monitors and evaluates the effectiveness of these practices and measures. RAS measures are reported regularly to senior management, the Board, and the Risk Committee; other RAS measures are tracked on an ongoing basis by management, and escalated to senior management and the Board, as required. Risk Management regularly assesses management’s performance against TD's RAS measures.

RISK CULTURE

The Bank’s risk culture embodies the “tone at the top” set by the Board, Chief Executive Officer (CEO), and Senior Executive Team (SET), which informs TD's vision, mission, guiding principles, and leadership profile. These governing objectives describe the attitudes and behaviours that the Bank seeks to foster, among its employees, in building a culture where the only risks taken are those that can be understood and managed. TD’s risk culture promotes accountability, learning from past experiences, and encourages open communication and transparency on all aspects of risk taking. TD employees are encouraged to challenge and escalate when they believe the Bank is operating outside of its risk appetite.

Ethical behaviour is a key component of TD's risk culture. TD's Code of Conduct and Ethics guides employees and Directors to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. Every TD employee and Director is expected and required to assess business decisions and actions on behalf of the organization in light of whether it is right, legal, and fair. TD’s desired risk culture is reinforced by linking compensation to management’s performance against the Bank’s risk appetite. Performance against risk appetite is a key consideration in determining compensation for executives, including adjustments to incentive awards both at the time of award and again at maturity for deferred compensation. An annual consolidated assessment of management's performance against the RAS prepared by Risk Management and reviewed by the Risk Committee is used by the Human Resources Committee as a key input into compensation decisions. All executives are individually assessed against objectives that include consideration of risk and control behaviours. This comprehensive approach allows the Bank to consider whether the actions of executive management resulted in risk and control events within their area of responsibility.

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In addition, governance, risk, and oversight functions operate independently from business segments supported by an organizational structure that provides independent oversight and objective challenge. Governance, risk, and oversight function heads, including the Chief Risk Officer (CRO), have unfettered access to respective Board Committees to raise risk, compliance, and other issues. Lastly, awareness and communication of TD’s RAS and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen TD’s risk culture by increasing the knowledge and understanding of the Bank’s expectations for risk taking.

WHO MANAGES RISK

TD’s risk governance structure emphasizes and balances strong independent oversight with clear ownership for risk control within each business segment. Under the Bank’s approach to risk governance, business segments are accountable for risks arising in their business and are responsible for identifying, assessing, and measuring the risks, as well as designing and implementing mitigating controls. Business segments also monitor and report on the ongoing effectiveness of their controls to safeguard TD from exceeding its risk appetite.

The Bank’s risk governance model includes a senior management committee structure that is designed to support transparent risk reporting and discussions. TD's overall risk and control oversight is provided by the Board and its committees (primarily the Audit and Risk Committees). The CEO and SET determine TD's long-term direction within the Bank’s risk appetite and apply it to the business segments. Risk Management, headed by the Group Head and CRO, recommends enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach. The CRO, who is also a member of the SET, has unfettered access to the Risk Committee. The Bank also employs a “three lines of defence” model to describe the role of business segments (First Line), governance, risk, and oversight functions, such as Risk Management and Legal and Regulatory Compliance functions (Second Line), and Internal Audit (Third Line) in managing risk across TD.

The Bank has a robust subsidiary governance framework to support its overall risk governance structure, including boards of directors, and committees for various subsidiary entities where appropriate. Within the U.S. Retail business segment, risk and control oversight is provided by a separate and distinct Board of Directors which includes a fully independent Board Risk Committee and Board Audit Committee. The U.S. Chief Risk Officer (U.S. CRO) has unfettered access to the Board Risk Committee.

The following section provides an overview of the key roles and responsibilities involved in risk management. The Bank’s risk governance structure is illustrated in the following figure.

RISK GOVERNANCE STRUCTURE

The Board of Directors

The Board oversees the Bank’s strategic direction, the implementation of an effective risk management culture, and the internal control framework across the enterprise. It accomplishes its risk management mandate both directly and indirectly through its four committees, primarily the Risk Committee and the Audit Committee, as well as the Human Resources and Corporate Governance Committees. On an annual basis, the Board reviews and approves TD’s RAS and related measures to ensure ongoing relevance and alignment with TD’s strategy.

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The Risk Committee

The Risk Committee is responsible for reviewing and recommending TD’s RAS for approval by the Board annually. The Risk Committee oversees the management of TD’s risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews and approves certain enterprise-wide risk management frameworks and policies that support compliance with TD’s risk appetite, and monitors the management of risks and risk trends.

The Audit Committee

The Audit Committee, in addition to overseeing financial reporting, assesses the adequacy and effectiveness of internal controls, including internal controls over financial reporting and the activities of the Bank’s Global Anti-Money Laundering (AML) group, Compliance group and Internal Audit. The Committee monitors compliance with policies in respect of ethical personal and business conduct, including the Bank’s Code of Conduct and Ethics and the Whistleblower Policy.

The Human Resources Committee

The Human Resources Committee, in addition to its other responsibilities, satisfies itself that Human Resources risks are appropriately identified, assessed, and managed in a manner consistent with the risk programs within the Bank, and with the sustainable achievement of the Bank's business objectives.

The Corporate Governance Committee

The Corporate Governance Committee, in addition to its other responsibilities, develops and where appropriate recommends to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD.

Chief Executive Officer and Senior Executive Team

The CEO and the SET develop and recommend to the Board the Bank’s long-term strategic plan and direction and also develop and recommend for Board approval TD’s risk appetite. The SET manages risk in accordance with TD’s risk appetite and considers the impact of emerging risks on the Bank’s strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO, in consultation with the CRO determines TD’s Executive Committees, which are chaired by SET members. The committees meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and associated risk activities and practices.

The ERMC, chaired by the CEO, oversees the management of major enterprise governance, risk, and control activities and promotes an integrated and effective risk management culture. The following Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:

•	ALCO – chaired by the Group Head, Insurance, Credit Cards, and Enterprise Strategy, the ALCO oversees directly and through its standing subcommittees (the Risk Capital Committee, Global Liquidity Forum (GLF), and Enterprise Investment Committee) the management of TD’s consolidated non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.
•	OROC – chaired by the CRO, the OROC oversees the identification, monitoring, and control of key risks within TD's operational risk profile.
•	Disclosure Committee – chaired by the Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer, the Disclosure Committee oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced, and compliant disclosure to regulators, shareholders, and the market.
•	RRC – chaired by the CRO, the RRC oversees the management of reputational risk within the Bank's risk appetite.

Risk Management

The Risk Management function, headed by the CRO, provides independent oversight of enterprise risk management, risk governance, and control and is responsible for establishing risk management strategy, frameworks, policies, and practices. Risk Management’s primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk management culture. Risk Management works with the business segments and other corporate oversight functions to establish policies, standards, and limits that align with TD’s risk appetite and monitors and reports on existing and emerging risks and compliance with TD’s risk appetite. The CRO is supported by a dedicated team of risk management professionals organized to oversee risks arising from each of the Bank's major risk categories. There is an established process in place for the identification and assessment of top and emerging risks. In addition, the Bank has clear procedures governing when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment has a dedicated risk management function that reports directly to a senior risk executive, who, in turn, reports to the CRO. This structure supports an appropriate level of central oversight while emphasizing accountability for risk within the business segment. Business management is responsible for recommending the business-level risk appetite and measures, which are reviewed and challenged by Risk Management, endorsed by the ERMC and approved by the CEO, to align with TD’s risk appetite and manage risk within approved risk limits.

Internal Audit

TD’s internal audit function provides independent assurance to the Board regarding the effectiveness of risk management, control, and governance processes employed to ensure compliance with TD’s risk appetite. Internal Audit reports on its evaluation to management and the Board.

Compliance

The mandate of TD’s Compliance Department is to manage compliance risk across the Bank to align with the policies established and approved by the Audit and Risk Committees. The Compliance Department is responsible for establishing risk-based programs and standards to proactively manage known and emerging compliance risk across TD. The Compliance Department provides independent oversight and delivers operational control processes to comply with applicable legislation and regulatory requirements.

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Anti-Money Laundering

The Global AML group establishes a risk-based program with standards to proactively manage known and emerging AML compliance risk across the Bank. The AML group provides independent oversight and delivers operational control processes to comply with the applicable legislation and regulatory requirements. Business segments are accountable for AML risk and are responsible for identifying and assessing the risk, measuring, designing, and implementing mitigating controls, as well as monitoring the risk.

Treasury and Balance Sheet Management

The Treasury and Balance Sheet Management (TBSM) group manages, directs, and reports on the Bank’s capital and investment positions, interest rate risk, liquidity and funding risk, and the market risks of TD’s non-trading banking activities. The Risk Management function oversees TBSM’s capital and investment activities.

Three Lines of Defence

In order to further the understanding of responsibilities for risk management, the Bank employs a “three lines of defence” model that describes the roles and responsibilities of the business segments, governance, risk and oversight functions, and Internal Audit in managing risk across the Bank. The following chart describes the respective accountabilities of each line of defence at TD.

THREE LINES OF DEFENCE
FIRST LINE	BUSINESS SEGMENT ACCOUNTABILITIES
IDENTIFY AND CONTROL

• Manage and identify risk in day-to-day activities.

• Ensure activities are within TD’s risk appetite and risk management policies.

• Design, implement, and maintain effective internal controls.

• Implement risk based approval processes for all new products, activities, processes, and systems.

• Deliver training, tools, and advice to support its accountabilities.

• Monitor and report on risk profile.

SECOND LINE	GOVERNANCE, RISK, AND OVERSIGHT FUNCTION ACCOUNTABILITIES
SET STANDARDS AND CHALLENGE

• Establish and communicate enterprise governance, risk, and control strategies and policies.

• Provide oversight and independent challenge to the First Line through review, inquiry, and discussion.

• Provide training, tools, and advice to support the First Line in carrying out its accountabilities.

• Monitor and report on compliance with risk appetite and policies.

THIRD LINE	INTERNAL AUDIT ACCOUNTABILITIES
INDEPENDENT ASSURANCE	• Verify independently that TD’s ERF is operating effectively. • Validate the effectiveness of the First and Second Lines in fulfilling their mandates and managing risk.

In support of a strong risk culture, TD applies the following principles in governing how it manages risks:

•	Enterprise-Wide in Scope – Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings to the extent they may impact TD, and all boundaries both geographic and regulatory.
•	Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight – Risk policies, monitoring, and reporting will be established and conducted independently and objectively.
•	Integrated Risk and Control Culture – Risk management disciplines will be integrated into TD’s daily routines, decision-making, and strategy.
•	Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

APPROACH TO RISK MANAGEMENT PROCESSES

TD’s comprehensive and proactive approach to risk management is comprised of four basic processes: risk identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment

Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives, aggregate risks, and emerging risks from the changing environment. The Bank’s objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risk. To that end, TD’s Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees to identify and articulate enterprise-wide risks and understand potential vulnerabilities for the Bank.

Risk Measurement

The ability to quantify risks is a key component of the Bank’s risk management process. TD’s risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines established by its regulators. Additionally, the Bank has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.

In quantifying risk, the Bank uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, PCL, peer comparisons, trending analysis, liquidity coverage, leverage ratios, capital adequacy metrics, and operational risk event notification metrics. The Bank also requires significant business segments and corporate oversight functions to assess their own key risks and internal controls annually through a structured Risk and Control Self-Assessment (RCSA) program. Internal and external risk events are monitored to assess whether the Bank’s internal controls are effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.

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Risk Control

TD’s risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits, and delegated authorities which reflect TD’s risk appetite and risk tolerances.

The Bank’s approach to risk control also includes risk and capital assessments to appropriately capture key risks in TD’s measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the ICAAP and related economic capital practices. At TD, performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

Risk Monitoring and Reporting

The Bank monitors and reports on risk levels on a regular basis against TD’s risk appetite and Risk Management reports on its risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. The ERMC, the Risk Committee, and the Board also receive annual and periodic reporting on EWST and an annual update on the Bank’s ICAAP. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board, as appropriate, for new and emerging risks or any significant changes to the Bank’s risk profile.

Enterprise-Wide Stress Testing

EWST at TD is part of the long-term strategic, financial, and capital planning exercise that is a key component of the ICAAP framework and helps validate the risk appetite of the Bank. TD’s EWST program involves the development, application, and assessment of severe, but plausible, stress scenarios on earnings, capital, and liquidity. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress scenarios are developed considering the key macroeconomic and idiosyncratic risks facing the Bank. A combination of approaches incorporating both quantitative modelling and qualitative analysis are utilized to assess the impact on the Bank's performance in stress environments. Stress testing engages senior management in each business segment, Finance, TBSM, Economics, and Risk Management. The Risk Capital Committee, which is a subcommittee of the ALCO, provides oversight of the processes and practices governing the EWST program.

As part of its 2015 program, the Bank evaluated two internally generated macroeconomic stress scenarios covering a range of severities and duration, as described below. The scenarios were constructed to cover a wide variety of risk factors meaningful to TD’s risk profile in both the North American and global economies. Stressed macroeconomic variables such as unemployment, GDP, resale home prices, and interest rates were forecasted over the stress horizon which drives the assessment of impacts. In both scenarios evaluated in the 2015 program, the Bank remained adequately capitalized with management actions. Results of the scenarios were reviewed by senior executives, incorporated in the Bank’s planning process, and presented to the Risk Committee and the Board.

Enterprise-Wide Stress Scenarios
Extreme Scenario	Severe Scenario

• The scenario emanates from a European financial crisis where solvency concerns in some countries lead to widespread capital flight. The resulting wave of corporate sector defaults at European financial institutions spills over to North American banks.

• External shocks to the Canadian economy trigger an unwinding of household imbalances. Unemployment rises sharply as home prices deteriorate significantly. Extremely low oil prices lead to a disproportionate impact on the Canadian economy.

• The severe scenario is modeled from historical recessions that have taken place in the U.S. and Canada. The recession extends four consecutive quarters followed by a modest recovery.

• Deterioration in key macroeconomic variables such as GDP, home prices, and unemployment align with historically observed recessions.

Separate from the EWST program, the Bank's U.S.-based subsidiaries complete their own capital planning and regulatory stress testing exercises. These include OCC Dodd-Frank Act Stress Testing requirements for operating banks, and the Federal Reserve Board's capital plan rule and related CCAR requirements beginning in 2016 for the holding company.

TD also employs reverse stress testing as part of a comprehensive Crisis Management Recovery Planning program to assess potential mitigating actions and contingency planning strategies. The scenario contemplates significantly stressful events that would result in TD reaching the point of non-viability in order to consider meaningful remedial actions for replenishing the Bank’s capital and liquidity position.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from the choice of sub-optimal or ineffective strategies, the improper implementation of chose strategies, choosing not to pursue certain strategies, or a lack of responsiveness to changes in the business environment. Strategies include merger and acquisition activities.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head Insurance, Credit Cards, and Enterprise Strategy is charged with developing the Bank's overall long-term and short-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing long-term and short-term strategies for their business areas (organic and through acquisitions), and for ensuring such strategies are aligned with the overall enterprise strategy and risk appetite. Each SET member is also accountable to the CEO for identifying and assessing, measuring, controlling, and monitoring and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD’s strategies and ensures that mitigating actions are taken where appropriate. The CEO, SET members, and other senior executives report to the Board on the implementation of the Bank’s strategies, identifying the risks within those strategies, and explaining how they are managed.

HOW TD MANAGES STRATEGIC RISK

The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating/financial reviews, and strategic business reviews. The Bank's annual planning process considers enterprise and individual segment long-term and short-term strategies and associated key initiatives while also establishing enterprise asset concentration limits. The process evaluates alignment between segment-level and enterprise-level strategies and risk appetite. Once the strategy is set, regular strategic business reviews conducted throughout the year ensure that alignment is maintained. The reviews include an evaluation of the strategy of each business, the overall operating environment including competitive position, performance assessment, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD’s risk appetite is reviewed by the ERMC in the normal course, as well as by the Board. Additionally, each material acquisition is assessed for its fit with the Bank's strategy and risk appetite in accordance with its Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 63

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7, Financial Instruments: Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2015 and 2014.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit, or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

The Bank's primary objective is to be methodical in its credit risk assessment so that the Bank can better understand, select, and manage its exposures to reduce significant fluctuations in earnings.

The Bank's strategy is to ensure central oversight of credit risk in each business, and reinforce a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business, but each credit risk control unit separately reports to Risk Management to ensure objectivity and accountability.

Each business segment’s credit risk control unit is responsible for its credit decisions and must comply with established policies, exposure guidelines, credit approval limits, and policy/limit exception procedures. It must also adhere to established enterprise-wide standards of credit assessment and obtain Risk Management’s approval for credit decisions beyond their discretionary authority.

Risk Management provides independent oversight of credit risk by developing policies that govern and control portfolio risks, and product-specific policies, as required.

The Risk Committee oversees the management of credit risk and annually approves major credit risk policies.

How TD ManageS Credit Risk

The Bank’s Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes, limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank’s risk appetite for credit risk.

Risk Management centrally approves all credit risk policies and credit decision-making strategies, including policy and limit exception management guidelines, as well as the discretionary limits of officers throughout the Bank for extending lines of credit.

Limits are established to monitor and control country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-wide policies.

In TD's Retail businesses, the Bank uses established underwriting guidelines (which include collateral and loan-to-value constraints) along with approved scoring techniques and standards in extending, monitoring, and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, and size of total bank relationship, as well as external data such as credit bureau information, to determine the amount of credit the Bank is prepared to extend to retail customers and to estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to ensure alignment with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls, as well as identify emerging or systemic issues and trends. Larger dollar exposures and material exceptions to policy are escalated to Retail Risk Management. Material policy exceptions are tracked and reported to monitor portfolio trends and identify potential weaknesses in underwriting guidelines and strategies. Where unfavourable trends are identified, remedial actions are taken to address those weaknesses.

The Bank's Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure it is willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank's credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, and trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. The Bank measures country risk using approved risk rating models and qualitative factors that are also used to establish country exposure limits covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of the Bank's credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend to specific industry sectors. The Bank monitors its concentration to any given industry to ensure that the loan portfolio is diversified. The Bank manages its risk using limits based on an internal risk rating score that combines TD's industry risk rating model and detailed industry analysis, and regularly reviews industry risk ratings to ensure that those ratings properly reflect the risk of the industry. The Bank assigns a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of its total wholesale and commercial exposure.

The Bank may also set limits on the amount of credit it is prepared to extend to a particular entity or group of entities, also referred to as “entity risk”. All entity risk is approved by the appropriate decision-making authority using limits based on the entity’s borrower risk rating (BRR) and, for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.

The Bank may also use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of its portfolio risk management techniques.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 64

The Basel Framework
The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. The Basel Framework sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market, and operational RWA.

Credit Risk and the Basel Framework

The Bank received approval from OSFI to use the Basel Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. The Bank uses the AIRB Approach for all material portfolios, except in the following areas:

•	TD has approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
•	TD has received temporary waivers to use the Standardized Approach for the majority of its U.S. credit portfolios and for some small credit portfolios. The Bank expects to transition the U.S. credit portfolios to the AIRB Approach in 2016 subject to regulatory approval.

To continue to qualify using the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. The Bank regularly assesses its compliance with these requirements.

Credit Risk Exposures Subject to the AIRB Approach

The AIRB Approach to credit risk is used for all material portfolios except in the areas noted in the “Credit Risk and the Basel Framework” section. Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank’s Consolidated Financial Statements. The Bank’s credit risk exposures are divided into two main portfolios, retail and non-retail.

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters: PD – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; LGD – the amount of loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of EAD – the total amount the Bank is exposed to at the time of default. By applying these risk parameters, TD can measure and monitor its credit risk to ensure it remains within pre-determined thresholds.

Retail Exposures

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types of retail exposures: residential secured (for example, individual mortgages and home equity lines of credit), qualifying revolving retail (for example, individual credit cards, unsecured lines of credit, and overdraft protection products), and other retail (for example, personal loans, including secured automobile loans, student lines of credit, and small business banking credit products).

The Bank calculates RWA for its Canadian retail exposures using the AIRB Approach. RWA for U.S. retail exposures are currently reported under the Standardized Approach. All Canadian retail parameter models (PD, EAD, and LGD) are based exclusively on the internal default and loss performance history for each of the three retail exposure sub-types. For each Canadian retail portfolio, the Bank has retained performance history on a monthly basis at an individual account level beginning in 2000; all available history, which includes the 2001 and 2008-2009 recessions in Canada, is used to ensure that the models’ output reflects an entire economic cycle.

Account-level PD, EAD, and LGD parameter models are built for each product portfolio and calibrated based on the observed account-level default and loss performance for the portfolio.

Consistent with the AIRB Approach, the Bank defines default for Canadian exposures as delinquency of 90 days or more for all retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, and as such, include direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of undrawn credit limit prior to default. PD, EAD and LGD models are calibrated using logistic and linear regression techniques. Predictive attributes in the models may include account attributes, such as loan size, interest rate, and collateral, where applicable; an account’s previous history and current status; an account’s age on books; a customer’s credit bureau attributes; and a customer’s other holdings with the Bank. For secured products such as residential mortgages, property characteristics, loan-to-value ratios, and a customer’s equity in the property, play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.

Exposures are then assigned to one of nine pre-defined PD segments based on their estimated long-run average one-year PD.

The risk discriminative and predictive power of the Bank’s retail credit models is assessed against the most recently available one-year default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation prior to implementation and on an annual basis as outlined in the Model Risk Management section of this disclosure.

Long-run PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates, and using their long-run average over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.

For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the recent 2008 to 2009 recession. For products secured by residential real estate, such as mortgages and home equity lines of credit, downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 65

The following table maps PD ranges to risk levels:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.20 18.21 to 99.99
Default	9	100.00

Non-Retail Exposures

In the non-retail portfolio, the Bank manages exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. The Bank has categorized non-retail credit risk exposures according to the following Basel counterparty types: corporate, including wholesale and commercial customers, sovereign, and bank. Under the AIRB Approach, CMHC-insured mortgages are considered sovereign risk and are therefore classified as non-retail.

The Bank evaluates credit risk for non-retail exposures by using both a BRR and facility risk rating (FRR). The Bank uses this system for all corporate, sovereign, and bank exposures. The Bank determines the risk ratings using industry and sector-specific credit risk models that are based on internal historical data for the years of 1994-2014, covering both wholesale and commercial lending experience. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.

Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management, and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and incurred but not identified allowance for credit losses. Consistent with the AIRB Approach to measure capital adequacy at a one-year risk horizon, the parameters are estimated to a twelve-month forward time horizon.

Borrower Risk Rating and PD

Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, the Bank reviews the borrower’s competitive position, financial performance, economic and industry trends, management quality, and access to funds. Under the AIRB Approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur, such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank the expected through-the-cycle PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgement, as prescribed within the Bank’s credit policies.

To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty. The calibration process for PD is a through-the-cycle approach.

TD's 21-point BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

Facility Risk Rating and LGD

The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.

Different FRR models are used based on industry and obligor size. Where an appropriate level of historical defaults is available per model, this data is used in the LGD estimation process. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgement to the quantitative LGD scale.

The AIRB Approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery, such as during an economic recession. To reflect this, average calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.

Exposure at Default

The Bank calculates non-retail EAD by first measuring the drawn amount of a facility and then adding a potential increased utilization at default from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the drawn amount plus (UGD x Committed Undrawn), where UGD is a percentage between 0% and 100%.

Given that UGD is largely driven by PD, UGD data is consolidated by BRR up to one-year prior to default. An average UGD is then calculated for each BRR along with the statistical uncertainty of the estimates.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 66

Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different than average UGD, therefore the UGDs are set at the average calibrated level, per BRR grade, plus an appropriate adjustment for statistical and model uncertainty.

Credit Risk Exposures Subject to the Standardized Approach

Currently the Standardized Approach to credit risk is used primarily for assets in the U.S. credit portfolio. The Bank is currently in the process of transitioning this portfolio to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. TD uses external credit ratings, including Moody’s and S&P to determine the appropriate risk weight for its exposures to sovereigns (governments, central banks, and certain public sector entities) and banks (regulated deposit-taking institutions, securities firms, and certain public sector entities).

The Bank applies the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%[1]
Bank	20%[1]
Residential secured	35% or 75%[2]
Other retail (including small business entities)	75%
Corporate	100%
1	The risk weight may vary according to the external risk rating.
2	35% applied when loan-to-value <=80%, 75% when loan-to-value >80%.

Lower risk weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk weight of either 100% (residential secured exposures) or 150% (all other exposures).

For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to TD. The Bank uses the Current Exposure Method to calculate the credit equivalent amount, which is defined by OSFI as the replacement cost plus an amount for potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Global Counterparty Control group within Capital Markets Risk Management is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.

The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as conduct stress tests to identify and quantify exposure to extreme events. The Bank establishes various limits, including gross notional limits, to manage business volumes and concentrations. TD regularly assesses market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Capital Markets Risk Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact the Bank's market risk and counterparty credit risk.

The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. The Bank also executes certain derivatives through a central clearing house which reduces counterparty credit risk due to the ability to net offsetting positions amongst counterparty participants that settle within clearing houses. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that the Bank uses for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures, namely general and specific. General wrong-way risk arises when the PD of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the PD of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. The Bank measures and manages specific wrong-way risk exposures in the same manner as direct loan obligations and controls them by way of approved credit facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2015, after taking into account risk mitigation strategies, TD does not have material derivative exposure to any counterparty considered higher risk as defined by the Bank’s credit policies. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated on a regular basis to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•	Risk parameter estimates – PDs, EADs, and LGDs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with the Bank’s Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank's credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, the Bank subjects its credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 67

Credit Risk Mitigation

The techniques the Bank uses to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral, and other credit risk mitigation techniques required, are based on the Bank’s own assessment of the borrower’s or counterparty’s credit quality and capacity to pay.

In the retail and commercial banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate, automobiles, and other business assets, such as accounts receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation, and to document, register, perfect, and monitor collateral.

The Bank also uses collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, the Bank secures collateral by taking possession and controlling it in a jurisdiction where it can legally enforce its collateral rights. In exceptional situations and when demanded by TD's counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian. The Bank documents all such third-party arrangements with industry standard agreements.

Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to AIRB, the Bank only recognizes irrevocable guarantees for commercial and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes the Bank uses for all counterparties for which it has credit exposure.

The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. These are computer-based tools used to estimate or validate the market value of residential real property using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. The Bank has specific risk management guidelines addressing the circumstances when they may be used, and processes to periodically validate AVMs including obtaining third party appraisals.

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as EAD, is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 48: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based Approaches[1,2]
(millions of Canadian dollars)
					As at
		October 31, 2015			October 31, 2014
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$32,897	$276,526	$309,423	$28,599	$261,063	$289,662
Qualifying revolving retail	–	63,169	63,169	–	59,316	59,316
Other retail	59,655	38,952	98,607	48,093	36,680	84,773
Total retail	92,552	378,647	471,199	76,692	357,059	433,751
Non-retail
Corporate	114,698	225,263	339,961	85,948	177,826	263,774
Sovereign	55,934	128,496	184,430	35,788	96,948	132,736
Bank	13,542	111,602	125,144	9,794	98,736	108,530
Total non-retail	184,174	465,361	649,535	131,530	373,510	505,040
Gross credit risk exposures	$276,726	$844,008	$1,120,734	$208,222	$730,569	$938,791
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.
2	Prior to 2015, amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.

Other Credit Risk Exposures

Non-trading Equity Exposures

TD's non-trading equity exposures are at a level that represents less than 5% of the Bank's combined Tier 1 and Tier 2 Capital. As a result, the Bank uses OSFI prescribed risk weights to calculate RWA on non-trading equity exposures.

Securitization Exposures

For externally rated securitization exposures, the Bank uses both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. The Bank uses ratings assigned by one or more external rating agencies, including Moody’s and S&P. The RBA also takes into account additional factors, including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool, and the seniority of the position.

The Bank uses the Internal Assessment Approach (IAA) to manage the credit risk of its exposures relating to ABCP securitizations that are not externally rated.

Under the IAA, the Bank considers all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s and S&P rating agencies. The Bank also uses loss coverage models and policies to quantify and monitor the level of risk, and facilitate its management. The Bank's IAA process includes an assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage the Bank requires for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for equivalent external ratings by asset class.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 68

All exposures are assigned an internal risk rating based on the Bank's assessment, which must be reviewed at least annually. The Bank's ratings reflect its assessment of risk of loss, consisting of the combined PD and LGD for each exposure. The ratings scale TD uses corresponds to the long-term ratings scales used by the rating agencies.

The Bank's IAA process is subject to all of the key elements and principles of the Bank's risk governance structure, and is managed in the same way as outlined in this Credit Risk section.

The Bank uses the results of the IAA in all aspects of its credit risk management, including performance tracking, control mechanisms, management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI prescribed risk weights to calculate RWA for capital purposes.

Market Risk

Trading Market Risk is the risk of loss in financial instruments on the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities, and correlations from trading activities.

Non-Trading Market Risk is the risk of loss in financial instruments, or the balance sheet or in earnings, or the risk of volatility in earnings from non-trading activities such as asset-liability management or investments, predominantly from interest rate, foreign exchange and equity risks.

The Bank is exposed to market risk in its trading and investment portfolios, as well as through its non-trading activities. In the Bank's trading and investment portfolios, it is an active participant in the market, seeking to realize returns for TD through careful management of its positions and inventories. In the Bank's non-trading activities, it is exposed to market risk through the everyday banking transactions that the Bank's customers execute with TD.

The Bank complied with the Basel III market risk requirements as at October 31, 2015, using the Internal Model Approach.

MARKET RISK LINKAGE TO THE BALANCE SHEET

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 49: MARKET RISK LINKAGE TO THE BALANCE SHEET[1]
(millions of Canadian dollars)
		As at
	October 31, 2015			October 31, 2014
							Non-trading market
	Balance	Trading	Non-trading	Balance	Trading	Non-trading	risk – primary risk
	sheet	market risk	market risk	sheet	market risk	market risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$42,483	$219	$42,264	$43,773	$377	$43,396	Interest rate
Trading loans, securities, and other	95,157	89,372	5,785	101,173	99,274	1,899	Interest rate
Derivatives	69,438	58,144	11,294	55,796	49,164	6,632	Equity, foreign exchange,
							interest rate
Financial assets designated at fair value
through profit or loss	4,378	–	4,378	4,745	–	4,745	Interest rate
Available-for-sale securities	88,782	–	88,782	63,008	–	63,008	Foreign exchange, interest rate
Held-to-maturity securities	74,450	–	74,450	56,977	–	56,977	Foreign exchange, interest rate
Securities purchased under reverse
repurchase agreements	97,364	13,201	84,163	82,556	8,154	74,402	Interest rate
Loans	547,775	–	547,775	481,937	–	481,937	Interest rate
Customers' liability under acceptances	16,646	–	16,646	13,080	–	13,080	Interest rate
Investment in TD Ameritrade	6,683	–	6,683	5,569	–	5,569	Equity
Other assets[2]	1,545	–	1,545	1,434	–	1,434	Interest rate
Assets not exposed to market risk	59,672	–	–	50,463	–	–
Total Assets	1,104,373	160,936	883,765	960,511	156,969	753,079

Liabilities subject to market risk
Trading deposits	74,759	2,231	72,528	59,334	1,793	57,541	Interest rate
Derivatives	57,218	52,752	4,466	51,209	47,483	3,726	Foreign exchange, interest rate
Securitization liabilities at fair value	10,986	10,986	–	11,198	10,190	1,008	Interest rate
Other financial liabilities designated at
fair value through profit or loss	1,415	1,402	13	3,250	3,242	8	Interest rate
Deposits	695,576	–	695,576	600,716	–	600,716	Equity, interest rate
Acceptances	16,646	–	16,646	13,080	–	13,080	Interest rate
Obligations related to securities sold short	38,803	33,594	5,209	39,465	37,247	2,218	Interest rate
Obligations related to securities sold
under repurchase agreements	67,156	12,376	54,780	53,112	8,242	44,870	Interest rate
Securitization liabilities at amortized cost	22,743	–	22,743	24,960	–	24,960	Interest rate
Subordinated notes and debentures	8,637	–	8,637	7,785	–	7,785	Interest rate
Other liabilities[2]	11,866	–	11,866	13,525	–	13,525	Interest rate
Liabilities and Equity not exposed to
market risk	98,568	–	–	82,877	–	–
Total Liabilities and Equity	$1,104,373	$113,341	$892,464	$960,511	$108,197	$769,437
1	Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments.
2	Relates to retirement benefits, insurance, and structured entity liabilities.

Market Risk in Trading Activities

The overall objective of TD’s trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. TD must take on risk in order to provide effective service in markets where its clients trade. In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth knowledge of market conditions to provide the most efficient and effective pricing and service to clients, while balancing the risks inherent in its dealing activities.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 69

Who Manages Market Risk in Trading Activities

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking, with oversight from Market Risk Control within Risk Management. The Market Risk Control Committee meets regularly to conduct a review of the market risk profile, trading results of the Bank's trading businesses as well as changes to market risk policies. The committee is chaired by the Senior Vice President, Market Risk and Model Development, and includes Wholesale Banking senior management.

There were no significant reclassifications between trading and non-trading books during the year ended October 31, 2015.

How TD ManageS Market Risk in Trading Activities

Market risk plays a key part in the assessment of any trading business strategy. The Bank launches new trading initiatives or expands existing ones only if the risk has been thoroughly assessed, and is judged to be within the Bank's risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with TD’s Risk Appetite for trading market risk.

Trading Limits

The Bank sets trading limits that are consistent with the approved business strategy for each business and its tolerance for the associated market risk, aligned to its market risk appetite. In setting limits, the Bank takes into account market volatility, market liquidity, organizational experience, and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.

The core market risk limits are based on the key risk drivers in the business and includes notional, credit spread, yield curve shift, price, and volatility limits.

Another primary measure of trading limits is VaR, which the Bank uses to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading income reported in non-interest income and the net interest income on trading positions reported in net interest income, and is reported on a TEB. For the year ending October 31, 2015, there were 23 days of trading losses and trading-related revenue was positive for 91% of the trading days, reflecting normal trading activity. Losses in the year did not exceed VaR on any trading day.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 70

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the fourth quarter of fiscal 2015, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TABLE 50: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)
	2015				2014
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$8.4	$8.0	$14.9	$3.8	$5.3	$5.8	$12.8	$3.3
Credit spread risk	7.9	7.8	11.8	4.6	4.9	6.3	8.8	3.9
Equity risk	9.8	9.0	13.5	4	5.1	3.7	9.6	1.5
Foreign exchange risk	4.9	3.8	9	1.1	1.6	2.7	5.5	0.7
Commodity risk	1.5	1.5	3.3	0.8	0.9	1.4	4	0.6
Idiosyncratic debt specific risk	12.9	15.9	22.5	12.6	13.6	15.8	20.5	12.1
Diversification effect[1]	(26.5)	(25.3)	n/m2	n/m2	(16.1)	(17.8)	n/m2	n/m2
Total Value-at-Risk (one-day)	$18.9	$20.7	$26	$15.3	$15.3	$17.9	$22.1	$14.2
Stressed Value-at-Risk (one-day)	18.3	28.8	35.1	18.3	29.3	27.8	36.1	21.1
Incremental Risk Capital Charge (one-year)	255.4	246.4	319.6	164.5	275.6	313.6	428.7	222.0
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR and Stressed VaR were relatively unchanged compared with the last quarter. Increases in equity positions drove the increase in average equity VaR year over year. Average IRC decreased by $102 million over the past year primarily due to an IRC model enhancement to improve risk measurement of own debt.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Stress Testing

The Bank’s trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events the Bank has modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, and the credit crisis of Fall 2008.

Stress tests are produced and reviewed regularly with the Market Risk Control Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

The Bank is also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in its remaining merchant banking investments. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 71

The Bank is exposed to market risk when it enters into non-trading banking transactions with its customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of TD's traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

Who is Responsible for Asset/Liability Management

TBSM measures and manages the market risks of the Bank's non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head Insurance, Credit Cards and Enterprise Strategy, and includes other senior executives. The Market Risk Control function provides independent oversight, governance, and control over these market risks. The Risk Committee periodically reviews and approves key asset/liability management and non-trading market risk policies and receives reports on compliance with approved risk limits.

How TD ManageS its Asset and Liability Positions

Non-trading interest rate risk is viewed as a non-productive risk as it has the potential to increase earnings volatility and incur loss without providing long run expected value. As a result, TBSM's mandate is to structure the asset and liability positions of the balance sheet in order to achieve a target profile that controls the impact of changes in interest rates on the Bank's net interest income and economic value that is consistent with the Bank's RAS.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. The Bank has adopted a disciplined hedging approach to manage the net interest income contribution from its asset and liability positions, including an assigned target-modeled maturity profile for non-rate sensitive assets, liabilities, and equity. Key aspects of this approach are:

•	evaluating and managing the impact of rising or falling interest rates on net interest income and economic value, and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios;
•	measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options such as mortgage commitments that are granted to customers; and
•	developing and implementing strategies to stabilize net interest income from all retail banking products.

The Bank is exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payment or maturity dates. These are called “mismatched positions”. An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion, or redemption options offered for the specific product.

TD's exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise embedded options, such as prepaying a loan or redeeming a deposit before its maturity date.

Interest rate risk exposure, after economic hedging activities, is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on the Bank. Two measures that are used are for Net Interest Income Sensitivity (NIIS) and Economic Value at Risk (EVaR). NIIS is defined as the change in net interest income over the next twelve months for an immediate and sustained 100 bps unfavourable interest rate shock. NIIS measures the extent to which the maturing and repricing asset and liability cash flows are matched over the next twelve-month period and reflects how the Bank’s net interest income will change over that period as a result of the interest rate shock. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long-term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

To the extent that interest rates are sufficiently low and it is not feasible to measure the impact of a 100 bps decline in interest rates, EVaR and NIIS exposures will be calculated by measuring the impact of a decline in interest rates where the resultant rate does not become negative.

The model used to calculate NIIS and EVaR captures the impact of changes to assumed customer behaviours, such as interest rate sensitive mortgage prepayments, but does not assume any balance sheet growth, change in business mix, product pricing philosophy, or management actions in response to changes in market conditions.

TD’s policy sets overall limits on EVaR and NIIS which are linked to capital and net interest income, respectively. These Board limits are consistent with the Bank’s enterprise risk appetite and are periodically reviewed and approved by the Risk Committee. Exposures against Board limits are routinely monitored and reported, and breaches of these Board limits, if any, are escalated to both the ALCO and the Risk Committee.

In addition to Board policy limits, book-level risk limits are set for TBSM’s management of non-trading interest rate risk by Risk Management. These book-level risk limits are set at a more granular level than Board policy limits for NIIS and EVaR, and developed to be consistent with the overall Board Market Risk policy. Breaches of these book-level risk limits, if any, are escalated to the ALCO in a timely manner.

The Bank regularly performs valuations of all asset and liability positions, as well as off-balance sheet exposures. TD's objective is to stabilize net interest income over time through disciplined asset/liability matching and hedging.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. The Bank projects future cash flows by looking at the impact of:

•	a target interest sensitivity profile for its core deposit portfolio;
•	a target investment profile on its net equity position; and
•	liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches to the extent practically possible, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose TD to a significant financial risk.

•	Rate Commitments: The Bank models its exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers’ propensity to fund, and their preference for fixed or floating rate mortgage products, is influenced by factors such as market mortgage rates, house prices, and seasonality.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 72

•	Asset Prepayment: The Bank models its exposure to written options embedded in other products, such as the right to prepay residential mortgage loans, based on analysis of customer behaviour. Econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general mortgage prepayments are also affected by non-market incentives, such as mortgage age, house prices, and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives.
•	Non-Maturity Liabilities: The Bank models its exposure to non-maturity liabilities, such as core deposits, by assessing interest rate elasticity and balance permanence using historical data and business judgement. Fluctuations of non-maturity deposits can occur because of factors such as interest rate movements, equity market movements, and changes to customer liquidity preferences.

To manage product option exposures the Bank purchases options or uses a dynamic hedging process designed to replicate the payoff of a purchased option. The Bank also models the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts.

Other market risks monitored on a regular basis include:

•	Basis Risk: The Bank is exposed to risks related to the difference in various market indices.
•	Equity Risk: The Bank is exposed to equity risk through its equity-linked guaranteed investment certificate product offering. The exposure is managed by purchasing options to replicate the equity payoff.

Interest Rate Risk

The following graph shows the Bank's interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

ALL INSTRUMENTS PORTFOLIO
Economic Value at Risk After Tax - October 31, 2015 and October 31, 2014
(millions of Canadian dollars)
$ 150
50
(50)
(150)
(250)
(350)
(450)
(550)
Change In Present Value (millions)
October 31, 2014: $(68)
October 31, 2015: $(143)
(2.0)
(1.5)
(1.0)
(0.5)
0.0
0.5
1.0
1.5
2.0
Parallel Interest Rate Shock Percentage

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2015, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $143 million (October 31, 2014 – $68 million) after tax. An immediate and sustained 100 bps decrease in Canadian interest rates and a 25 bps decrease in U.S. interest rates would have reduced the economic value of shareholders’ equity by $27 million (October 31, 2014 – $56 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 73

The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 51: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)
	October 31, 2015			October 31, 2014
	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease
Canadian dollar	$(5)	$(15)[1]	$7	$(47)
U.S. dollar	(138)	(12)[2]	(75)	(9)[2]
	$(143)	$(27)	$(68)	$(56)
1	EVaR sensitivity has been measured using a 50 bps rate decline for Canadian interest rates, corresponding to an interest rate environment that is floored at 0%.
2	EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at 0%.

For the NIIS measure (not shown on the graph), a 100 bps increase in interest rates on October 31, 2015, would have increased pre-tax net interest income by $345 million (October 31, 2014 – $438 million increase) in the next twelve months. A 100 bps decrease in interest rates on October 31, 2015, would have decreased pre-tax net interest income by $272 million (October 31, 2014 – $385 million decrease) in the next twelve months. Over the last year, the reported NIIS exposures have decreased due to a decreasing portion of permanent non-rate sensitive deposits being invested in a longer term maturity profile. This is consistent with net interest income management strategies overseen by ALCO. Reported NIIS remains consistent with the Bank’s risk appetite and within established Board limits.

The following table shows the sensitivity of net interest income (pre-tax) by currency for those currencies where the Bank has material exposure.

TABLE 52: SENSITIVITY OF PRE-TAX NET INTEREST INCOME SENSITIVITY BY CURRENCY
(millions of Canadian dollars)
	October 31, 2015		October 31, 2014
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$235	$(234)[1]	$354	$(354)
U.S. dollar	110	(38)[2]	84	(31)[2]
	$345	$(272)	$438	$(385)
1	NIIS sensitivity has been measured using a 75 bps rate decline for Canadian interest rates, corresponding to an interest rate environment that is floored at 0%.
2	NIIS sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at 0%.

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations. When the Bank's foreign currency assets are greater or less than its liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank's reported net interest income and shareholders’ equity, and also its capital ratios.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA denominated in a foreign currency. If the Canadian dollar weakens, the Canadian dollar equivalent of the Bank's RWA in a foreign currency increases, thereby increasing the Bank's capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Investment Portfolios

The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (1) to generate a targeted credit of funds to deposits in excess of lending; (2) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (3) to provide eligible securities to meet collateral requirements and cash management operations; and (4) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities, and the overall interest rate sensitivity of the Bank. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for the Bank’s own portfolio.

WHY margins on average earning assets FLUCTUATE OVER TIME

As previously noted, the objective of the Bank's approach to asset/liability management is to ensure that earnings are stable and predictable over time, regardless of cash flow mismatches and the exercise of embedded options. This approach also creates margin certainty on fixed rate loans and deposits as they are booked. Despite this approach however, the margin on average earning assets is subject to change over time for the following reasons:

•	margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin;
•	the weighted-average margin on average earning assets will shift as the mix of business changes; and/or
•	changes in the prime Bankers’ Acceptance or prime London Interbank Offered Rate basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.

The general level of interest rates will affect the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

The Bank's approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

The Bank uses simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios.

The model also includes the impact of projected product volume growth, new margin, and product mix assumptions.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 74

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems or from human activities or from external events.

Operating a complex financial institution exposes the Bank's businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury, and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm, or regulatory censure and penalties.

Operational risk is embedded in all of the Bank's business activities, including the practices for managing other risks such as credit, market, and liquidity risk. The Bank must mitigate and manage operational risk so that it can create and sustain shareholder value, successfully execute the Bank's business strategies, operate efficiently, and provide reliable, secure, and convenient access to financial services. The Bank maintains a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

Under Basel, the Bank currently uses the Standardized Approach to calculate operational risk regulatory capital. The Bank has submitted its application to OSFI to use the Basel II Advanced Measurement Approach (AMA). The AMA will more directly reflect the Bank’s operational risk environment, and operational risk regulatory capital will be measured through the use of a loss distribution approach model which incorporates internal loss events, external loss events, scenario analysis, and other adjustments.

Who Manages Operational Risk

Operational Risk Management is an independent function that designs and maintains the Bank’s overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies, and practices to identify and assess, measure, control, monitor, escalate, and report operational risk. Risk Management ensures that there is appropriate monitoring and reporting of the Bank's operational risk profile and exposures to senior management through the OROC, the ERMC, and the Risk Committee.

The Bank also maintains program groups who oversee specific enterprise wide operational risk policies. These policies govern the activities of the corporate functions responsible for the management and appropriate oversight of business continuity and crisis/incident management, supplier risk management, financial crime risk management, project change management, technology risk management, and information management.

The senior management of individual business units is responsible for the day-to-day management of operational risk following the Bank's established operational risk management policies and three lines of defence model. An independent risk management function supports each business segment and corporate area, and monitors and challenges the implementation and use of the operational risk management framework programs according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of the Bank.

How TD ManageS Operational Risk

The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes risk appetite for operational risk, limits, governance, policies, and processes. The Operational Risk Management Framework is maintained by Risk Management and supports alignment with TD’s ERF and risk appetite. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership, and effective oversight of each business unit and each corporate area’s operational risk exposures. In addition, the expectations of the Risk Committee and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal control is one of the primary methods of safeguarding the Bank's employees, customers, assets, and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that risk management and internal controls are effective, appropriate, and compliant with the Bank's policies.

Operational Risk Event Monitoring

In order to reduce the Bank's exposure to future loss, it is critical that the Bank remains aware of and responds to its own and industry operational risks. The Bank's policies and processes require that operational risk events be identified, tracked, and reported to the appropriate level of management to ensure that the Bank analyzes and manages such risks appropriately and takes suitable corrective and preventative action. The Bank also reviews, analyzes, and benchmarks TD against operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Scenario Analysis

Scenario Analysis is a systematic and repeatable process to assess the likelihood and loss impact of low frequency, high impact operational risk events (tail risk). The Bank applies this practice to meet risk measurement and risk management objectives. The process includes use of relevant external operational loss event data that is assessed considering the Bank’s operational risk profile and control structure. The program raises awareness and educates business owners regarding existing and emerging risks, which may result in the identification and implementation of risk mitigation action plans to minimize tail risk.

Risk Reporting

Risk Management, in partnership with senior management, regularly monitors risk-related measures and the risk profile throughout the Bank to report to senior business management and the Risk Committee. Operational risk measures are systematically tracked, assessed, and reported to ensure management accountability and attention are maintained over current and emerging issues.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 75

Insurance

Operational Risk Management includes oversight of the effective use of insurance aligned with the Bank’s risk management strategy and risk appetite. To provide additional protection from loss, the Bank manages a comprehensive portfolio of insurance and other risk mitigating arrangements. The insurance terms and provisions, including types and amounts of coverage in the portfolio, are continually assessed to ensure that both the Bank's tolerance for risk and, where applicable, statutory requirements are satisfied. The management process includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer elements of TD's risk to third parties where appropriate. The Bank transacts with external insurers that satisfy TD’s minimum financial rating requirements.

Technology, Information and Cyber Security

Virtually all aspects of the Bank's business and operations use technology and information to create and support new markets, competitive products and delivery channels, and other business developments. The Bank needs to manage risks associated with inadequacies, improper operation, or unauthorized access of the Bank’s technology, infrastructure, systems, information, or data. To achieve this, the Bank actively monitors, manages, and continues to enhance its ability to mitigate technology and information security risks through enterprise-wide programs using industry best practices and the Bank's operational risk management framework. These programs include robust threat and vulnerability assessments and responses, enhanced resiliency planning and testing, as well as disciplined change management practices.

Business Continuity and Crisis/Incident Management

During incidents that could disrupt the Bank's business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. The Bank's robust enterprise-wide business continuity management program leverages a multi-tiered, global crisis/incident management governance structure to ensure effective oversight, ownership, and management of crises and incidents affecting the Bank. All areas of the Bank are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Supplier Management

A third party supplier/vendor is an entity that supplies a particular product or service to or on behalf of the Bank. The benefits of leveraging third parties include access to leading technology, specialized expertise, economies of scale, and operational efficiencies. While these relationships bring benefits to the Bank's businesses and customers, the Bank also needs to manage and minimize any risks related to the activity. The Bank does this through an enterprise-level third-party risk management program that guides third-party activities throughout the life cycles of the arrangements and ensures the level of risk management and senior management oversight is appropriate to the size, risk, and importance of the third-party arrangement.

Project Management

The Bank has established a disciplined approach to project management across the enterprise coordinated by the Bank's Enterprise Project Management Office. This approach involves senior management governance and oversight of the Bank’s project portfolio and leverages leading industry practices to guide TD’s use of standardized project management methodology, defined project management accountabilities and capabilities, and project portfolio reporting and management tools to support successful project delivery.

Financial Crime and Fraud Management

Detecting fraud and other forms of financial crime is very important to the Bank. To do this, TD’s Financial Crime and Fraud Management Group leads the development and implementation of enterprise-wide financial crime and fraud management strategies, policies, and practices. TD employs advanced fraud analytics capabilities to strengthen the Bank’s defences and enhance governance, oversight, and collaboration across the enterprise to protect customers, shareholders, and employees from increasingly sophisticated financial crimes and fraud.

Excluding those events involving litigation, the Bank did not experience any material single operational risk loss event in 2015. Refer to Note 28 of the 2015 Consolidated Financial Statements for further information on material legal or regulatory actions.

Model Risk Management

TD defines Model Risk as the potential for adverse consequences arising from decisions based on incorrect or misused models and their outputs, either from individual models, or in aggregate. This may lead to financial loss, incorrect business and strategic decisions, or reputational risk.

The Bank manages this risk in accordance with management approved model risk policies and supervisory guidance which encompass the life cycle of a model, including proof of concept, development, validation, implementation, usage, and ongoing model performance monitoring. The Bank's model risk management framework captures key processes that may be partially or wholly qualitative, or based on expert judgment.

Business segments identify the need for a new model or process and are responsible for model development and documentation according to the Bank's policies and standards. During model development, controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching the materiality and complexity of the model. Once models are implemented, business owners are responsible for ongoing performance monitoring and usage in accordance with the Bank’s model risk policy. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank’s policies.

Model Risk Management and Model Validation provide oversight, maintain a centralized inventory of all models as defined in the Bank’s model risk policy, validate and approve new and existing models on a pre-determined schedule depending on regulatory requirements and materiality, and monitor model performance. The validation process varies in rigour, depending on the model type and use, but at a minimum contains a detailed determination of:

•	the conceptual soundness of model methodologies and underlying quantitative and qualitative assumptions;
•	the risk associated with a model based on complexity and materiality;
•	the sensitivity of a model to model assumptions and changes in data inputs including stress testing; and
•	the limitations of a model and the compensating risk mitigation mechanisms in place to address the limitations.

When appropriate, validation includes a benchmarking exercise which may include the building of an independent model based on a similar or alternative validation approach. The results of the benchmark model are compared to the model being assessed to validate the appropriateness of the model’s methodology and its use.

At the conclusion of the validation process, a model will either be approved for use or will be rejected and require redevelopment or other courses of action. Models or processes identified as obsolete or no longer appropriate for use through changes in industry practice, the business environment, or Bank strategies are subject to decommissioning.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 76

Insurance Risk

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size, and/or frequency of claims (for example, driven by non-life premium risk, non-life reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is engaged in insurance businesses relating to property and casualty insurance and, life and health insurance and reinsurance, through various subsidiaries; it is through these businesses that the Bank is exposed to insurance risk.

Who Manages Insurance Risk

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the CRO for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own Boards of Directors who provide additional risk management oversight.

How TD ManageS Insurance Risk

The Bank’s risk governance practices ensure strong independent oversight and control of risk within the insurance business. The Risk Committee for the insurance business provides critical oversight of the risk management activities within the business and monitors compliance with insurance risk policies. The Bank's Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes, as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank's risk appetite for insurance risk.

The assessment of reserves for claim liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future claim payments. As such, the Bank regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim liabilities are governed by the Bank’s general insurance reserving policy.

Sound product design is an essential element of managing risk. The Bank's exposure to insurance risk is generally short-term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles, as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns, and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained.

There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentration is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration of insurance risk is also mitigated through the purchase of reinsurance. The insurance business' reinsurance programs are governed by catastrophe and reinsurance risk management policies.

Strategies are in place to manage the risk to the Bank's reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 77

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations without, in a timely manner, raising funding at unfavourable rates or selling assets at distressed prices. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines that took effect in January 2015. Under the LAR guidelines, Canadian banks were required to comply fully with the 100% Liquidity Coverage Ratio (LCR) limit beginning in January 2015. The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding, and having a ready access to wholesale funding markets across diversified terms, channels, and currencies so as to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that best ensures low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

Liquidity Risk Management Responsibility

The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from TBSM, Risk Management, Finance, Wholesale Banking, and representatives from foreign operations, identifies and monitors TD's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board frequently reviews reporting of the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework and Policies annually.

The following treasury areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:

•	Liquidity and Funding Management (LFM) in TBSM is responsible for maintaining the liquidity risk management policy and asset pledging policy, along with associated limits, standards, and processes to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank's operations. TBSM LFM also manages and reports the combined Canadian Retail (including domestic wealth businesses), Corporate segment, and Wholesale Banking liquidity positions.
•	U.S. TBSM is responsible for managing the liquidity position for U.S. Retail operations.
•	Other regional treasury-related operations, including those within TD's insurance, foreign branches, and/or subsidiaries are responsible for managing their liquidity risk and positions in compliance with their own policies, local regulatory requirements and, as applicable, consistent with the enterprise policy.

How TD ManageS Liquidity Risk

The Bank's overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect TD's access to funding. The Bank does not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held for a rolling 90-day period, the Bank has developed an internal view for managing liquidity that uses an assumed “Severe Combined Stress” scenario. The Severe Combined Stress scenario models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets, specifically with respect to a lack of confidence in TD's ability to meet obligations as they come due. The Bank also assumes loss of access to all forms of external unsecured funding during the 90-day period.

In addition to this Bank-specific event, the Severe Combined Stress scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of funding for all institutions, a significant increase in the Bank's cost of funds, and a significant decrease in the marketability of assets. The Bank also calculates “required liquidity” for this scenario related to the following conditions:

•	100% of all maturing unsecured wholesale and secured funding coming due;
•	accelerated attrition or “run-off” of retail deposit balances;
•	increased utilization of available credit facilities to personal, commercial, and corporate lending customers;
•	increased collateral requirements associated with downgrades in TD’s credit rating and adverse movement in reference rates for all derivative contracts; and
•	coverage of maturities related to the bankers’ acceptances the Bank issues on behalf of clients and short-term revolving ABCP.

The Bank also manages its liquidity to comply with the regulatory liquidity metrics in the OSFI LAR (LCR and the Net Cumulative Cash Flow (NCCF) monitoring tool). The LCR requires that banks maintain a minimum liquidity coverage of 100% over a 30-day stress period. TD’s liquidity policy stipulates that the Bank must maintain sufficient “available liquidity” to cover “required liquidity” at all times throughout the Severe Combined Stress scenario subject to buffers over the regulatory minimums. As a result, the Bank's liquidity is managed to the higher of TD's 90-day surplus requirement and the target buffers over the regulatory minimums.

The Funds Transfer Pricing process in TBSM considers liquidity risk as a key determinant of the cost or credit of funds provided to loans and deposits, respectively. Liquidity costs applied to loans are determined based on the appropriate term funding profile, while deposits are assessed based on the required liquidity reserves and balance stability. Additional liquidity costs are also applied to other contingent commitments like undrawn lines of credit provided to customers.

The unencumbered liquid assets TD includes as available liquidity in the 90-day measurement period under its internal framework must be currently marketable, of sufficient credit quality, and readily convertible into cash through sale or pledging. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects the reduction in current market value of its liquid asset portfolio to be low given the underlying high credit quality and demonstrated liquidity.

TD has access to the Bank of Canada’s Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing liquidity positions.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 78

Liquid assets that TD considers when determining the Bank’s available liquidity are summarized in the following table, which does not include assets held within the Bank’s insurance businesses, as these assets are dedicated to cover insurance liabilities and are not considered available to meet the Bank’s general liquidity requirements.

TABLE 53: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)
		As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		October 31, 2015
Cash and due from banks	$2.9	$–	$2.9	1%	$0.2	$2.7
Canadian government obligations	17.6	29.0	46.6	11	19.6	27.0
NHA MBS	38.5	0.5	39.0	9	3.3	35.7
Provincial government obligations	9.3	6.8	16.1	4	7.0	9.1
Corporate issuer obligations	5.3	4.1	9.4	2	1.5	7.9
Equities	15.3	3.5	18.8	5	7.2	11.6
Other marketable securities and/or loans	3.5	1.2	4.7	1	0.7	4.0
Total Canadian dollar-denominated	92.4	45.1	137.5	33	39.5	98.0
Cash and due from banks	36.8	–	36.8	9	1.2	35.6
U.S. government obligations	13.0	28.7	41.7	10	28.7	13.0
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.3	5.8	37.1	9	14.4	22.7
Other sovereign obligations	43.0	35.5	78.5	19	21.8	56.7
Corporate issuer obligations	55.5	0.9	56.4	13	4.3	52.1
Equities	5.9	3.1	9.0	2	1.3	7.7
Other marketable securities and/or loans	6.6	14.2	20.8	5	12.4	8.4
Total non-Canadian dollar-denominated	192.1	88.2	280.3	67	84.1	196.2
Total	$284.5	$133.3	$417.8	100%	$123.6	$294.2

		October 31, 2014
Cash and due from banks	$0.1	$–	$0.1	–%	$–	$0.1
Canadian government obligations	10.0	27.2	37.2	10	21.0	16.2
NHA MBS	39.4	1.0	40.4	11	2.1	38.3
Provincial government obligations	6.9	5.2	12.1	4	6.7	5.4
Corporate issuer obligations	8.3	3.4	11.7	3	0.2	11.5
Equities	22.7	3.8	26.5	7	6.2	20.3
Other marketable securities and/or loans	2.4	0.9	3.3	1	0.8	2.5
Total Canadian dollar-denominated	89.8	41.5	131.3	36	37.0	94.3
Cash and due from banks	39.8	–	39.8	11	1.1	38.7
U.S. government obligations	–	24.8	24.8	7	23.6	1.2
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.2	5.6	36.8	10	13.1	23.7
Other sovereign obligations	23.3	28.7	52.0	14	10.5	41.5
Corporate issuer obligations	54.5	10.8	65.3	18	13.8	51.5
Equities	9.7	2.6	12.3	3	1.7	10.6
Other marketable securities and/or loans	4.2	0.1	4.3	1	–	4.3
Total non-Canadian dollar-denominated	162.7	72.6	235.3	64	63.8	171.5
Total	$252.5	$114.1	$366.6	100%	$100.8	$265.8
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table. The increase of $28.4 billion in total unencumbered liquid assets from the previous year was mainly due to the impact of foreign currency translation and growth in deposits.

TABLE 54: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)
		As at
	October 31	October 31
	2015	2014
The Toronto-Dominion Bank (Parent)	$91.4	$89.4
Bank subsidiaries	175.2	150.2
Foreign branches	27.6	26.2
Total	$294.2	$265.8
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 79

The Bank’s monthly average liquid assets for the years ended October 31 are summarized in the following table.

TABLE 55: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)
		Average for the years ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		October 31, 2015
Cash and due from banks	$2.7	$–	$2.7	1%	$0.4	$2.3
Canadian government obligations	18.6	32.2	50.8	12	20.1	30.7
NHA MBS	38.1	0.5	38.6	9	3.5	35.1
Provincial government obligations	8.8	7.6	16.4	4	7.5	8.9
Corporate issuer obligations	7.8	4.2	12.0	3	1.7	10.3
Equities	16.0	3.2	19.2	4	6.5	12.7
Other marketable securities and/or loans	4.0	1.0	5.0	1	0.6	4.4
Total Canadian dollar-denominated	96.0	48.7	144.7	34	40.3	104.4
Cash and due from banks	38.3	–	38.3	9	1.2	37.1
U.S. government obligations	13.6	29.0	42.6	10	30.2	12.4
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	32.2	7.9	40.1	9	15.9	24.2
Other sovereign obligations	43.9	37.9	81.8	19	21.9	59.9
Corporate issuer obligations	56.6	9.4	66.0	15	11.7	54.3
Equities	6.1	3.0	9.1	2	1.0	8.1
Other marketable securities and/or loans	5.4	5.4	10.8	2	4.2	6.6
Total non-Canadian dollar-denominated	196.1	92.6	288.7	66	86.1	202.6
Total	$292.1	$141.3	$433.4	100%	$126.4	$307.0

		October 31, 2014
Cash and due from banks	$0.3	$–	$0.3	–%	$–	$0.3
Canadian government obligations	10.2	30.0	40.2	11	23.3	16.9
NHA MBS	40.0	0.7	40.7	11	4.7	36.0
Provincial government obligations	5.4	5.5	10.9	3	6.0	4.9
Corporate issuer obligations	9.6	3.4	13.0	4	0.7	12.3
Equities	23.3	3.8	27.1	8	5.0	22.1
Other marketable securities and/or loans	2.1	1.0	3.1	1	0.9	2.2
Total Canadian dollar-denominated	90.9	44.4	135.3	38	40.6	94.7
Cash and due from banks	33.8	–	33.8	9	0.8	33.0
U.S. government obligations	1.0	30.5	31.5	9	30.5	1.0
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	28.8	5.0	33.8	9	10.0	23.8
Other sovereign obligations	24.5	23.8	48.3	14	6.6	41.7
Corporate issuer obligations	49.5	4.7	54.2	15	8.5	45.7
Equities	8.8	2.8	11.6	3	1.8	9.8
Other marketable securities and/or loans	5.4	3.6	9.0	3	3.2	5.8
Total non-Canadian dollar-denominated	151.8	70.4	222.2	62	61.4	160.8
Total	$242.7	$114.8	$357.5	100%	$102.0	$255.5
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 56: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)
	Average for the years ended
	October 31, 2015	October 31, 2014
The Toronto-Dominion Bank (Parent)	$100.8	$71.1
Bank subsidiaries	180.6	149.5
Foreign branches	25.6	34.9
Total	$307.0	$255.5
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 80

The Bank does not consolidate the surplus liquidity of U.S. Retail with the positions of other entities due to investment restrictions imposed by the U.S. Federal Reserve Board on funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in insurance business subsidiaries are also excluded in the enterprise liquidity position calculation due to regulatory investment restrictions.

In addition to the “Severe Combined Stress” scenario, TD also performs stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans in place at the enterprise level (“Enterprise CFP”) and for subsidiaries operating in both domestic and foreign jurisdictions (“Regional CFP”). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency stages based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate to each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

Credit ratings are important to TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, reduce access to capital markets, and could also affect the Bank's ability to enter into routine derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 57: CREDIT RATINGS[1]
As at
October 31, 2015
Rating agency	Short-term debt rating	Senior long-term debt rating	Outlook
Moody’s	P-1	Aa1	Negative
S&P	A-1+	AA-	Negative
DBRS	R-1 (high)	AA	Negative
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. Severe downgrades could have an impact on liquidity requirements by necessitating the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral that could have been called at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 58: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)
	Average for the years ended
	October 31, 2015	October 31, 2014
One-notch downgrade	$0.2	$0.3
Two-notch downgrade	0.3	0.3
Three-notch downgrade	0.4	0.6

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 81

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets is presented in the following table.

TABLE 59: ENCUMBERED AND UNENCUMBERED ASSETS[1]
(billions of Canadian dollars, except as noted)						As at
						October 31, 2015
	Encumbered[2]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[3]	Other[4]	collateral[5]	Other[6]	assets	of total assets
Cash and due from banks	$–	$–	$–	$3.2	$3.2	–%
Interest-bearing deposits with banks	2.3	2.7	29.5	8.0	42.5	0.5
Securities, trading loans, and other[7]	60.8	10.5	168.9	22.6	262.8	6.4
Derivatives	–	–	–	69.4	69.4	–
Securities purchased under reverse
repurchase agreements[8]	–	–	–	97.4	97.4	–
Loans, net of allowance for loan losses	20.4	46.2	81.6	396.1	544.3	6.0
Customers’ liability under acceptances	–	–	–	16.6	16.6	–
Investment in TD Ameritrade	–	–	–	6.7	6.7	–
Goodwill	–	–	–	16.3	16.3	–
Other intangibles	–	–	–	2.7	2.7	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5.3	5.3	–
Deferred tax assets	–	–	–	1.9	1.9	–
Other assets[9]	–	–	–	35.3	35.3	–
Total on-balance sheet assets	$83.5	$59.4	$280.0	$681.5	$1,104.4	12.9%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	78.9	–	29.5	(97.4)
Securities borrowing and collateral received	18.3	–	7.5	0.5
Margin loans and other client activity	1.9	–	14.0	(7.9)
Total off-balance sheet items	99.1	–	51.0	(104.8)
Total	$182.6	$59.4	$331.0	$576.7

					October 31, 2014
Total on-balance sheet assets	$72.7	$60.5	$257.9	$569.4	$960.5	13.9%
Total off-balance sheet items	84.4	–	47.1	(89.4)
Total	$157.1	$60.5	$305.0	$480.0
1	Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments. Certain other comparative amounts have also been restated to conform with the presentation adopted in the current period.
2	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, it is assumed for the purpose of this disclosure that the on-balance sheet holding is encumbered ahead of the off-balance sheet holding.
3	Represents assets that have been posted externally to support the Bank’s liabilities and day-to-day operations including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4	Assets supporting TD’s funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
6	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, CMHC insured mortgages that can be securitized into NHA MBS).
7	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
8	Assets reported in Securities purchased under reverse repurchase agreements represent the value of these transactions and not the value of the collateral received.
9	Other assets include amounts receivable from brokers, dealers, and clients.
10	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 82

LIQUIDITY COVERAGE RATIO

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The LCR is calculated as the ratio of the stock of unencumbered high quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event. The stress event incorporates a number of idiosyncratic and market-wide shocks, including deposit run-offs, partial loss of wholesale funding, additional collateral requirements due to credit rating downgrades and market volatility, sudden increases in the drawdown of unused lines provided to the Bank's clients, and other obligations the Bank expects to honour during stress to mitigate reputational risk. HQLA eligible for the LCR calculation under the OSFI LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities. In calculating the LCR, HQLA haircuts, deposit run-off rates, and other outflow and inflow rates are prescribed by the OSFI LAR guideline.

The following table summarizes the Bank's regulatory average monthly LCR position for the fourth quarter of 2015, calculated in accordance with OSFI's LAR guideline.

TABLE 60: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(billions of Canadian dollars, except as noted)	Average for the three months ended
	October 31, 2015
	Total unweighted		Total weighted
	value (average)[2]		value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$	n/a	$179.1

Cash outflows
Retail deposits and deposits from small business customers, of which:		$367.1	$25.6
Stable deposits[4]		157.9	4.7
Less stable deposits		209.2	20.9
Unsecured wholesale funding, of which:		195.9	93.6
Operational deposits (all counterparties) and deposits in networks of cooperative banks[5]		85.4	19.8
Non-operational deposits (all counterparties)		77.4	40.7
Unsecured debt		33.1	33.1
Secured wholesale funding		n/a	5.9
Additional requirements, of which:		136.5	32.6
Outflows related to derivative exposures and other collateral requirements		20.8	5.9
Outflows related to loss of funding on debt products		6.8	6.8
Credit and liquidity facilities		108.9	19.9
Other contractual funding obligations		11.7	7.4
Other contingent funding obligations[6]		487.5	6.8
Total cash outflows	$	n/a	$171.9

Cash inflows
Secured lending		$97.7	$14.9
Inflows from fully performing exposures		10.8	6.1
Other cash inflows		8.8	8.8
Total cash inflows		$117.3	$29.8

		Average for the three months ended
		October 31, 2015	July 31, 2015
		Total adjusted	Total adjusted
		value	value
Total high-quality liquid assets[7]		$179.1	$166.1
Total net cash outflows[8]		142.1	134.8
Liquidity coverage ratio[9]		126%	123%
1	The average is comprised of the three month ends that are in the fiscal quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
4	As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts, or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
5	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
6	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
7	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
8	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR (inflows are capped at 75% of outflows).
9	The LCR percentage is calculated as the simple average of the three month-end LCR percentages.

The Bank’s average LCR of 126% for quarter ended October 31, 2015, continues to meet the regulatory requirement. The 3% increase over prior quarter LCR was mainly due to the impact of pre-funding activity, favourable change in HQLA asset mix, and deposit growth.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended October 31, 2015, was $179.1 billion (July 31, 2015 – 166.1 billion), with level 1 assets representing 80%. The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 83

We manage our LCR position with a target minimum that reflects management's liquidity risk tolerances. As described in the section “How TD Manages Liquidity Risk”, we manage our HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements through LCR and NCCF. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements. Therefore, changes to the amount of HQLA TD holds should be considered as part of TD's normal business activities instead of any indication of change in the Bank's risk appetite, unless otherwise stated.

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires, among other things, assets be funded to the appropriate term or stressed trading market depth.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, domestic wealth, and TD Ameritrade sweep deposits (collectively, “P&C deposits”) that make up over 70% of total funding excluding securitization.

The increase of $57.5 billion in deposits raised through personal and commercial banking channels in U.S. Retail from October 31, 2014, to October 31, 2015, was largely due to the impact of foreign exchange translation.

TABLE 61: SUMMARY OF DEPOSIT FUNDING
(billions of Canadian dollars)	As at
	October 31, 2015	October 31, 2014
P&C deposits – Canadian Retail	$293.3	$273.2
P&C deposits – U.S. Retail	284.7	227.1
Other deposits	1.6	1.1
Total	$579.6	$501.4

The Bank actively maintains various external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank's wholesale funding is diversified by geography, by currency, and by funding channel. The Bank also utilizes certificates of deposit and commercial paper as short term (1 year and less) funding.

The following table summarizes by geography the term programs, with the related program size.

Canada	United States	Europe/Australia
Capital Securities Program ($10 billion)	U.S. SEC (F-10) Registered Capital Securities Program (US$5 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion)
Genesis Trust II Asset-Backed Securities Program ($7 billion)	U.S. SEC (F-10) Registered Senior Medium Term Notes Program (US$20 billion)	UKLA Registered European Medium Term Note Program (US$20 billion)
Senior Medium Term Linked Notes Program ($2 billion)	U.S. SEC (F-3) Registered Linked Notes Program (US$2 billion)	Australian Debt Issuance Programme (A$5 billion)

TD continuously evaluates opportunities to diversify its funding into new markets and potential investor segments against relative issuance costs. Through this diversification, the Bank aims to maximize funding flexibility and minimize funding concentrations and dependency. As presented in the following charts, TD's long-term debt profile is well diversified by currency as well as by type of long-term funding product.

BY CURRENCY	BY TYPE

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 84

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. The following table represents the various sources of funding obtained as at October 31, 2015, and October 31, 2014.

TABLE 62: WHOLESALE FUNDING
(millions of Canadian dollars)
	As at
						October 31		October 31
							2015	2014
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$5,984	$1,846	$1,701	$371	$–	$–	$9,902	$10,491
Bearer deposit note	1,142	88	83	365	–	–	1,678	716
Certificates of deposit	9,911	14,562	26,115	15,021	342	95	66,046	69,381
Commercial paper	3,424	5,628	4,143	2,109	–	–	15,304	8,144
Asset backed commercial paper[2]	–	–	–	–	–	–	–	3,099
Covered bonds	–	–	–	3,930	3,919	15,870	23,719	16,511
Mortgage securitization	24	1,454	1,393	3,803	6,037	21,018	33,729	36,158
Senior unsecured medium term notes	2,146	199	1,278	12,676	8,601	28,756	53,656	41,268
Subordinated notes and debentures[3]	–	–	–	–	–	8,637	8,637	7,785
Term asset backed securitization	–	–	–	–	900	2,500	3,400	1,953
Other[4]	572	747	50	224	1	19	1,613	3,720
Total	$23,203	$24,524	$34,763	$38,499	$19,800	$76,895	$217,684	$199,226

Of which:
Secured	$24	$1,455	$1,393	$7,735	$10,857	$39,407	$60,871	$57,721
Unsecured	23,179	23,069	33,370	30,764	8,943	37,488	156,813	141,505
Total	$23,203	$24,524	$34,763	$38,499	$19,800	$76,895	$217,684	$199,226
1	Includes fixed-term deposits with banks.
2	Represents ABCP issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions (unsecured).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total 2015 mortgage-backed securities issuance was $2.1 billion (2014 – $3.8 billion), and other real-estate secured issuance using asset-backed securities was $1.6 billion (2014 – $1 billion). The Bank also issued $14.8 billion of unsecured medium-term notes (2014 – $17.4 billion) and $6.5 billion of covered bonds (2014 – $8.6 billion), in various currencies and markets during the year ended October 31, 2015. This includes unsecured medium-term notes and covered bonds issued but settling subsequent to year end.

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On August 1, 2014, the Department of Finance released a public consultation paper (the “Bail-in Consultation”) regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as “bail-in”) which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs, which includes TD. The regime is aimed at reducing the likelihood of failure of systemically important banks and providing authorities with the means to restore a bank to viability in the unlikely event that a bank should fail, without disrupting the financial system or economy and without using taxpayer funds. When the regime is in place, it will allow for the expedient conversion of certain bank liabilities into regulatory capital when OSFI has determined that a bank has become or is about to become non-viable. It is proposed in the Bail-in Consultation that the conversion power only apply to long-term senior debt that is issued, originated, or renegotiated after an implementation date determined by the Government of Canada (GoC). The GoC has also proposed that in order to have sufficient loss absorbing capacity that D-SIBs be subject to a higher loss absorbency requirement of between 17% to 23% of RWA, which can be met through the sum of regulatory capital (for example, common equity and NVCC instruments) and long-term senior debt. On April 21, 2015, in its 2015 federal budget, the Canadian Federal Government confirmed its intention to implement the bail-in regime. The summary of the proposed bail-in legislation was in line with the proposals in the Bail-in Consultation paper and no implementation timeline has been provided.

In June 2015, the BCBS released the final requirements for the “Net Stable Funding Ratio Disclosure Standards”. The standard defines a common public disclosure framework for the NSFR calculated in accordance to the guidelines published by BCBS in October 2014. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. The NSFR and its public disclosure requirement are expected to become minimum standards by January 2018.

On September 30, 2015, the Bank of Canada finalized changes to its framework for financial market operations and emergency lending policies with immediate effective date. The reforms are designed to lower the risk profile of core financial institutions (FI) and increase the resilience of funding and market liquidity in times of market stress. With its financial market operations, the central bank refined its operational parameters for overnight repo (including reverse-repo) programs and securities lending program, reduced its purchases at primary auctions of nominal GoC bonds, and introduced a regular program of term repo operations as well as a Contingent Term Repo Facility that will be activated at its discretion under severe market-wide liquidity stress. In addition, the Bank of Canada made changes to the manner in which it addresses liquidity issues at individual institutions by expanding the role of Emergency Lending Assistance (ELA) in effective recovery and resolution of FIs provided the FI satisfies the requirement of a credible recovery and resolution framework be in place. An updated ELA policy statement reflecting these changes will be published later this year.

On November 9, 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity (TLAC) standard for G-SIBs. The TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available for bail-in within resolution at G-SIBs. Separately and on the same day, the Basel Committee on Banking Supervision released a consultative document on TLAC holdings, setting out its proposed prudential treatment of banks' investments in TLAC. It is applicable to all banks subject to the Basel Committee's standards, including both G-SIBs and non G-SIBs. Comments on the consultative document are due by February 12, 2016.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 85

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s asset/liability matching or exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 86

TABLE 63: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)									As at
								October 31, 2015
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,154	$–	$–	$–	$–	$–	$–	$–	$–	$3,154
Interest-bearing deposits with banks	21,471	420	529	154	53	–	–	–	19,856	42,483
Trading loans, securities, and other[1]	1,955	3,957	3,327	3,524	4,587	9,410	15,426	17,958	35,013	95,157
Derivatives	2,845	4,661	2,906	3,443	3,315	10,102	22,291	19,875	–	69,438
Financial assets designated at fair value through
profit or loss	195	488	535	205	285	552	770	1,171	177	4,378
Available-for-sale securities	268	1,763	1,899	1,299	1,249	4,556	33,196	42,580	1,972	88,782
Held-to-maturity securities	170	966	1,779	1,930	1,896	6,952	35,744	25,013	–	74,450
Securities purchased under reverse repurchase
agreements	57,371	21,490	14,315	3,002	1,083	95	8	–	–	97,364
Loans
Residential mortgages	1,301	2,418	12,045	11,703	11,579	30,751	111,105	31,471	–	212,373
Consumer instalment and other personal	970	2,127	4,263	3,529	3,702	7,450	32,885	18,732	61,813	135,471
Credit card	–	–	–	–	–	–	–	–	30,215	30,215
Business and government	18,755	4,682	7,030	6,699	4,132	11,578	49,473	52,845	12,335	167,529
Debt securities classified as loans	1	5	94	43	–	120	243	1,681	–	2,187
Total loans	21,027	9,232	23,432	21,974	19,413	49,899	193,706	104,729	104,363	547,775
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,434)	(3,434)
Loans, net of allowance for loan losses	21,027	9,232	23,432	21,974	19,413	49,899	193,706	104,729	100,929	544,341
Customers’ liability under acceptances	13,889	2,380	337	40	–	–	–	–	–	16,646
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,683	6,683
Goodwill[2]	–	–	–	–	–	–	–	–	16,337	16,337
Other intangibles[2]	–	–	–	–	–	–	–	–	2,671	2,671
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,314	5,314
Deferred tax assets	–	–	–	–	–	–	–	–	1,931	1,931
Amounts receivable from brokers, dealers, and clients	21,996	–	–	–	–	–	–	–	–	21,996
Other assets	2,356	539	1,468	85	120	93	140	82	8,365	13,248
Total assets	$146,697	$45,896	$50,527	$35,656	$32,001	$81,659	$301,281	$211,408	$199,248	$1,104,373
Liabilities
Trading deposits	$12,654	$16,457	$27,238	$11,751	$4,308	$360	$1,202	$789	$–	$74,759
Derivatives	2,629	4,462	2,599	2,720	2,343	7,520	17,294	17,651	–	57,218
Securitization liabilities at fair value	–	471	27	285	–	1,933	5,033	3,237	–	10,986
Other financial liabilities designated at fair value through
profit or loss	190	204	284	337	224	176	–	–	–	1,415
Deposits[3,4]
Personal	4,580	6,736	7,075	5,252	4,896	9,333	12,353	190	345,403	395,818
Banks	6,118	2,782	774	173	211	1	6	13	7,002	17,080
Business and government	15,815	10,600	6,622	5,813	13,950	13,265	37,896	10,266	168,451	282,678
Total deposits	26,513	20,118	14,471	11,238	19,057	22,599	50,255	10,469	520,856	695,576
Acceptances	13,889	2,380	337	40	–	–	–	–	–	16,646
Obligations related to securities sold short[1]	942	1,631	2,017	1,917	417	3,113	9,583	10,904	8,279	38,803
Obligations related to securities sold under repurchase
agreements	54,621	7,884	2,499	1,427	424	225	76	–	–	67,156
Securitization liabilities at amortized cost	24	983	1,366	1,547	1,971	4,104	10,013	2,735	–	22,743
Amounts payable to brokers, dealers, and clients	22,664	–	–	–	–	–	–	–	–	22,664
Insurance-related liabilities	127	170	257	352	330	829	1,728	1,054	1,672	6,519
Other liabilities[5]	1,356	2,243	682	286	170	1,261	3,215	101	4,909	14,223
Subordinated notes and debentures	–	–	–	–	–	–	–	8,637	–	8,637
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	67,028	67,028
Total liabilities and equity	$135,609	$57,003	$51,777	$31,900	$29,244	$42,120	$98,399	$55,577	$602,744	$1,104,373
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$77	$155	$231	$228	$227	$874	$2,183	$4,091	$–	$8,066
Network service agreements	2	3	5	5	–	–	–	–	–	15
Automated teller machines	9	19	28	29	30	21	35	–	–	171
Contact center technology	3	5	8	8	8	32	29	–	–	93
Software licensing and equipment maintenance	12	71	36	38	27	112	74	7	–	377
Credit and liquidity commitments
Financial and performance standby letters of credit	868	1,406	2,415	2,917	1,586	3,183	8,479	192	–	21,046
Documentary and commercial letters of credit	53	50	97	64	12	35	19	–	–	330
Commitments to extend credit and liquidity[6,7]	12,541	14,457	9,654	5,665	8,509	11,579	63,334	3,660	1,881	131,280
Non-consolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	151	148	138	138	464	707	–	–	1,746
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $24 billion of covered bonds with remaining contractual maturities of $4 billion in ‘9 months to 1 Year’, $4 billion in ‘over 1 to 2 years’, $13 billion in ‘over 2 to 5 years’, and $3 billion in ‘over 5 years’.
5	Includes $106 million of capital lease commitments with remaining contractual maturities of $3 million in ‘less than 1 month’ , $7 million in ‘1 month to 3 months’, $8 million in ‘3 months to 6 months’, $7 million in ‘6 months to 9 months’, $6 million in ‘9 months to 1 year’, $24 million in ‘over 1 to 2 years’, $29 million in ‘over 2 to 5 years’, and $22 million in ‘over 5 years’.
6	Includes $133 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 87

TABLE 63: REMAINING CONTRACTUAL MATURITY (continued)[1]
(millions of Canadian dollars)
									As at
								October 31, 2014
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$2,769	$12	$–	$–	$–	$–	$–	$–	$–	$2,781
Interest-bearing deposits with banks	28,693	358	355	45	145	–	–	–	14,177	43,773
Trading loans, securities, and other[2]	1,827	2,347	3,281	2,225	2,620	5,219	17,831	14,887	50,936	101,173
Derivatives	5,845	4,945	2,932	2,951	1,696	7,168	14,544	15,715	–	55,796
Financial assets designated at fair value through
profit or loss	172	1,411	662	469	419	274	348	814	176	4,745
Available-for-sale securities	482	1,350	1,851	1,719	393	5,316	24,877	25,089	1,931	63,008
Held-to-maturity securities	98	1,353	485	966	573	5,807	20,478	27,217	–	56,977
Securities purchased under reverse repurchase
agreements	40,978	18,321	13,563	3,413	6,037	205	39	–	–	82,556
Loans
Residential mortgages	1,174	1,735	5,052	8,669	8,566	52,314	94,362	27,040	–	198,912
Consumer instalment and other personal	991	1,352	2,446	2,498	3,270	14,097	24,505	12,786	61,466	123,411
Credit card	–	–	–	–	–	–	–	–	25,570	25,570
Business and government	15,766	3,883	3,606	6,384	3,487	9,451	36,813	41,330	10,629	131,349
Debt securities classified as loans	12	12	34	254	–	147	499	1,737	–	2,695
Total loans	17,943	6,982	11,138	17,805	15,323	76,009	156,179	82,893	97,665	481,937
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,028)	(3,028)
Loans, net of allowance for loan losses	17,943	6,982	11,138	17,805	15,323	76,009	156,179	82,893	94,637	478,909
Customers’ liability under acceptances	11,256	1,796	22	6	–	–	–	–	–	13,080
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,569	5,569
Goodwill[3]	–	–	–	–	–	–	–	–	14,233	14,233
Other intangibles[3]	–	–	–	–	–	–	–	–	2,680	2,680
Land, buildings, equipment, and other depreciable assets[3]	–	–	–	–	–	–	–	–	4,930	4,930
Deferred tax assets	–	–	–	–	–	–	–	–	2,008	2,008
Amounts receivable from brokers, dealers, and clients	17,130	–	–	–	–	–	–	–	–	17,130
Other assets	2,364	390	1,158	77	166	111	130	41	6,726	11,163
Total assets	$129,557	$39,265	$35,447	$29,676	$27,372	$100,109	$234,426	$166,656	$198,003	$960,511
Liabilities
Trading deposits	$10,785	$14,876	$11,242	$9,587	$11,165	$171	$975	$533	$–	$59,334
Derivatives	4,904	4,661	2,558	2,707	1,453	6,391	12,973	15,562	–	51,209
Securitization liabilities at fair value	–	290	1,284	356	–	797	5,527	2,944	–	11,198
Other financial liabilities designated at fair value through
profit or loss	231	281	447	528	370	1,218	175	–	–	3,250
Deposits[4,5]
Personal	5,136	6,616	6,616	5,753	5,278	9,431	13,260	170	290,980	343,240
Banks	6,316	4,071	1,239	76	800	3	6	11	3,249	15,771
Business and government	16,711	11,213	3,905	13,163	4,196	17,332	26,326	6,704	142,155	241,705
Total deposits	28,163	21,900	11,760	18,992	10,274	26,766	39,592	6,885	436,384	600,716
Acceptances	11,256	1,796	22	6	–	–	–	–	–	13,080
Obligations related to securities sold short[2]	2,817	2,861	691	518	425	3,812	7,152	9,440	11,749	39,465
Obligations related to securities sold under repurchase
agreements	42,928	6,093	1,908	838	1,108	129	108	–	–	53,112
Securitization liabilities at amortized cost	19	389	1,580	715	519	6,860	11,934	2,944	–	24,960
Amounts payable to brokers, dealers, and clients	18,192	–	–	–	–	–	–	–	3	18,195
Insurance-related liabilities	151	236	314	–	531	774	1,468	954	1,651	6,079
Other liabilities[6]	2,697	3,554	903	339	285	400	2,536	99	5,084	15,897
Subordinated notes and debentures	–	–	–	–	–	–	–	7,785	–	7,785
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	56,231	56,231
Total liabilities and equity	$122,143	$56,937	$32,709	$34,586	$26,130	$47,318	$82,440	$47,146	$511,102	$960,511
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$69	$137	$207	$205	$205	$786	$1,942	$3,183	$–	$6,734
Network service agreements	2	3	5	5	5	20	–	–	–	40
Automated teller machines	20	34	53	41	28	42	47	–	–	265
Contact center technology	2	5	7	7	7	29	54	–	–	111
Software licensing and equipment maintenance	6	68	17	26	9	132	64	–	–	322
Credit and liquidity commitments
Financial and performance standby letters of credit	647	1,295	2,378	2,605	1,637	2,633	6,316	884	–	18,395
Documentary and commercial letters of credit	24	59	43	21	9	21	20	10	–	207
Commitments to extend credit and liquidity[7,8]	12,616	12,366	5,779	4,195	4,161	11,416	45,269	3,061	1,505	100,368
Non-consolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	272	189	66	66	381	408	–	–	1,382
1	Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments.
2	Amount has been recorded according to the remaining contractual maturity of the underlying security.
3	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5	Includes $17 billion of covered bonds with remaining contractual maturities of $2 billion in ‘6 months to 9 months’, $4 billion in ‘over 1 to 2 years’, $10 billion in ‘over 2 to 5 years’, and $1 billion in ‘over 5 years’.
6	Includes $119 million of capital lease commitments with remaining contractual maturities of $3 million in ‘less than 1 month’, $6 million in ‘1 month to 3 months’, $8 million in ‘3 months to 6 months’, $8 million in ‘6 months to 9 months’, $8 million in ‘9 months to 1 year’, $28 million in ‘over 1 to 2 years’, $34 million in ‘over 2 to 5 years’, and $24 million in ‘over 5 years’.
7	Includes $76 million in commitments to extend credit to private equity investments.
8	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 88

Capital Adequacy Risk

Capital adequacy risk is the risk of insufficient capital being available in relation to the amount of capital required to carry out the Bank’s strategy and/or satisfy regulatory and internal capital adequacy requirements.

Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.

Managing capital levels of a financial institution requires that TD holds sufficient capital under all conditions to avoid the risk of breaching minimum capital levels prescribed by regulators.

Who Manages capital adequacy risk

The Board has the ultimate responsibility for overseeing adequacy of capital and capital management. The Board reviews the adherence to capital targets and reviews and approves the annual capital plan and the Global Capital Management Policy. The Risk Committee reviews and approves the Capital Adequacy Risk Management Framework and oversees management’s actions to maintain an appropriate ICAAP framework, commensurate with the Bank’s risk profile. The CRO ensures the Bank’s ICAAP is effective in meeting capital adequacy requirements.

The ALCO recommends and maintains the Capital Adequacy Risk Management Framework and the Global Capital Management Policy for effective and prudent management of the Bank’s capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital targets.

Enterprise Capital Management within Treasury and Balance Sheet Management is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis. Enterprise Capital Management updates the capital forecast and makes recommendations to the ALCO regarding capital issuance, repurchase and redemption. Risk Capital Assessment, within Risk Management, leads the ICAAP and EWST processes. Business segments are responsible for managing to allocated capital limits.

Additionally, regulated subsidiaries, including, insurance, U.S., and other jurisdictions of the Bank manage their capital adequacy risk in accordance with applicable regulatory requirements. However, capital management policies and procedures of these subsidiaries conform with those of the Bank. U.S.-regulated subsidiaries of the Bank are required to follow the U.S. Federal Reserve Board's final rules on Enhanced Prudential Standards for large Foreign Bank Organizations and U.S. Bank Holding Companies. Refer to the sections on “Future Regulatory Capital Developments”, “EWST” and “Top and Emerging Risks That May Affect the Bank and Future Results” for further details.

How TD ManageS capital adequacy Risk

Capital resources are managed to ensure the Bank’s capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, ensuring that it meets the higher of these requirements.

Regulatory capital requirements represent minimum capital levels. The Board approves capital targets that provide a sufficient buffer under stress conditions so that the Bank exceeds minimum capital requirements. The purpose of these capital targets is to reduce the risk of a breach of minimum capital requirements, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before minimum capital requirements are breached. Capital targets are defined in the Global Capital Management Policy.

The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst case unexpected losses over a one-year period, associated with management’s target debt rating.

In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to ensure capital adequacy through periods of Bank- specific or systemic market stress. The Capital Contingency Plan determines the governance and procedures to be followed if the Bank’s consolidated capital levels are forecast to fall below capital targets. It outlines potential management actions that may be taken to prevent such a breach from occurring.

A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual capital limits. Capital usage is monitored and reported to the ALCO.

The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The impacts of the EWST are applied to the capital forecast and are considered in the determination of capital targets.

Legal and Regulatory Compliance Risk

Legal and regulatory compliance (LRC) risk is the risk associated with the failure to meet the Bank’s legal obligations from legislative, regulatory or contractual perspectives. This includes risks associated with the failure to identify, communicate and comply with current and changing laws, regulations, rules, regulatory guidance, self-regulatory organization standards and codes of conduct, including AML regulations (“LRC requirements”). It also includes the risks associated with the failure to meet material contractual obligations or similarly binding legal commitments, by either the Bank or other parties contracting with the Bank. Potential consequences of failing to mitigate LRC risk include financial loss, regulatory sanctions and loss of reputation, which could be material to the Bank.

Financial Services is one of the most closely regulated industries, and the management of a financial services business is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to LRC risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, reputational damage and other costs associated with legal proceedings, and unfavourable judicial or regulatory judgments or actions may also adversely affect TD’s business, results of operations and financial condition. LRC risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. This risk can occur as part of the normal course of operating TD’s businesses.

Who Manages Legal and regulatory compliance Risk

The proactive and effective management of this risk is complex given the breadth and pervasiveness of exposure. Effective management of LRC risk is a result of enterprise-wide collaboration between businesses and the Legal, Compliance and AML departments and is set out under a Legal and Regulatory Compliance Risk Management framework. Each of the Bank's businesses is responsible for compliance with LRC requirements applicable to their jurisdiction and specific business requirements. Under TD’s approach to risk governance, businesses have ownership and overall responsibility for adhering to LRC requirements in their business operations, including for setting the appropriate tone for legal and regulatory compliance. Compliance, Legal and AML, together with the Regulatory Risk (including Regulatory Relationships and Government Affairs) group, provide advice and oversight with respect to managing LRC risk. Representatives of these groups participate, as required, in senior operating committees of the Bank’s businesses. Also, the senior management of Compliance, Legal and AML have established regular meetings with and reporting to the Audit Committee, which oversees the establishment and maintenance of processes and policies that ensure the Bank is in compliance with the laws and regulations that apply to it (as well as its own policies).

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 89

How TD ManageS legal and regulatory compliance Risk

While each of TD's businesses is responsible for assessing its LRC risk, designing and implementing controls, and monitoring and reporting on its risk profile, effective management of LRC risk is a result of enterprise-wide collaboration between businesses and the Legal, Compliance and AML departments through (a) independent and objective identification and assessment of LRC risk, (b) objective guidance and advisory services to identify, assess, control and monitor LRC risk, and (c) an approved set of frameworks, policies, procedures, guidelines and practices. Legal, Compliance and AML are structured and organize their activities in order to support the independent and effective oversight of LRC Risks across the enterprise, promote a culture of integrity, and provide trusted objective guidance. In particular, Compliance and AML departments aim to build and run strong, resilient and sustainable departments that effectively manage LRC risk globally by:

•	Independently monitoring and assessing, on a risk-based approach, the adequacy of, adherence to and effectiveness of LRC risk management programs and controls in the Businesses;
•	Delivering objective guidance and independent challenge;
•	Proactively managing regulatory change; and
•	Providing trusted and reliable reporting, advice and opinion to senior leadership and the Audit Committee of the Board on the state of LRC risks, controls and outcomes.

The Legal department undertakes certain centralized functions and provides teams to support TD to identify and manage LRC risk, including with respect to disclosure and governance matters and litigation management to manage financial, reputational and regulatory risk to the Bank. In addition, the Compliance and AML departments have developed methodologies and processes to measure and aggregate LRC risks on an ongoing basis as a critical baseline to assess whether TD’s internal controls are effective in adequately mitigating LRC risk. The Legal department has developed methodologies for measuring litigation risk for adherence to risk appetite.

Finally, the Bank’s Regulatory Risk groups also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations, facilitate regulatory approvals of new products, and advance the public policy objectives of the Bank.

Reputational Risk

Reputational risk is the potential that stakeholder impressions, whether true or not, regarding the Bank’s business practices, actions or inactions, will or may cause a decline in TD’s value, brand, liquidity or customer base, or require costly measures to address.

A company’s reputation is a valuable business asset that is essential to optimizing shareholder value and therefore, is constantly at risk. Reputational risk can arise as a consequence of negative impressions about TD's business practices and may involve any aspect of the Bank's operations, but usually involves concerns about business ethics and integrity, competence, or the quality or suitability of products and services. As such, reputational risk is not managed in isolation from TD's other major risk categories, as all risk categories can have an impact on reputation, which in turn can impact TD's brand, earnings, and capital.

Who Manages Reputational Risk

Responsibility for managing risks to the Bank’s reputation ultimately lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The RRC is the most senior executive committee for the review of reputational risk matters at TD. The mandate of the RRC is to oversee the management of reputational risk within the Bank's risk appetite. Its main accountability is to review and assess business and corporate initiatives and activities across TD where significant reputational risk profiles have been identified and escalated. The RRC ensures that escalated initiatives and activities have received adequate senior management and subject matter expert review for reputational risk implications prior to implementation.

At the same time, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank's reputation. This means following ethical practices at all times, complying with applicable policies, legislation, and regulations and supporting positive interactions with the Bank's stakeholders. Reputational risk is most effectively managed when everyone at the Bank works continuously to protect and enhance TD's reputation.

HOW TD ManageS REPUTATIONAL RISK

TD's approach to the management of reputational risk combines the experience and knowledge of individual business segments, and governance, risk and oversight functions. It is based on enabling TD's businesses to understand their risks and developing the policies, processes, and controls required to manage these risks appropriately in line with the Bank's strategy and reputational risk appetite. TD's Reputational Risk Management Framework provides a comprehensive overview of the Bank's approach to the management of this risk. Amongst other significant policies, TD's enterprise Reputational Risk Management Policy is approved by the Risk Committee. This Policy sets out the requirements under which business segments and corporate shared services are required to manage reputational risk. These include implementing procedures and designating a business-level committee to review reputational risk issues and escalating as appropriate to the RRC.

The Bank also has an enterprise-wide New Business and Product Approval Policy that is approved by the Risk Committee and establishes standard practices to be used across TD to support consistent processes for approving new businesses and products. The policy is supported by business segment specific processes, which involve independent review from oversight functions, and includes consideration of all aspects of a new product, including reputational risk.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 90

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns and related social risk within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: (1) direct risks associated with the ownership and operation of the Bank's business, which include management and operation of company-owned or managed real estate, fleet, business operations, and associated services; (2) indirect risks associated with the environmental performance or environmental events, such as changing climate patterns that may impact the Bank's retail customers and clients to whom TD provides financing or in which TD invests; (3) identification and management of new or emerging environmental regulatory issues; and (4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

Who Manages Environmental Risk

The Executive Vice President, Community, Environment and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD’s main business segments and corporate functions. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD’s business segments are responsible for implementing the environmental strategy and managing associated risks within their units.

How TD ManageS Environmental Risk

TD manages environmental risks within the Environmental Management System (EMS) which consist of three components: an Environmental Policy, an Environmental Management Framework, and Environmental Procedures and Processes. The Bank's EMS is consistent with the ISO 14001 international standard, which represents industry best practice. The Bank's Environmental Policy reflects the global scope of its environmental activities.

Within the Bank's Environmental Management Framework, it has identified a number of priority areas and has made voluntary commitments relating to these.

The Bank's environmental metrics, targets, and performance are publicly reported within its annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.

TD applies its Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale, commercial, and retail businesses. These procedures include assessment of TD's clients’ policies, procedures, and performance on material environmental and related social issues, such as climate risk, biodiversity, water risk, stakeholder engagement, and free prior and informed consent (FPIC) of Aboriginal peoples. Within Wholesale Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. The Bank has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within its annual Corporate Responsibility Report.

TDAM is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UNPRI. In 2015 TD Insurance became a signatory to the United Nations Environment Program Finance Initiative Principles for Sustainable Insurance (UNEP FI-PSI) which provides a global framework for managing environmental, social and governance risks within the insurance industry.

The Bank proactively monitors and assesses policy and legislative developments, and maintains an ‘open door’ approach with environmental and community organizations, industry associations, and responsible investment organizations.

For more information on TD's environmental policy, management and performance, please refer to the Corporate Responsibility Report, which is available at the Bank's website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

How Risk Is Managed At TD Ameritrade

TD Ameritrade’s management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade’s Board, particularly through the latter's Risk and Audit Committees. TD monitors the risk management process at TD Ameritrade through management governance and protocols and also participates in TD Ameritrade’s Board.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent the Bank requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between the Bank and TD Ameritrade to coordinate necessary intercompany information flow. The Bank has designated the Group Head, Insurance, Credit Cards and Enterprise Strategy to have responsibility for the TD Ameritrade investment, including regular meetings with the TD Ameritrade Chief Executive Officer. In addition to regular communication at the Chief Executive Officer level, regular operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade’s operating results and key risks. In addition, certain functions including Internal Audit, Treasury, Finance, and Compliance have relationship protocols that allow for access to and the sharing of information on risk and control issues. TD has established a compliance committee, pursuant to a U.S. federal supervisory letter, which provides a holistic overview of key compliance issues and developments across all of the Bank's businesses in the U.S. including, to the extent applicable, TD Ameritrade. As with other material risk issues, where required, material risk issues associated with TD Ameritrade are reported up to TD’s Board or an appropriate Board committee.

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade’s Board of Directors. The Bank’s designated directors include the Bank’s Group President and Chief Executive Officer, two independent directors of TD, and a former independent director of TD. TD Ameritrade’s bylaws, which state that the Chief Executive Officer’s appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade’s Chief Executive Officer attains the broad support of the TD Ameritrade Board which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD’s percentage ownership in TD Ameritrade and certain other limited exceptions. Currently, the directors the Bank designates participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the Human Resources and Compensation Committee, as well as participating in the Risk Committee and Corporate Governance Committee.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 91

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies and estimates are presented in the Notes of the 2015 Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s 2015 Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, and the consolidation of structured entities.

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s 2015 Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies and significant judgments, estimates, and assumptions under IFRS, refer to Notes 2 and 3 of the Bank’s 2015 Consolidated Financial Statements.

Accounting Judgments, Estimates and Assumptions

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counterparty-specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the incurred but not identified allowance for credit losses.

FAIR VALUE MEASUREMENT

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 92

The inherent nature of private equity investing is that the Bank’s valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair value of financial instruments and further details as to how they are measured are provided in Note 5 of the Bank's 2015 Consolidated Financial Statements.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank’s cash generating unit (CGU) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs, and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

Employee Benefits

The projected benefit obligation and expense related to the Bank’s pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 93

Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking account of all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. The Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

To recognize the uncertainty in establishing these best estimates, to allow for possible deterioration in experience and to provide greater comfort that the actuarial liabilities are sufficient to pay future benefits, actuaries are required to include margins in some assumptions. A range of allowable margins is prescribed by the Canadian Institute of Actuaries relating to claims development, reinsurance recoveries and investment income variables. The impact of the margins is referred to as the provision for adverse deviation. Expected claims and policy benefit liabilities are discounted using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation, as required by Canadian accepted actuarial practices, and makes explicit provision for adverse deviation.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.

Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity’s key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity’s key economic activities, it is considered to have decision-making power over the entity.

The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.

If the Bank has decision-making power over and absorbs significant variable returns from the entity it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.

The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.

ACCOUNTING STANDARDS AND POLICIES

Current and Future Changes in Accounting Policies

CURRENT CHANGES IN ACCOUNTING POLICY

The following new and amended standards have been adopted by the Bank.

Presentation – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (the “IAS 32 amendments”), which clarified the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank. The transition date for the Bank was November 1, 2013.

As a result of adopting the IAS 32 amendments, certain bilateral transactions related to reverse repurchase and repurchase agreements, and amounts receivable from or payable to brokers, dealers, and clients no longer qualified for offsetting under the new guidance. As at October 31, 2014, the IAS 32 amendments resulted in an increase in derivative assets and liabilities of $0.4 billion (November 1, 2013 – $0.5 billion), an increase in reverse repurchase and repurchase agreements of $7.5 billion (November 1, 2013 – $5.2 billion), and an increase in amounts receivable from or payable to brokers, dealers, and clients of $7.8 billion (November 1, 2013 – $5.3 billion).

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government, which is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 94

IFRIC 21 changed the pattern and timing of recognition of certain levies paid by the Bank, in that it requires the obligation for these levies to be recognized at specific points in time in accordance with their applicable legislation. This change in timing of recognition did not have a material impact on the financial position, cash flows, or earnings of the Bank on an annual basis.

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank, and have been applied retrospectively. The IAS 39 amendments did not have a material impact on the financial position, cash flows, or earnings of the Bank and have been retained in the final version of IFRS 9, Financial Instruments (IFRS 9).

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. In January 2015, OSFI issued the final version of the Advisory titled “Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks”. All D-SIBs, including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017.

The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan. An Executive Steering Committee has been formed with joint leadership from Finance and Risk and with representation from Technology, Internal Audit, and project management teams. A communication plan including progress reporting protocols has been established with regular updates provided to the Executive Steering Committee on key decisions. IFRS 9 overview sessions have been held at various levels within the Bank, including the Audit and Risk Committees.

The Bank’s implementation plan includes the following phases: (a) Initiation and Planning; (b) Detailed Assessment; (c) Design and Solution Development; and (d) Implementation, with work streams focused on each of the three required sections of IFRS 9 noted above as well as Reporting and Disclosures. The Bank is on track with its project timelines. The Initiation and Planning phase is near completion and the Detailed Assessment and Design and Solution Development phases are in progress.

The following is a summary of the new accounting concepts and project status under IFRS 9:

Classification and Measurement

Financial assets will be classified based on the Bank’s business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9, except for financial liabilities measured at fair value through profit or loss when classified as held for trading or designated using the fair value option. When the fair value option is elected, the Bank will be required to recognize the change in the fair value of the financial liability arising from changes in the Bank’s own credit risk in other comprehensive income.

The Bank has defined its significant business models and is in the process of assessing the cash flow characteristics for all financial assets under the scope of IFRS 9.

Impairment

IFRS 9 introduces a new impairment model based on expected credit losses (ECLs) which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. If there is no objective evidence of impairment for an individual loan, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment losses incurred but not identified. Under IFRS 9, ECLs will be recognized in profit or loss before a loss event has occurred, which could result in earlier recognition of credit losses compared to the current model.

The expected credit loss model requires the recognition of impairment at an amount equal to 12-month ECLs or lifetime ECLs depending on whether there has been a significant increase in credit risk since initial recognition of the financial instrument. If a significant increase in credit risk has occurred since initial recognition, then impairment is measured as lifetime ECLs otherwise 12-month ECLs are measured. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance will revert back to being measured based on 12-month ECLs.

ECLs will be measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and will consider reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that impact our credit risk assessment. 12-month ECLs represent the portion of lifetime ECLs that are expected to occur based on default events that are possible within 12 months after the reporting date. The IFRS 9 model breaks down into three stages: Stage 1 – 12-month ECLs for performing instruments, Stage 2 – Lifetime ECLs for performing instruments that have experienced a significant increase in credit risk, and Stage 3 – Lifetime ECLs for non-performing financial assets.

The new impairment model will apply to all financial assets measured at amortized cost or fair value through other comprehensive income with the most significant impact expected to be on loan assets. The model will also apply to loan commitments and financial guarantees that are not measured at fair value through profit or loss.

The Bank is currently assessing the technology requirements for tracking credit migration under the new ECL model as well as the impact to risk parameters and credit risk modelling processes.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 95

General Hedge Accounting

IFRS 9 introduces a new general hedge accounting model which better aligns accounting with risk management activities. The new standard permits a wider range of qualifying hedged items and hedged risks as well as types of hedging instruments. Effectiveness testing will have an increased focus on establishing an economic relationship, achieving a target hedge ratio and monitoring credit risk exposures. Voluntary discontinuation of hedging relationships is no longer permitted except in limited circumstances based on the risk management objectives of hedge strategies. The Bank has an accounting policy choice to adopt the new general hedge accounting model under IFRS 9 or continue to apply the hedge accounting requirements under IAS 39. The Bank continues to evaluate this accounting policy choice in accordance with the project plan.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this standard.

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2015. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2015.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.

The Bank’s management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment management has concluded that as at October 31, 2015, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2015. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2015.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2015, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 96

Additional Financial Information

Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB.

TABLE 64: INVESTMENT PORTFOLIO – Securities Maturity Schedule[1,2]
(millions of Canadian dollars)									As at
	Remaining terms to maturities[3]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total		Total
							October 31	October 31	October 31
							2015	2014	2013
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Federal
Fair value	$161	$3,928	$7,653	$2,689	$–	$–	$14,431	$8,404	$9,329
Amortized cost	160	3,922	7,671	2,697	–	–	14,450	8,355	9,301
Yield	1.64%	1.67%	1.41%	1.41%	–%	–%	1.48%	1.82%	0.69%
Provinces
Fair value	454	1,935	1,911	2,876	9	–	7,185	4,545	2,588
Amortized cost	454	1,926	1,912	2,933	8	–	7,233	4,518	2,569
Yield	1.16%	1.83%	1.83%	2.28%	4.44%	–%	1.98%	2.08%	1.16%
U.S. federal government debt
Fair value	145	–	–	10,491	–	–	10,636	152	141
Amortized cost	145	–	–	10,566	–	–	10,711	152	141
Yield	0.04%	–%	–%	1.83%	–%	–%	1.81%	0.12%	0.14%
U.S. states, municipalities and agencies
Fair value	402	1,051	2,153	1,847	6,496	–	11,949	11,978	15,035
Amortized cost	399	1,042	2,090	1,816	6,468	–	11,815	11,798	14,830
Yield	2.52%	1.86%	1.50%	2.32%	1.56%	–%	1.73%	1.81%	1.85%
Other OECD government-guaranteed debt
Fair value	1,866	1,224	4,145	4,420	–	–	11,655	3,322	7,994
Amortized cost	1,865	1,223	4,159	4,466	–	–	11,713	3,313	7,978
Yield	0.44%	0.53%	1.43%	1.64%	–%	–%	1.26%	1.67%	1.25%
Canadian mortgage-backed securities
Fair value	456	1,540	2,064	–	–	–	4,060	3,306	2,810
Amortized cost	454	1,507	2,060	–	–	–	4,021	3,256	2,791
Yield	2.11%	2.32%	1.76%	–%	–%	–%	2.01%	2.24%	2.26%
Other debt securities
Asset-backed securities
Fair value	1,688	1,103	1,975	6,113	5,883	–	16,762	18,903	29,320
Amortized cost	1,687	1,104	1,976	6,136	6,018	–	16,921	18,831	29,252
Yield	1.18%	1.04%	1.05%	1.67%	1.04%	–%	1.28%	1.06%	1.01%
Non-agency CMO
Fair value	–	–	–	–	916	–	916	1,722	963
Amortized cost	–	–	–	–	921	–	921	1,713	948
Yield	–%	–%	–%	–%	2.13%	–%	2.13%	2.77%	1.75%
Corporate and other debt
Fair value	1,221	4,513	2,456	433	142	–	8,765	8,099	8,653
Amortized cost	1,216	4,521	2,461	433	139	–	8,770	8,008	8,471
Yield	3.08%	2.91%	2.75%	3.52%	5.38%	–%	2.96%	2.91%	3.12%
Equity securities
Common shares
Fair value	–	–	–	–	–	1,858	1,858	1,760	1,640
Amortized cost	–	–	–	–	–	1,770	1,770	1,642	1,560
Yield	–%	–%	–%	–%	–%	5.42%	5.42%	4.74%	3.69%
Preferred shares
Fair value	–	–	–	–	–	114	114	171	166
Amortized cost	–	–	–	–	–	112	112	153	152
Yield	–%	–%	–%	–%	–%	4.33%	4.33%	1.26%	3.70%
Debt securities reclassified from
trading
Fair value	85	78	23	208	57	–	451	646	905
Amortized cost	83	75	19	185	58	–	420	596	835
Yield	8.77%	8.32%	8.25%	5.87%	4.84%	–%	6.84%	4.61%	7.46%
Total available-for-sale securities
Fair value	$6,478	$15,372	$22,380	$29,077	$13,503	$1,972	$88,782	$63,008	$79,544
Amortized cost	6,463	15,320	22,348	29,232	13,612	1,882	88,857	62,335	78,828
Yield	1.44%	1.99%	1.60%	1.82%	1.40%	5.35%	1.89%	1.89%	1.56%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	As at October 31, 2015, includes securities issued by Government of Japan of $8.9 billion and Federal Republic of Germany of $8.6 billion, where the book value was greater than 10% of the shareholders' equity. There were no securities owned greater than 10% in the prior years.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 97

TABLE 64: INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)[1,2]
(millions of Canadian dollars)									As at
	Remaining terms to maturities[3]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total		Total
							October 31	October 31	October 31
							2015	2014	2013
Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal
Fair value	$60	$–	$923	$–	$–	$–	$983	$–	$259
Amortized cost	59	–	915	–	–	–	974	–	259
Yield	0.42%	–%	1.87%	–%	–%	–%	1.78%	–%	0.99%
U.S. federal government and agencies debt
Fair value	–	–	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%	–%	–%
U.S. states, municipalities and agencies
Fair value	–	2,582	6,608	6,391	3,266	–	18,847	18,879	12,513
Amortized cost	–	2,567	6,575	6,243	3,263	–	18,648	18,792	12,551
Yield	–%	1.58%	1.85%	2.29%	2.24%	–%	2.03%	2.04%	2.09%
Other OECD government-guaranteed debt
Fair value	5,811	8,812	8,695	947	–	–	24,265	15,492	13,103
Amortized cost	5,804	8,696	8,610	935	–	–	24,045	15,327	13,080
Yield	1.09%	0.58%	0.23%	0.33%	–%	–%	0.57%	1.00%	1.31%
Other debt securities
Other issuers
Fair value	872	3,507	11,849	2,612	11,807	–	30,647	22,955	4,075
Amortized cost	878	3,491	11,842	2,616	11,956	–	30,783	22,858	4,071
Yield	2.94%	1.84%	0.84%	1.26%	2.00%	–%	1.50%	1.08%	2.22%
Total held-to-maturity schedules
Fair value	$6,743	$14,901	$28,075	$9,950	$15,073	$–	$74,742	$57,326	$29,950
Amortized cost	6,741	14,754	27,942	9,794	15,219	–	74,450	56,977	29,961
Yield	1.32%	1.05%	0.92%	1.83%	2.05%	–%	1.33%	1.38%	1.76%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	As at October 31, 2015, includes securities issued by Government of Japan of $8.9 billion and Federal Republic of Germany of $8.6 billion, where the book value was greater than 10% of the shareholders' equity. There were no securities owned greater than 10% in the prior years.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 98

TABLE 65: LOAN PORTFOLIO – Maturity Schedule
(millions of Canadian dollars)								As at
	Remaining term to maturity
	Under	1 to 5	Over
	1 year	years	5 years	Total				Total
			October 31		October 31	October 31	October 31	October 31
				2015	2014	2013	2012	2011
Canada
Residential mortgages	$38,764	$141,728	$4,517	$185,009	$175,125	$164,389	$154,247	$142,297
Consumer instalment and other personal
HELOC	44,270	17,040	7	61,317	59,568	61,581	64,753	65,531
Indirect Auto	392	8,838	9,808	19,038	16,475	14,666	13,965	13,607
Other	14,624	214	1,237	16,075	16,116	15,193	14,574	15,380
Credit card	17,941	–	–	17,941	17,927	15,288	14,236	8,094
Total personal	115,991	167,820	15,569	299,380	285,211	271,117	261,775	244,909
Real estate
Residential	5,212	5,160	4,490	14,862	14,604	13,685	12,477	10,738
Non-residential	7,516	2,311	1,503	11,330	9,768	8,153	7,252	5,899
Total real estate	12,728	7,471	5,993	26,192	24,372	21,838	19,729	16,637
Total business and government
(including real estate)	53,961	20,508	9,686	84,155	71,814	64,272	55,797	51,720
Total loans – Canada	169,952	188,328	25,255	383,535	357,025	335,389	317,572	296,629
United States
Residential mortgages	283	112	26,527	26,922	23,335	20,945	17,362	12,495
Consumer instalment and other personal
HELOC	10,791	206	2,337	13,334	11,665	10,607	10,122	9,654
Indirect Auto	6,048	17,664	1,150	24,862	18,782	16,323	13,466	9,741
Other	203	436	54	693	615	533	490	449
Credit card	12,274	–	–	12,274	7,637	6,900	1,097	892
Total personal	29,599	18,418	30,068	78,085	62,034	55,308	42,537	33,231
Real estate
Residential	1,143	2,446	2,102	5,691	4,294	3,470	3,015	3,101
Non-residential	1,620	9,416	7,281	18,317	14,037	12,084	10,831	9,443
Total real estate	2,763	11,862	9,383	24,008	18,331	15,554	13,846	12,544
Total business and government
(including real estate)	14,682	41,127	41,408	97,217	69,417	55,000	47,181	41,853
Total loans – United States	44,281	59,545	71,476	175,302	131,451	110,308	89,718	75,084
Other International
Personal	4	1	–	5	9	10	11	12
Business and government	1,760	218	–	1,978	2,124	2,240	2,653	3,520
Total loans – Other international	1,764	219	–	1,983	2,133	2,250	2,664	3,532
Other loans
Debt securities classified as loans	143	364	1,680	2,187	2,695	3,744	4,994	6,511
Acquired credit-impaired loans	145	523	746	1,414	1,713	2,485	3,767	5,560
Total other loans	288	887	2,426	3,601	4,408	6,229	8,761	12,071
Total loans	$216,285	$248,979	$99,157	$564,421	$495,017	$454,176	$418,715	$387,316

TABLE 66: LOAN PORTFOLIO – Rate Sensitivity
(millions of Canadian dollars)
										As at
	October 31, 2015		October 31, 2014		October 31, 2013		October 31, 2012		October 31, 2011
	1 to	Over	1 to	Over	1 to	Over	1 to	Over	1 to	Over
	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Fixed rate	$176,316	$66,949	$155,614	$59,555	$158,435	$45,395	$133,730	$37,781	$90,753	$28,301
Variable rate	72,663	32,208	73,672	24,991	60,401	23,065	58,199	20,867	56,904	16,764
Total	$248,979	$99,157	$229,286	$84,546	$218,836	$68,460	$191,929	$58,648	$147,657	$45,065

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 99

The change in the Bank’s allowance for credit losses for the years ended October 31 are shown in the following table.

TABLE 67: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)
	2015	2014	2013	2012	2011
Allowance for loan losses – Balance at beginning of year	$3,028	$2,855	$2,644	$2,314	$2,309
Provision for credit losses	1,683	1,557	1,631	1,795	1,490
Write-offs
Canada
Residential mortgages	23	21	20	18	11
Consumer instalment and other personal
HELOC	13	13	18	16	12
Indirect Auto	224	207	160	155	155
Other	218	234	274	310	329
Credit card	638	582	543	335	365
Total personal	1,116	1,057	1,015	834	872
Real estate
Residential	4	1	2	3	3
Non-residential	3	3	3	4	3
Total real estate	7	4	5	7	6
Total business and government (including real estate)	74	109	104	108	102
Total Canada	1,190	1,166	1,119	942	974
United States
Residential mortgages	16	17	33	42	30
Consumer instalment and other personal
HELOC	47	43	65	101	74
Indirect Auto	206	232	231	145	55
Other	101	79	74	67	69
Credit card	454	288	56	50	54
Total personal	824	659	459	405	282
Real estate
Residential	5	12	16	91	113
Non-residential	22	18	59	84	60
Total real estate	27	30	75	175	173
Total business and government (including real estate)	124	117	191	385	373
Total United States	948	776	650	790	655
Other International
Personal	–	–	–	–	–
Business and government	–	–	–	–	–
Total other international	–	–	–	–	–
Other loans
Debt securities classified as loans	13	5	11	–	48
Acquired credit-impaired loans[1,2]	6	20	38	112	39
Total other loans	19	25	49	112	87
Total write-offs against portfolio	2,157	1,967	1,818	1,844	1,716
Recoveries
Canada
Residential mortgages	1	5	3	4	4
Consumer instalment and other personal
HELOC	2	5	2	3	1
Indirect Auto	78	138	35	20	20
Other	58	60	55	51	48
Credit card	124	109	101	46	43
Total personal	263	317	196	124	116
Real estate
Residential	1	1	1	1	–
Non-residential	1	2	1	1	1
Total real estate	2	3	2	2	1
Total business and government (including real estate)	33	29	28	25	27
Total Canada	296	346	224	149	143
United States
Residential mortgages	11	10	17	15	9
Consumer instalment and other personal
HELOC	5	5	4	6	3
Indirect Auto	83	12	64	35	14
Other	23	20	22	19	20
Credit card	113	60	5	5	4
Total personal	235	107	112	80	50
Real estate
Residential	9	14	8	8	9
Non-residential	9	15	10	13	8
Total real estate	18	29	18	21	17
Total business and government (including real estate)	50	73	49	57	71
Total United States	285	180	161	137	121
Other International
Personal	–	–	–	–	–
Business and government	1	–	–	–	–
Total other international	1	–	–	–	–
Other loans
Debt securities classified as loans	–	–	–	–	–
Acquired credit-impaired loans[1,2]	19	7	9	1	–
Total other loans	19	7	9	1	–
Total recoveries on portfolio	601	533	394	287	264
Net write-offs	(1,556)	(1,434)	(1,424)	(1,557)	(1,452)
Disposals	(3)	–	(41)	–	–
Foreign exchange and other adjustments	321	112	46	20	(28)
Total allowance for credit losses	3,473	3,090	2,856	2,572	2,319
Less: Allowance for off-balance sheet positions[3]	39	62	1	(72)	5
Allowance for loan losses – Balance at end of year	$3,434	$3,028	$2,855	$2,644	$2,314
Ratio of net write-offs in the period to average loans outstanding	0.30%	0.31%	0.33%	0.39%	0.40%
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the “FDIC Covered Loans” section in Note 8 of the Bank’s 2015 Consolidated Financial Statements.
3	The allowance for credit losses for off-balance sheet instruments is recorded in Other Liabilities on the Consolidated Balance Sheet.
TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 100

TABLE 68: AVERAGE DEPOSITS
(millions of Canadian dollars, except as noted)
					For the years ended
	October 31, 2015			October 31, 2014			October 31, 2013
		Total	Average		Total	Average		Total	Average
	Average	interest	rate	Average	interest	rate	Average	interest	rate
	balance	expense	paid	balance	expense	paid	balance	expense	paid
Deposits booked in Canada[1]
Non-interest bearing demand deposits	$6,685	$–	–%	$5,405	$–	–%	$4,050	$–	–%
Interest bearing demand deposits	45,081	570	1.26	38,443	597	1.55	35,768	443	1.24
Notice deposits	172,124	306	0.18	159,687	421	0.26	144,463	459	0.32
Term deposits	146,714	2,112	1.44	120,493	1,934	1.61	110,648	2,039	1.84
Total deposits booked in Canada	370,604	2,988	0.81	324,028	2,952	0.91	294,929	2,941	1.00

Deposits booked in the United States
Non-interest bearing demand deposits	8,723	–	–	6,961	–	–	7,544	–	–
Interest bearing demand deposits	2,812	4	0.14	1,387	3	0.22	897	3	0.33
Notice deposits	239,078	842	0.35	196,735	1,059	0.54	170,255	1,222	0.72
Term deposits	94,016	313	0.33	74,999	216	0.29	70,034	248	0.35
Total deposits booked in the United States	344,629	1,159	0.34	280,082	1,278	0.46	248,730	1,473	0.59

Deposits booked in the other international
Non-interest bearing demand deposits	55	–	–	20	–	–	10	–	–
Interest bearing demand deposits	1,874	5	0.27	1,803	2	0.11	2,557	6	0.23
Notice deposits	2	–	–	27	–	–	28	–	–
Term deposits	17,042	90	0.53	17,951	81	0.45	9,435	41	0.43
Total deposits booked in other international	18,973	95	0.50	19,801	83	0.42	12,030	47	0.39
Total average deposits	$734,206	$4,242	0.58%	$623,911	$4,313	0.69%	$555,689	$4,461	0.80%
1	As at October 31, 2015, deposits by foreign depositors in TD's Canadian bank offices amounted to $13 billion (October 31, 2014 – $8 billion, October 31, 2013 – $7 billion).

TABLE 69: DEPOSITS – Denominations of $100,000 or greater[1]
(millions of Canadian dollars)
					As at
	Remaining term to maturity
	Within 3	3 months to	6 months to	Over 12
	months	6 months	12 months	months	Total
	October 31, 2015
Canada	$31,147	$4,234	$20,715	$64,989	$121,085
United States	28,018	27,687	14,672	2,545	72,922
Other international	10,222	4,976	4,168	–	19,366
Total	$69,387	$36,897	$39,555	$67,534	$213,373

	October 31, 2014
Canada	$23,860	$3,411	$13,461	$54,743	$95,475
United States	32,950	13,359	28,012	2,380	76,701
Other international	12,131	1,985	1,446	–	15,562
Total	$68,941	$18,755	$42,919	$57,123	$187,738

	October 31, 2013
Canada	$25,229	$5,196	$8,695	$36,036	$75,156
United States	41,595	15,634	7,974	1,684	66,887
Other international	11,141	4,504	77	18	15,740
Total	$77,965	$25,334	$16,746	$37,738	$157,783
1	Deposits in Canada, U.S., and Other international include wholesale and retail deposits.

TABLE 70: SHORT-TERM BORROWINGS[1]
(millions of Canadian dollars, except as noted)
			As at
	October 31	October 31	October 31
	2015	2014	2013
Obligations related to securities sold under repurchase agreements
Balance at year-end	$67,156	$53,112	$34,414
Average balance during the year	75,082	62,025	46,234
Maximum month-end balance	74,669	55,944	42,726
Weighted-average rate at October 31	0.25%	0.39%	0.43%
Weighted-average rate during the year	0.37	0.38	0.45
1	Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments.

TD BANK GROUP • 2015 MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 101